Exhibit 99.3

EDC

TAKE ON THE WORLD

EDC 2018 ANNUAL REPORT

Canada

TAKE ON THE WORLD EDC 2018 ANNUAL REPORT

WE HELP COMPANIES GO, GROW AND SUCCEED INTERNATIONALLY EDC 2018 ANNUAL REPORT EDC’s mission is to help Canadian companies go, grow and succeed in markets around the world. We encourage them to take their first international steps, knowing that we’ve got their back. We provide them with the financial solutions they need to compete in global markets. And we draw on our international connections and expertise to guide them to new markets, customers and opportunities. For nearly 75 years we’ve helped tens of thousands of Canadian companies expand their reach to every market on the globe. In 2018, we showed that we’re ready and able to do even more – more to connect with and help Canadian companies of even the smallest size, more to promote sustainable and responsible business practices, and more to support Canada’s robust trade agenda and continued economic prosperity. This annual report echoes our message to customers: take on the world. We believe in the potential of Canadian companies to excel on the world stage, and we’re committed to helping them at every turn. EDC’s success is tied directly to the international success of Canadian companies, and when they take steps forward, the whole Canadian economy benefits.

About EDC 1 Key Performance Indicators 2 2018 CSR Highlights 3 Regional Highlights 4 About This Report 5 Message from the Chair 6 Message from the President and CEO 8 ASPIRE 10 Our Vision and Strategy 12 The Trade Environment 13 Canada’s Trade Agenda 14 2018 Legislative Review 14 Risk Management 15 Performance against Objectives 16 GO 20 Our Brand Promise 22 Channel Strategy 22 Strategic Alliances 24 Knowledge Products 26 U.S. Market Focus 27 Evolving to Meet Exporter Needs 28 Canadian Export Challenge 29 GROW 30 Product and Service Innovation 32 Women in Trade 33 Cleantech 34 International Growth Capital 36 Digital Transformation 37 SUCCEED 38 Support for Canadian Industries 40 Trade Creation 41 Business Connections 43 Trade Diversification 44 Financial Sustainability 45 LEAD 46 CSR Vision and Framework 48 Stakeholder Engagement 49 Business Integrity 51 Environment and People 52 2018 TCFD Disclosure 55 Our Workplace 56 Our Communities 58 CORPORATE GOVERNANCE 61 Board of Directors 67 Executive Management Team 70 FINANCIAL REVIEW 72 Management’s Discussion and Analysis 72 Consolidated Financial Statements 108 TEN-YEAR REVIEW 172 GLOSSARY OF FINANCIAL TERMS 180 CORPORATE REPRESENTATION 181

ABOUT EDC EDC is Canada’s export credit agency and a financial Crown corporation dedicated to helping Canadian companies of all sizes succeed on the world stage. As international risk experts, we equip Canadian companies with the tools they need – the trade knowledge, financing solutions, equity, insurance and connections – to take on the world with confidence. Underlying all our support is a commitment to sustainable and responsible business. In 2018, EDC had 20 international representations, one international corporate branch and 18 offices across Canada, with 1,556 staff working to make business less risky for Canadian exporters and investors. The majority of our employees are located at EDC’s head office in Ottawa, Ontario. Having been entrusted by the Government of Canada to create a Canadian Development Finance Institution (DFI), we launched FinDev Canada, a wholly owned subsidiary, in January 2018. FinDev Canada’s mandate is to support the growth and sustainability of businesses in developing markets. It will help create jobs, promote women’s economic empowerment, and contribute to a cleaner and greener environment. Visit findevcanada.ca for more information, including FinDev Canada’s 2018 Annual Report. EDC is a profitable, financially independent Crown corporation that operates at arm’s length from the Government of Canada. We function on commercial terms and lend at market rates. We generate revenue by collecting interest and fees on loans and guarantee products, as well as premiums on insurance products. EDC does not receive annual parliamentary appropriations and, when possible, we pay an annual dividend to the Government of Canada. In 2018, for example, we paid a $969 million dividend to the Government. Over the past five years, we’ve paid $3.4 billion in such dividends to Canada.

KEY PERFORMANCE INDICATORS

PERFORMANCE MEASURES

BUSINESS MEASURES

CUSTOMERS SERVED

13,135 ▲ 40%

Customers served* by EDC in 2018

TOTAL BUSINESS FACILITATED
($ in billions)

$104.6 ▲ 1%

SMALL BUSINESS AND COMMERCIAL TRANSACTIONS

5,905 ▲ 7%

Transactions supported for our small business and commercial customers

CDIA TRANSACTIONS

584 ▲ 15%

Transactions supported for our customers' direct investment abroad

CUSTOMER MEASURE

Net Promoter Score

75.3

Measure of our customers' satisfaction, loyalty and willingness to recommend us to others

FINANCIAL MEASURE

Productivity Ratio

32.9%

HIGHLIGHTS BY SECTOR AND MARKET

BUSINESS FACILITATED BY INDUSTRY SECTOR

($ in millions)

18,768	Resources
16,192	Financial institutions
12,967	Mining
12,450	Oil and gas
11,878	Light manufacturing
11,334	Infrastructure and environment
9,628	Surface transportation
6,432	Information and communication technologies
4,969	Aerospace

BUSINESS FACILITATED BY GEOGRAPHIC MARKET

($ in millions)

2 EDC 2018 ANNUAL REPORT

KEY PERFORMANCE HIGHLIGHTS BY SECTOR AND MARKET INDICATORS EDC serves Canadian companies of all types and sizes. Our customers represent a variety of industries and their businesses span PERFORMANCE MEASURES different markets around the world. BUSINESS MEASURES BUSINESS FACILITATED BY INDUSTRY SECTOR CUSTOMERS SERVED TOTAL BUSINESS FACILITATED ($ in millions) ($ in billions) 13,135 40% $104.6 1% Customers served* by EDC Total business conducted by in 2018 our customers with the help of EDC solutions SMALL BUSINESS AND CDIA TRANSACTIONS COMMERCIAL TRANSACTIONS 18,768 Resources 16,192 Financial institutions 12,967 Mining 5,905 7% 584 15% 12,450 Oil and gas Transactions supported Transactions supported 11,878 Light manufacturing for our small business and for our customers’ direct 11,334 Infrastructure and environment commercial customers investment abroad 9,628 Surface transportation 6,432 Information and communication technologies 4,969 Aerospace CUSTOMER MEASURE FINANCIAL MEASURE Net Promoter Score Productivity Ratio BUSINESS FACILITATED BY GEOGRAPHIC MARKET ($ in millions) 75.3 32.9% Measure of our customers’ Ratio of our expenses to net satisfaction, loyalty and revenue, representing how willingness to recommend well we use our resources and us to others ultimately manage our costs 62,129 North America 16,109 Asia/Pacific * Customers served measures the number of unique companies EDC transacts with over a calendar year. Note that in 2017 EDC started including knowledge customers in 13,518 Europe and Commonwealth of Independent States this measure. Previously, we only reported on the number of customers that used our financial products and services. 9,366 South America/Central America/Caribbean 3,496 Africa/Middle East 2 EDC 2018 ANNUAL REPORT

2018 CSR HIGHLIGHTS
ENVIRONMENT AND PEOPLE
$2.1 billion
Clean technology business facilitated
3,330 tCO2
Our carbon footprint
BUSINESS INTEGRITY
100%
Employees who received financial crimes awareness-raising sessions
OUR WORKPLACE
47%
Women in leadership
100% New Board members who received sustainable and responsible business onboarding
OUR COMMUNITIES
8,801
Small business customers served
1,100+
Employees involved in EDC’s Community Investment Day
489,000 Equivalent
number of jobs represented by the total value of exports and investments supported by EDC
Named Export Credit Agency of the Year
EDC 2018 ANNUAL REPORT 3 Assured

REGIONAL HIGHLIGHTS EDC opened its first U.S. representations in Chicago and Atlanta in 2018. UNITED STATES Achieved financing volumes of $7.2 billion, driven by the renewal of financings with existing long-term buyers in the market. Provided important guidance to Canadian companies through the Canada–United States–Mexico Agreement (CUSMA) negotiations and through other trade uncertainty, as evidenced by record participation in EDC-led webinars. Identified key regions where EDC’s research shows incremental export opportunities for Canadian companies, leading to the opening of EDC’s first U.S. representations in Chicago and Atlanta. LATIN AMERICA Mexico continues to be one of EDC’s strongest revenue generating and trade creation* markets, reporting $1.7 billion in financing. Key to that success is the continuous growth and diversification of our portfolio with four new borrowers in the retail and advanced technology sector – both areas of interest for Canadian exporters. In the Andean and Caribbean region, we completed more than $870 million in financing, including a record $455 million in Peru. Peru added a new mining trade creation facility with Minsur that will create opportunities for Canadian companies. Chile achieved record financing volume of $1.6 billion, with connection financing in retail and forestry. EDC’s presence in Brazil continued to foster business for Canadian companies in 2018. We completed $573 million in total financing and established new financing with Suzano, a Brazilian pulp and paper company, which will open supply chain opportunities for Canadian companies in the sector. EUROPE, MIDDLE EAST AND AFRICA Completed three key trade creation transactions with major Turkish EPC (Engineering, Procurement and Construction) companies, unlocking procurement opportunities for Canadian infrastructure and power companies. In support of the Comprehensive Economic and Trade Agreement (CETA), completed trade creation facilities in Europe with three major buyers: one of the largest online retailers worldwide, Germany’s largest food retailer and a global supplier of automotive components. Built greater awareness of CETA among Canadian companies through highly attended webinars. Supported Canadian pension plans with their European investment activities through the provision of $1.7 billion in financing in 2018. * Trade creation involves building relationships with targeted foreign buyers operating in specific markets or sectors, and then connecting qualified Canadian companies to those buyers.

ASIA
Continued to increase our support of Canadian exporters in Asia by providing more than $16 billion in insurance and financing, the majority of which was in support of Canadian SMEs.
Played a major role in supporting Canadian investors and exporters in Australia with more than $2 billion in financing.
Provided close to $2 billion in insurance and financing in India, an important market for EDC and Canadian exporters. This included our first project finance deal in India, which funded a renewable power project utilizing solar panels.
Completed a major financing transaction with a global ASEAN-based infrastructure conglomerate that will lead to significant trade creation opportunities for Canadian exporters.
ABOUT THIS REPORT
This is EDC’s first-ever integrated annual report, covering both our financial and non-financial priorities and performance. With Corporate Social Responsibility (CSR) embedded in our strategy, culture and business practices, we believe that an integrated annual report provides a more representative account of who we are, how we work, and how we created value in the past year.
The report covers business activities for the 2018 calendar year at all EDC operations across Canada and around the world.
Global Reporting Initiative Standards
The CSR content is based on the findings of our 2017 materiality assessment, which was conducted based on the recommended approach from the Global Reporting Initiative (GRI) Standards. This report has been prepared in accordance with the GRI Standards Core option. Disclosures to GRI indicators are consolidated in our GRI Standards Index, which is reviewed by the GRI and available for download on our website.
Following the release of the 2018 Annual Report, EDC will conduct its next materiality assessment, to ensure that the priorities of its key stakeholders remain in focus, and that EDC’s updated approach to reporting on its financial and non-financial priorities, risks and performance continues to meet expectations.
Additional commitments
This report also helps to demonstrate EDC’s commitment to the UN Global Compact – through its alignment with the Sustainable Development Goals (SDGs), which are a key component of EDC’s strategic framework (see page 48) – and its commitment to taking action on climate change through its response to the Task Force on Climate-related Financial Disclosures (TCFD) recommendations (see page 55).
CSR assurance
Each year, we undertake an assurance exercise using the services of an independent third-party auditor – for this report, we used Ernst & Young. This exercise not only provides stakeholders with insight into the reliability of key quantitative indicators used in this report, but also helps us better manage how we collect this data and measure our achievements. We select indicators based on a number of criteria, such as the need to improve our management processes, and areas where there is stakeholder interest. This year, we decided to assure indicators reflecting four key areas of our performance:
The number of transactions that underwent human rights risk screenings in 2018.
Our climate finance in developing countries.
The number of transactions that underwent enhanced anti-corruption and sanctions due diligence.
Equivalent number of Canadian jobs supported by the total value of exports and investments facilitated by EDC.
We have used Assured to indicate assured information.
The statement from our assurer is available for download on our website.
Your feedback
We’d like to hear your thoughts on our report through Twitter, Facebook, LinkedIn or directly via email to csr-rse@edc.ca.
EDC 2018 ANNUAL REPORT 5

In my first full year as Chair of Export Development Canada’s Board of Directors, I saw the corporation’s mandate – to grow and develop Canada’s export trade – come alive in so many ways. I also came to understand more deeply the pivotal role that EDC plays in the Canadian economy.

Against the challenging and tumultuous backdrop of 2018, with its trade wars between economic giants, emerging protectionism and the renegotiation of NAFTA, EDC stepped up time and again for Canadian companies. A number of EDC’s higher profile interventions have been part of larger, coordinated efforts in collaboration with the Government of Canada and other trade partners.

The most recent example was in late December. As part of a national response to the struggles of Alberta’s oil and gas sector, EDC contributed an additional $1 billion in financial capacity for affected companies. Earlier in the year, EDC also stepped up for companies hit by U.S. steel and aluminum tariffs, making $900 million available as part of a broader package of government support. In both instances, EDC’s contributions were made alongside other partners in the Canadian trade ecosystem – agencies like Global Affairs Canada, Business Development Bank of Canada (BDC) and Sustainable Development Technology Canada (SDTC). In this way, EDC demonstrated not only its responsiveness to the needs of Canadian companies, but also its agility and flexibility in working with trade partners as a stabilizing force within the Canadian economy.

While EDC’s value may be most obvious in times of difficulty, the role it plays in furthering Canada’s trade agenda is much broader than that. In 2018, EDC was once again the biggest financial supporter of Canada’s clean technology (cleantech) sector, providing $2.1 billion in support to the companies that are innovating for a more sustainable future. Recognizing how underrepresented women are in trade, EDC created a new position within the organization dedicated to finding new and creative ways to address this issue. It created a $250 million financing envelope, announced as part of Budget 2018, for women-owned/led businesses that export or have plans to export. EDC also partnered with a number of like-minded organizations, like the Trade Commissioner Service’s Business Women in International Trade program and the Organization of Women in International Trade, to help equip more women with the tools and knowledge needed to succeed internationally.

And we must not overlook the fact that, over the last year, EDC has accumulated its largest ever customer count, the vast majority of which were small and micro-sized enterprises that are so important to the engine of Canadian economic growth.

6 MESSAGE FROM THE CHAIR | EDC 2018 ANNUAL REPORT

While EDC was busy helping more businesses in 2018 than it ever has in its 75-year history, the organization also took the time to step back and assess how it does business, specifically with regard to environmental and social issues.

Corporate Social Responsibility (CSR) figured prominently in EDC’s 2018 story, so it is fitting that it has a place of prominence in this report – EDC’s first-ever integrated annual report. Adopting this new reporting style is more than symbolic. It is a recognition that CSR results are not separate from financial results, but rather intricately tied to them. Where once CSR might have been considered a nice-to-have, unrelated to the bottom line, today it is a corporate imperative that helps drive and sustain our business results.

In 2018, EDC continued to evolve its CSR practices. Central to this evolution was a public review of its Environmental and Social Risk Management policies. The feedback received through the review will inform EDC’s future policies. EDC also became the first export credit agency in the world to announce its support for the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD). You will find EDC’s first TCFD disclosure within the pages of this report.

EDC’s guiding legislation, the Export

Development Act, also came under review in 2018. This legislative review occurs every 10 years and is initiated by the Government of Canada. It provides the Government with an opportunity to hear from EDC’s stakeholders and customers, to assess how EDC has evolved over the last 10 years, and to consider how it should evolve over the next 10 years. The timing for this review couldn’t have been better. Trade

“Over the last year, EDC has accumulated its largest ever customer count, the vast majority of which were small and micro-sized enterprises that are so important to the engine of Canadian economic growth.”

is undergoing such rapid, fundamental change, and this examination will serve Canada well by ensuring it has a resilient, adaptable EDC over the next 10 years that is well positioned to leverage its mandate and maximize the international success of Canadian companies.

I would be remiss if I didn’t take the opportunity in this message to applaud the work that EDC did in 2018 to launch its wholly owned subsidiary, FinDev Canada – Canada’s first Development Finance Institution to provide financing solutions to entrepreneurs in developing countries. This required a considerable amount of work and coordination on the part of EDC. FinDev Canada’s early success is a testament to this tremendous effort.

Similarly, I cannot overlook – or overstate – the impact of EDC’s Board of Directors. I am fortunate to be working with such a fine group of Directors who believe so passionately in EDC’s mandate and in maximizing its impact for Canadian businesses. This year, we welcomed the ideas and enthusiasm of six new Directors: Pierre Boivin, Karna Gupta, Andrea Stairs Krishnappa, Karen MacWilliam, Pierre Matuszewski and Kari Yuers. Each has already delivered impressive value.

I would also like to thank our outgoing members for all their hard work and dedication over the years:

Jacques Boivin, Jeff Burghardt, Herbert M. Clarke, Vikram Khurana, Jason Stefanson and Jeffrey Steiner.

Among those outgoing Board members is EDC’s President and CEO, Benoit Daignault, whose tenure ended in February of 2019. Benoit served five transformative years as EDC’s President and CEO. His vision for and influence on this organization will be felt for years to come. Thank you, Benoit, for everything you have done for EDC and for Canadian exporters.

Benoit would be the first to deflect this credit, assigning it instead to EDC’s employees. In that spirit, I would like to take this opportunity to do just that – to thank them for their hard work and dedication. Exporters were faced with considerable challenges in 2018, and EDC responded in kind.

The years ahead will, no doubt, produce many more new and unforeseeable challenges. But after what I have learned this year about this organization and the people who work here, I can say with more certainty than ever that those challenges can be overcome.

The Canadian companies that I have met are industrious, tenacious and creative. The EDC that I know is the perfect partner to help those companies build the future they deserve.

EDC 2018 ANNUAL REPORT | MESSAGE FROM THE CHAIR 7

What an exciting time to take on a new job! Especially at a company like Export Development Canada, and after the kind of year that EDC has had.

When 2018 began, I was working at EDC but in a different role, as Senior Vice-President of Business Development. On paper, my job was to oversee the direction of EDC’s sales force in Canada and around the world. In fact, I saw my role as being about something else: nurturing and strengthening our relationship with the thousands of Canadian companies who we are lucky to call customers – exporters looking for opportunities to grow and succeed around the world.

It was a job I loved, in an organization I was proud to work for. It really couldn’t get any better.

Until it did.

On February 5, 2019, I was appointed EDC’s new President and CEO.

As personally humbling and exciting as that news was, it was only made more so by the tremendous progress this organization had achieved thanks to the vision and leadership of my predecessor, Benoit Daignault. Four years previously, Benoit had launched a transformation aimed at reshaping EDC into a company capable of having more impact. His goals were clear: to make EDC matter to more Canadian companies, to have more relevance in the marketplace, and to deliver greater value to Canada.

I believe 2018 was the year EDC proved its readiness to take on that new and more impactful role.

The single biggest proof of this was in our newfound ability to reach more Canadian companies. A little over two years ago, we had set a target to almost quadruple the total number of companies we serve by the end of 2020. Now, halfway to that deadline, we have nearly doubled that number thanks to the strong team effort put in by EDC’s 1,500-plus dedicated employees.

But that’s just the high-level view of our success. Dig down and you’ll find an awesome story. We’re not just acquiring more customers; we’re delivering more value to more Canadian exporters, and in new and exciting ways.

Like the way we’re now packaging 75 years’ worth of trade knowledge and expertise and making it accessible to more companies – particularly small and micro-sized businesses – in the form of webinars, in-person events and international matchmaking. Via these and other methods, and through our ongoing collaboration with key trade partners like the Trade Commissioner Service and BDC, we’re building solutions to better serve the needs of companies looking for information and connections to help them get started on the right track. And we’re just getting started!

8 MESSAGE FROM THE PRESIDENT AND CEO | EDC 2018 ANNUAL REPORT

We’ve also made amazing strides in our digital capabilities. Companies now have more access than ever to our knowledge, trade advice and insurance products, 24 hours a day, through our digital platform. The goal, always, is a customer experience that is simple, relevant and caring. Without a doubt, we have more work to do to make the experience more seamless, but we’re improving every day.

I’m also excited to report that we have more partners joining in the effort to support exporters. In 2018, EDC piloted a solution that was jointly developed with a Canadian commercial bank. Partnering with Banque Nationale, we built a financial tool that the bank could use to unlock more capital for its export-minded clients, with EDC providing an assist in the form of a loan guarantee. More tailored partnerships like this one, I am pleased to report, are in the wings.

Last year we also expanded our human reach. In April, we opened a new office in Sherbrooke, Quebec. A diversified industrial area, the region is home to more than 500 exporters and is less than an hour’s drive from the U.S. border – the definition of a location with high potential for growth. Then, in October, we followed this with the opening of an exciting office in the Kitchener– Waterloo region’s new Catalyst137, a large space occupied by private and public collaborators that is designed for innovation and for helping startups get their product to market quickly. If you haven’t yet visited, do not delay. This is where many of Canada’s next generation of superstars will be born, and EDC’s storefront office is in the heart of it.

While we expanded our reach to help more Canadian companies, we also stepped up to provide stronger support for the companies we’re already serving. Amid the uncertainty of NAFTA renegotiations, EDC provided a rapid-response approach to customer questions and concerns. We filled gaps in understanding with facts and expertise. And, speaking of the U.S., last year we took our first-ever steps to establishing a permanent U.S. presence, with representations in Chicago and Atlanta, both of which will be in full operation in 2019.

And 2018 wasn’t just about supporting more companies – we delivered value for Canada in other ways as well. We stepped up when our shareholder, the Government of Canada, turned to us for assistance in aid of numerous national interests, including the export-enabling Arctic Gateway, a critical project to connect communities in Canada’s North. We facilitated nearly $400 million in business for women-owned and women-led businesses, far exceeding the $250 million we had committed to facilitate as part of a Budget 2018 item to support the Government’s broader Women Entrepreneurship Strategy. We also launched our new framework and strategy for CSR (Corporate Social Responsibility) and we signed on to the recommendations of the Task Force on Climate-related Financial Disclosures.

Last year was all about making an impact, and in this regard I can’t overlook the tremendous efforts our employees made (once again!) to contribute to our EDC communities in Ottawa, across Canada and around the world, through partnerships with the

United Way and CARE Canada, and of course, our amazing June tradition of Community Investment Day. These efforts don’t make headlines, or show up on spreadsheets, but they help make EDC a special place to work (and contribute to our being named, once again, as one of Canada’s Top 100 Employers!).

There are two other important launches that took place last year. EDC’s new subsidiary, FinDev Canada, was officially capitalized in February and, the following month, closed its first deal: a proud moment that helped bring to life the new Canadian Development Finance Institution. The second launch was EDC’s new brand, complete with the proud statement “We take on risk, so you can take on the world!”

It’s a bold promise, but I have absolutely no doubt that it’s a promise we will keep.

Everyone at EDC has cause to be proud of their achievements. But there’s not a person in our organization who doesn’t realize that there’s much more work to be done. As EDC’s new President and CEO, and the first woman to occupy this role in our organization’s history, I am in equal measure humbled and thrilled by this challenge. There is an exciting road ahead.

In 2019, EDC celebrates its 75th year as Canada’s export credit agency. I can think of no better way for the employees of Export Development Canada to mark that anniversary than by continuing to do the job that our brand promises, and that this organization has done so well and for so long…

…helping Canada take on the world.

EDC 2018 ANNUAL REPORT | MESSAGE FROM THE PRESIDENT AND CEO 9

ASPIRE

STRENGTHENING THE CANADA OF TODAY – AND TOMORROW

10 ASPIRE | EDC 2018 ANNUAL REPORT

ASPIRE STRENGTHENING THE CANADA OF TODAY – AND TOMORROW

For nearly 75 years EDC has supported Canadian companies, dedicating our efforts to businesses of all sizes as they seek to go, grow and succeed in global markets.

In that time, we’ve distinguished ourselves as a leading provider of financing and risk mitigation products and a centre of expertise in international trade – to the extent that in 2018 we were named Export Credit Agency of the Year by Trade & Export Finance. We’ve also been at the forefront of global environmental and social risk management practices, and in 2018 became the first export credit agency to commit to implementing the recommendations of the Task Force on Climate-related Financial Disclosures.

Accomplishments like these signal our strong commitment to constantly improving and evolving, to integrating principles of sustainability and good governance into everything we do, and to helping Canadian businesses bring prosperity to Canada for generations to come.

Just as we help Canadian companies compete with the world’s best in their industries, we aspire to be best in class at what we do – all for the benefit of Canada, today and tomorrow.

EDC 2018 ANNUAL REPORT | ASPIRE 11

Our Vision and Strategy WE HAVE A CLEAR VISION AND STRATEGY EDC is the leader in helping every Canadian company go, grow and succeed internationally. This vision is our North Star. Adopted in 2015, it guides how we are transforming and growing our franchise, while respecting our international obligations as Canada’s export credit agency – and it has shaped our strategic priorities, which include the following: Becoming more relevant to more Canadian companies We want to significantly increase the number of Canadian companies that go, grow and succeed internationally by promoting the benefits of exporting and providing the knowledge, connections and financial solutions they need. Find out how we are achieving this growth in the GO section of this report (page 20). Supporting the Government of Canada’s priorities EDC’s strategy is fully aligned with the Government’s trade agenda, which includes expanding and diversifying Canadian exports to new and emerging markets, and advancing Canada’s progressive and inclusive interests abroad. See “We support Canada’s trade agenda” on page 14 to learn more. We also launched FinDev Canada in 2018, a wholly owned subsidiary whose mandate is to support the growth and sustainability of businesses in developing markets. To learn more, visit findevcanada.ca. Internal transformation Three large-scale transformation initiatives are underway at EDC: our enterprise risk management transformation is helping us build the risk management capabilities needed to support trailblazing Canadian companies as they venture into higher-risk markets (page 15); through our digital transformation we are improving the EDC customer experience by making it more simple, relevant and caring (page 37); and our credit insurance transformation is utilizing our modernized digital platform to make it easier for companies to insure their international sales and protect themselves from risks of non-payment by their international customers (page 32). Corporate Social Responsibility (CSR) strategy While CSR has always been central to our business, we’re developing a more robust and systematic approach to embedding it into our corporate strategy, organizational culture and operational practices, which will add more value for our customers and advance our own vision. Find out what we’re doing in the LEAD section of this report (page 46). Financial sustainability Given that EDC is financially self-sustaining, our ability to provide the solutions Canadian companies need depends on our commitment to sound financial management. All initiatives in our business strategy are evaluated to ensure they’re fiscally prudent and promote long-term viability. Learn more about our long-term financial sustainability exercise on page 45.

The Trade Environment WE UNDERSTAND INTERNATIONAL TRADE While unprecedented export opportunities are opening up for Canadian companies, economic turbulence, political crises and global protectionism are also making trade more complex and unpredictable than ever. EDC’s deep understanding of the opportunities and challenges of international trade is key to fulfilling our role of helping Canadian companies navigate its complexities and risks. CHALLENGES Trade tensions and protectionism The increasingly protectionist stance of some economies has the potential to give rise to a global spread of trade barriers that would impede and increase the cost of global trade flows for Canadian companies looking to do business around the world. Shifting U.S. trade policies Canada’s proximity and ease of exporting to this market have created a concentration risk for Canadian exports and investments. Reluctance to export The prospect of doing business abroad can be daunting, particularly for micro-sized and small enterprises that are often reluctant to export at all, or to diversify out of traditional international markets. OPPORTUNITIES Emerging markets Diversification beyond traditional markets presents significant opportunities for Canadian companies to mitigate concentration risk and grow. In addition to emerging markets already popular with Canadian exporters, like China, India and Mexico, there are significant opportunities in markets such as Chile, Vietnam and Croatia, which still offer competitive entry points for Canadian companies and have needs in sectors where Canada has substantial capabilities and expertise. Free trade agreements The Canada–European Union Comprehensive Economic and Trade Agreement (CETA) eliminates 99 per cent of tariffs for Canadians exporting to the E.U. and places Canada in a unique position to become a supply chain leader in Europe. The Comprehensive and Progressive Agreement for Trans-Pacific Partnership (CPTPP), once in full force, will give Canadian companies access to nearly 500 million consumers in the region. Add this to the nearly 500 million consumers we gain access to through CETA and the 500 million consumers we can reach through the renegotiated NAFTA agreement, and Canada’s free trade zone grows to 1.5 billion consumers. Canada’s brand Behind the maple leaf is a reputation for being reliable, responsible, innovative and producers of quality goods and services, making Canadian companies ideal international trading partners. What’s more, the Government of Canada has been clear in its support for globalization and free trade, which is a competitive advantage for Canadian companies in today’s global context.

Canada’s Trade Agenda

WE SUPPORT CANADA’S TRADE AGENDA

Canada relies on international trade for growth, wealth and jobs. With trade representing 60 per cent of our national GDP, our continued prosperity in large part depends on our export success.

Recognizing trade as a national imperative, the Government of Canada has established a robust trade agenda that calls for increased trade diversification, particularly in emerging markets; enhanced support for small and medium-sized businesses (SMEs); and overseas export growth of 50 per cent by 2025. What’s more, the government has applied a progressive lens to trade, seeking to advance the interests of groups that have previously been underrepresented in exporting.

EDC’s aspiration to help more Canadian companies sell internationally is fully aligned with the Government’s trade agenda. In fact, we’re increasing our efforts in areas where we can have the greatest impact – for example, improving services to SMEs, investing in clean technology (cleantech) and other targeted industries, helping companies diversify into new markets, and providing more support to women, new Canadians, youth and indigenous exporters. We’re doing so in close partnership with our trade ecosystem partners, adopting a team approach that is designed to give Canadian companies a coordinated network of support at home.

2018 Legislative Review

EVOLVING TO MEET THE NEEDS OF CANADIAN EXPORTERS

The 2018 Legislative Review was initiated by the Honourable James Gordon Carr, Minister of International Trade Diversification, in June 2018, as is required every 10 years under the Export Development Act. The purpose of the review is to assess how EDC has evolved and should continue to evolve to address the demands and challenges that Canadian companies face in a changing global context.

The last legislative review was completed in 2008, and the 2018 review is ongoing. The review has been structured on a thematic basis and will look at EDC’s complementary role with the domestic private sector, its ability to meet evolving Canadian business needs and its adherence to the highest CSR standards. The review process has involved extensive consultations with the Canadian public. Interested parties had the opportunity in 2018 to submit their views through a dedicated website. EDC also made a submission, which was posted to our website in October 2018 and laid out our vision for the role EDC can play in advancing Canada’s trade performance.

The Minister will table a report on the legislative review in Parliament by June 2019.

Canada’s trade ecosystem	Trade Commissioner Service (TCS)	Sustainable Development Technology Canada (SDTC)
	The TCS is an arm of Global Affairs Canada and our closest partner in trade. We have extended our Memorandum of Understanding (MOU) with the TCS and, since 2017, EDC and the TCS have been working together on a comprehensive project to further enhance our work together toward our common objective of supporting the needs of exporters.	Our focus on information sharing with SDTC has helped build a more rapid-response capacity to help cleantech companies scale up once they’re ready to export.
Business Development Bank of Canada (BDC)
Canadian Commercial Corporation (CCC)

The EDC–BDC relationship includes a number of joint initiatives. In 2018, we announced a $50 million partnership agreement to provide working capital loans to Canadian technology firms. During the year, there were more than 850 referrals between our two organizations, which is nearly 50 per cent more than in 2017.

EDC began piloting joint meetings with the CCC – our sister Crown corporation – to share referrals and discuss potential transactions we could partner on. With CCC entering the cleantech space, we anticipate further engagement with them on this government priority.

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Risk Management

WE ARE THE INTERNATIONAL RISK EXPERTS

Managing risk has never been more complex. Canadian businesses – including EDC – are operating under heightened levels of public scrutiny, with an increased emphasis on Corporate Social Responsibility. Recognizing the need to continually evolve our enterprise risk management (ERM) practices, we launched a major enterprise-wide transformation program in 2015. Our program was supplemented by feedback from the Office of the Superintendent of Financial Institutions (OSFI) and the action plan that resulted from its 2015 review of our operations, and was informed by recommendations made by the Office of the Auditor General in its Special Examination.

Enhancing our ERM practice, though, is more than just a response to increased regulatory guidance of the financial service industry or compliance pressures. To stay relevant, EDC must adapt. We must remain vigilant in our efforts to anticipate, identify and effectively manage risk for the benefit of Canadian exporters, especially as they venture into higher-risk markets. At the heart of our transformation is a desire to create a business culture that has a mature understanding of risk and our tolerances for it – where managing risks isn’t assigned to one group or team, but rather is owned by everyone in the company.

In 2018, we completed the governing frameworks and policies required to address all of the recommendations set out in the OSFI report. The foundation is now in place. We will spend 2019 making final enhancements and continuing to operationalize new practices.

Our new brand promise – We take on risk, so you can take on the world – reflects EDC’s large risk appetite and strong risk management practices and capabilities. See page 22 for details.

Information management and security

In a world of increasingly sophisticated cybersecurity threats and data privacy rules, evolving our information management and security policies and practices has been an integral part of our ERM transformation program.

While we have had an Information Technology (IT) Security Policy for many years, which included guiding standards and rules to protect information, we finalized a broader Information Management Policy and associated guides in 2018 to acknowledge that it’s more than just electronic information that needs to be protected and effectively managed. Going forward, both of these policies will be reviewed and updated annually.

We continually assess and invest in our technology, people and processes in order to prevent, detect and manage cybersecurity threats. In 2018, for example, internal risk and compliance staff completed an in-depth information security risk and control assessment. We also bolstered our internal resources and technological capabilities by retaining a third-party security operations centre service to provide additional security monitoring.

Data privacy and compliance with new legislation was another major focus area for EDC. In 2018, significant resources were devoted to reviewing, assessing and ensuring compliance with the requirements of the E.U. General Data Protection Regulation (GDPR), which came into force in May 2018 and has been recognized as the strictest data-protection legislation in the world.

See our Management’s Discussion and Analysis for a detailed discussion of EDC’s enterprise risk management governance and practices.

EDC 2018 ANNUAL REPORT | ASPIRE 15

Performance against Objectives

WE PERFORM AGAINST OBJECTIVES

STRATEGIC MEASURES	RATING	2018	2018 PLAN	2017
Business measures
Customers served*	▲	13,135	7–20% growth	9,398
Total business facilitated ($B)	▼	104.6	113.3	103.7
CDIA transactions	▲	584	5–20% growth	508
Small business and commercial transactions	▲	5,905	7–20% growth	5,500
Customer-related measure
Net Promoter Score	▲	75.3	70.0–76.0	77.3
Financial measure
Productivity ratio (%)	▲	32.9	32–36	28.5

        Ratings in our performance measures are as follows:

        ▲ Target met or exceeded (> 98% of plan)                                              ∎ Target substantially met (> 95% and < 98% of plan)                                              ▼ Target not met (< 95% of plan)

*

Customers served measures the number of unique companies EDC transacts with over a calendar year. Note that in 2017 EDC started including knowledge customers in this measure. Previously, we only reported on the number of customers that used our financial products and services.

As part of our newly adopted CSR strategy, we’ve established strategic measures to help track and report on our progress. Our first year, 2018, serves as a baseline and will enable us to set meaningful improvement targets. Performance details can be found in our Scorecard.

CSR MEASURES	2018
Environment and people
Clean technology business facilitated	$2.1 billion
Number of clean technology customers	210
Business integrity
Number of financial crimes awareness-raising sessions delivered to EDC customers	2
Percentage of new customers receiving letter from EDC CEO advising them of Canada’s anti-corruption laws and bribery and corruption risk reduction information	100%
Percentage of relevant employees receiving financial crimes training (annual)	100%
Percentage of employees certified on EDC’s Code of Conduct (annual)	100%
Our workplace
Percentage of leadership roles held by women	47%
Percentage of new employees that received sustainable and responsible business onboarding	62%
Percentage of new Board members that received sustainable and responsible business onboarding	100%
Carbon footprint (tonnes CO2e)	3,330
Our communities
Number of EDC-sponsored employee volunteer days	80.5
Number of students supported	1,174
Number of women-owned businesses served with knowledge, connections and financial solutions	144
Number of small business customers served	8,801

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BUSINESS MEASURES

Total business facilitated

$104.6B h1% vs. 2017

Through our range of financial solutions, we supported $104.6 billion in exports, foreign investment and trade development activities in 2018.

Our insurance program helped over 5,500 customers close $75 billion in export sales with about 90,000 buyers, in almost every country in the world. More than 77 per cent of this business was credit insurance, which helps companies mitigate credit risk and leverage their receivables with financial institutions to unlock more short-term financing. This insurance also allows them to offer their buyers more flexible payment options, secure in the knowledge that they will be paid.

In addition, our financing activities delivered more than $29 billion in loans to Canadian customers and their foreign trading partners. We earned $2.3 billion in loan revenue and guarantee fees, which was aided by higher interest rates.

Small business and commercial (SBC) transactions

5,905 h7% vs. 2017

Small and medium-sized enterprises (SMEs) are key contributors to economic growth, innovation and new job creation. They are also a key feature of Canada’s trade landscape. Accordingly, EDC continues to place a strong emphasis on supporting SMEs in developed and emerging markets. We accomplish this through our financing and insurance solutions, as well as by leveraging our relationships with foreign buyers to encourage the purchase of Canadian goods and services and to introduce SMEs into their supply chains.

To track our efforts, we look at the number of insurance and financing transactions that occur in a calendar year with our small business and commercial customers, the majority of which are SMEs. This measure includes acquiring new customers, retaining existing customers and selling multiple products to customers. It encourages the direct sales force to find the right balance between customer acquisition and customer retention efforts. Year-over-year growth of seven per cent is due to all three aspects – strong retention rates, growth in new customers, and customers purchasing more than one EDC product. In 2018, we facilitated 5,905 transactions, up from 5,500 in the previous year.

EDC 2018 ANNUAL REPORT | ASPIRE 17

BUSINESS MEASURES (continued)

Canadian Direct Investment Abroad transactions

584 h15% vs. 2017

Canadian Direct Investment Abroad (CDIA) is an important contributor to the Canadian economy. Canadian companies generate almost as many sales through their foreign affiliates every year as they do directly from their exporting operations. For many Canadian companies, establishing business operations or acquiring business assets in another country is a key strategy in achieving their business goals and staying competitive.

Supporting Canadian companies’ investments abroad is an integral part of our core business. We provide various solutions, including loans to help companies open in new markets and insurance products to mitigate risks such as a customer’s refusal to pay. We measure our efforts through the number of transactions we facilitate to assist Canadian companies with their investment activities abroad.

In 2018, we facilitated 584 CDIA transactions, up from 508 last year. We witnessed increased growth across most of our CDIA financing and insurance solutions. In particular, the Export Guarantee Program (EGP) increased by 29 per cent year-over-year for this measure. EGP is a risk sharing program with our banking partners to help companies, particularly SMEs, get access to bank financing. The strong growth of this program is a testament to the value it brings to our bank partners and customers. To support this growth, we constantly work with our banking partners to streamline our processes and invest in program awareness.

Customers served

13,135 h40% vs. 2017

The customers served measure reflects EDC’s focus on helping more Canadian companies. This measure is the count of unique companies EDC transacts with over a calendar year. We consider a customer to be one that has consumed an EDC product in exchange for either financial payment or, in the case of certain knowledge-based solutions, information on their company that goes beyond what is publicly available.

In 2018, we served 13,135 customers, up from 9,398 in the previous year. This 40 per cent increase is due in large part to the strong demand for EDC’s knowledge and expertise, delivered through products and services such as international matchmaking, interactive webinars, in-person events and our Export Help advisory service. These solutions serve the needs of many companies – particularly micro-sized to small companies – who are looking for early stage exporting information and connections to help them make more informed business decisions and get started on the right track.

CUSTOMER MEASURES

Net Promoter Score

75.3 Achieved target

The Net Promoter Score (NPS) is the measure against which EDC evaluates customer satisfaction and loyalty. It measures the likelihood that our customers would recommend EDC to business colleagues. As well, it provides insight on how we are meeting our customers’ needs and delivering to their expectations.

EDC continues to be a leader in customer loyalty. Our score of 75.3 places us in the top 10 per cent of North American B2B companies. Of special note is the strong NPS result for our small and medium-sized customers, in a year when we introduced new products and continued to scale more efficiently how we manage the existing customer base without sacrificing quality.

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FINANCIAL MEASURES

Productivity Ratio

32.9% Achieved target

The Productivity Ratio (PR), the ratio of administrative expenses to net revenue, captures how well we use our resources and ultimately how we manage our costs. In 2018, our PR was 32.9 per cent, which was within our target range of 32 to 36 per cent. This means that 32.9 cents of every dollar that we earn goes toward our expenses, with the remaining 67.1 cents available to grow our capital base and support our loan and insurance portfolios.

The PR ratio in 2018 was less favourable than the 2017 PR of 28.5 per cent, but this was an expected consequence of EDC’s broader transformation. Serving more small and micro-sized businesses, for example, is a major priority, but these companies don’t generate as much revenue for EDC as larger companies, and to serve a growing number of them requires more resources. We are also investing significant resources in strengthening our CSR and risk management practices – both critically important for EDC’s long-term sustainability – but not revenue-generating. These investments mean we are running a more expensive business now, but all with a view to building a stronger foundation and improving our position to deliver for Canadian businesses going forward.

Financial sustainability

Our ability to deploy lending and insurance solutions to Canadian exporters is dependent on our commitment to sound financial management. The income that we generate is applied directly against Canada’s fiscal accounts and it strengthens our capital base.

We achieve self-sustainability by operating on commercial principles and taking a disciplined approach to all financial matters. This means we must be able to remain solvent under stressed scenarios, keep a well-capitalized balance sheet and adequate liquidity to meet our financial commitments and have sufficient reserves against future losses. All initiatives within EDC’s business strategy must be evaluated to ensure they reflect our commitment to fiscal prudence and our long-term viability.

CSR MEASURES

Cleantech business facilitated

$2.1 billion

We held our second annual Cleantech Export Week, bringing together experts from across Canada’s clean technology sector to continue a national conversation about the opportunities open to Canadian cleantech companies willing to tap into demand outside our borders. At the event, we also shared the export success stories of a select group of these companies.

This was the first full year for our cleantech team to deploy a focused account management model and operate as part of EDC’s International Growth Capital (IGC) team. These changes enabled us to serve more customers and, by extension, increase the volume of business facilitated. Our new model gives us the ability to deepen relationships and, by being part of the IGC team, we are better positioned to match needs with solutions.

Women-owned and women-led businesses

144 businesses

We facilitated nearly $400 million in business for women-owned and women-led businesses, far-exceeding the $250 million we had committed to facilitate as part of a Budget 2018 item to support the Government’s broader Women Entrepreneurship Strategy. We also work with like-minded organizations within the trade ecosystem in Canada to encourage women entrepreneurs to think globally, and we sponsor as well as participate in events that promote their international success.

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ENCOURAGING AND

EQUIPPING MORE

CANADIAN COMPANIES

TO GO GLOBAL

Canada needs more exporters. Companies that export tend to grow faster and be more resilient and innovative than those that don’t. They also bolster and diversify the Canadian economy, making us a more competitive nation.

Our role is to encourage and equip more Canadian companies to take their first international steps, by building awareness of the advantages of exporting and of how EDC can help them compete successfully. SMEs are our primary targets. While they are an important part of Canada’s economic engine, accounting for almost 70 per cent of Canada’s private sector jobs, only 10 per cent of SMEs currently engage in business abroad. What’s more, SMEs are more likely than large companies to need EDC’s financial solutions, market knowledge and connections as they start their export journey.

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Our Brand Promise

WE TAKE ON RISK, SO YOU CAN TAKE ON THE WORLD

EDC’s refreshed branding is a bold expression of our commitment to helping more Canadian companies succeed internationally – hence our new tagline, Take on the world. For many SMEs, growing a business, especially through international trade, can be exciting. But it’s also scary because of all the possible risks. That’s where EDC comes in. As a brand that makes international trade safer, we can alleviate customers’ fears and allow them to focus on the excitement of growing and achieving success.

With a unique ability to use our knowledge of international trade to manage and take on significant levels of risk, we’re now claiming our space as international risk experts – and taking part in the conversation that sees risk as a performance enabler rather than a threat, helping shift the narrative from risk negativity to risk positivity.

Our revamped edc.ca website declares our brand promise: “We take on risk, so you can take on the world.” It includes stories and videos of customers who have faced risk head-on to compete on the world stage, with the help of EDC. Our new brand positioning is reflected in our latest national advertising campaign, our multiple programs and our content strategy aimed at inspiring, educating and enabling exporters to take on the world. In addition, to ensure the brand positioning reaches new exporter segments, we have included specialty media channels and television for the first time since 2015.

Channel Strategy

WE REACH OUT

While our own sales force remains a vital avenue for connecting directly with Canadian companies, we're also broadening our reach through a multi-pronged channel strategy that leverages long-standing relationships with financial institutions (FIs) and insurance brokers, seeks out strategic alliances with non-traditional partners and capitalizes on new digital opportunities.

With nearly all Canadian exporters having a relationship with a Canadian FI as their primary provider of financial solutions, FIs are a natural way for EDC to connect with more companies. They refer clients to us and make use of our guarantee programs to extend

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greater support to Canadian companies pursuing international opportunities. Since the launch of a dedicated bank channel team in 2017, we’ve provided EDC product training to their employees. We’re also collaborating with FIs on ways to simplify processes and drive product innovation.

In 2018, we piloted a new program in partnership with Banque Nationale called EGP Express, which is a simplified wholesale delivery of our popular Export Guarantee Program (EGP). The EGP Express program enabled Banque Nationale to apply EGP guarantees on select loans they offer to small and micro-sized exporters with less upfront involvement from EDC. The new program reflects what we’ve heard from Canadian companies – that they need simple, fast and efficient delivery of our EGP to more easily unlock capital for global expansion. By working more closely with banking partners, EDC is able to do exactly that. EGP Express is an innovative and scalable solution that we expect to deliver to more FI partners in 2019, and we will also look to extend it to other SME working capital solutions as well.

Transactions closed in collaboration with Canadian FIs accounted for 35% of EDC’s total customer count in 2018. At the same time, the FIs provided nearly $57.8 billion of financial support to Canadian companies with the backing of EDC insurance or guarantees.

SUCCESS STORY ACKROO Established in 2012, Ackroo is an Ottawa-based gift card, loyalty and rewards technology and services provider whose self-serve marketing platform helps merchants manage important currencies like gift cards, loyalty rewards and promotions. Following a number of successful acquisitions and with plans for more, Ackroo turned to EDC for help with cash flow management. When its bank couldn't lend as much as Ackroo needed, the company was introduced to EDC. Through our Export Guarantee Program, we provided a guarantee on the money Ackroo borrowed from its bank, which made the bank more comfortable with increasing the line of credit. In fact, Ackroo was able to secure a line of credit worth 100 per cent of the value of its monthly receivables. Over time, the company plans to seek assistance from EDC with acquisition capital for further U.S. expansion.

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Strategic Alliances

WE THINK OUTSIDE THE BOX

Our newly created strategic alliance team seeks out partnerships with the diverse range of organizations that exporters typically interact with – from Crown corporations to e-accounting firms, logistics/freight forwarders, foreign exchange providers, professional associations and the like. We’re looking to sign more alliances that allow us to promote or distribute EDC products and services to our partners’ customers or members, make reciprocal referrals, and collaborate on promotional and product development initiatives. For partners, an association with EDC can help their brand shine and get them in front of more companies that are succeeding on the international stage.

EDC has had a Memorandum of Understanding in place with BDC, our sister Crown corporation, since 2011, but we have significantly advanced that relationship in the past couple of years. In 2018, there were more than 850 cross-referrals between EDC and BDC. We also jointly launched a working capital loan for technology businesses that will make up to $50 million in new financing available to Canadian technology companies. Since launching this initiative, we have signed a total of eight loans. With BDC acting as the front lender and managing the end-to-end transaction process, EDC will share 50 per cent of the risk on each loan.

EDC signed strategic alliances with three new partners in 2018:

Farm Credit Canada

FCC, Canada's leading agriculture lender, was approved as one of our EGP providers, and we're investigating other opportunities for collaboration.

eShipper

This integrated shipping solution helps manage shipping through an online platform with competitive rates from the world's most trusted carriers. Now when a company goes online to ship product to international markets, they're likely to see an EDC message introducing them to our knowledge and solutions.

Chartered Professional Accountants (CPA) Canada

We work with CPA Canada to offer Forum for International Trade Training (FITT) courses to help CPA members support Canadian businesses that are looking to export internationally or are already doing so.

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SUCCESS STORY

PROVIDING A BRIDGE TO

COMMERCIAL BANKING

AbCellera is a privately held Vancouver-based company that gives partners in the life sciences sector access to industry-leading technology and a world-class research team. With cutting-edge technology for screening and mapping natural immune responses, AbCellera tests antibodies from single B cells at depths of millions of cells per day, thereby unlocking the power of natural immunity to discover the next generation of antibody therapies.

As a young company operating in a non-traditional sector with limited tangible assets, AbCellera was having difficulty obtaining financing from mainstream Canadian financial institutions when it was introduced to EDC in 2016. While life sciences was new to us, our greater risk appetite – combined with thorough due diligence and outside-of-the-box thinking – enabled us to help. Within six weeks, we structured a $2 million direct loan to purchase equipment that allowed this fledgling company to take on work for large U.S. contracts. These contracts set the stage for more great things to come.

As AbCellera has continued to grow and reach profitability, EDC has been able to bridge it to commercial banking. We now have four Export Guarantee Program facilities with the company, in which we’re sharing the risk with its bank.

“Our people are our most important asset. The reason we’re able to do the science that we do at such a high level is because people are working together and advancing toward the same goals and the same challenges. The team we’ve assembled is really the best part of AbCellera.”

Véronique Lecault, Co-founder and director of AbCellera

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Top five identified needs of Canadian exporters

Knowledge
77%
Connections
46%
Advisory Services
43%
Financing
40%
Insurance
29%
0
10
20
30
40
50
60
70
80

Source: Global Competitive Advantage Survey of 625 Canadian companies who sell internationally, conducted in April 2017.

Knowledge Products

WE SHARE OUR EXPERTISE

Canadian companies have been clear in expressing to us that what they need most to help realize their international ambitions is knowledge. They’ve also made it clear how they want it – straightforward and accessible. In 2018, we took our biggest strides yet in bridging this knowledge gap. We’ve started by sharing market and trade intelligence through live events, webinars, export advisory services and robust online content – often in collaboration with trade partners like the TCS. In the coming years, we plan to launch several knowledge products, including risk assessment guides and tools. While much of this information is being made available online and free of charge on our revamped edc.ca website, certain offerings require customers to pay in cash or to provide basic data about their company so we can learn more about their needs. This way we can follow along with companies as they progress on their exporter journey, and be better placed to offer tailored financial solutions once a company has advanced to the point of taking on contracts or investing abroad. The challenge that EDC has faced in the past is making that expertise more easily accessible to the companies that need it.

Luckily, EDC has nearly 75 years of experience in international trade finance and risk management. Not only that, we’re also tied into an ecosystem of like-minded Canadian trade partners that each have unique knowledge sets of their own to offer. Primary among those is the TCS, with its extensive team of Trade Commissioners stationed around the globe gathering intelligence and developing relationships solely for the purpose of helping Canadian companies do business in foreign markets. Between the TCS, EDC and other trade partners, Canadian companies have a deep pool of knowledge available to them.

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EDC webinars – covering timely and relevant topics such as implications of the Canada–United States–Mexico Agreement (CUSMA) or doing e-commerce in China – have been very well received. We continually refine them based on participant feedback. In total, we ran 34 webinars and live events, attracting some 4,300 viewers.

Building on our 2017 investment in the Forum for International Trade Training (FITT), we branched out into online training in 2018. The EDC–FITT international trade training program pairs FITT’s internationally accredited FITT skills courses with EDC’s trade expertise to equip trade professionals with both the knowledge and the skills they need. In the fall, we also partnered with FITT on a series of presentations delivered at Startup Canada’s Canadian Export Challenge. Through online and in-class workshops and courses, EDC was able to engage with 470 new companies in 2018.

U.S. Market Focus

WE SUPPORT FIRST STEPS

TO THE U.S.

With the U.S. being the destination of choice for more than 70 per cent of Canadian exporters, we’re scaling up support in this key market, particularly for SMEs and companies selling outside Canada for the first time.

In 2018, we opened representations in Chicago and Atlanta to strengthen relationships with regional banks and networks operating there. Working out of the Canadian consulates, alongside Trade Commissioner Service (TCS) personnel, EDC was able to collaborate more closely with the TCS on opportunities to help current and prospective exporters navigate and diversify their presence in the U.S.

Through our knowledge business, we launched the Export Help Hub, a free online tool that pulls together customers’ burning questions – and our expert insights – and curates the answers companies need to expand internationally. The initial focus is on doing business in the U.S., allowing companies to tap into EDC’s vast knowledge about U.S. markets, customers, customs requirements, taxes and more.

EDC 2018 ANNUAL REPORT | GO 27

Over

50% of EDC's new customer acquisitions came through our digital channel.

Evolving to Meet Exporter Needs

WE DELIVER THE RIGHT TOUCH

There’s no one-size-fits-all when it comes to connecting with and meeting the needs of Canadian SMEs. We employ a mix of high- and low-touch approaches and continually evolve them to ensure we’re taking the right approach at the right time.

We opened offices in Sherbrooke, Quebec, and Kitchener, Ontario, to be nearer to companies that need our services. The Kitchener facility is located in the new Catalyst137 facility, one of the world’s largest spaces devoted to internet of things

(IoT) hardware companies. From this base, we can offer local companies a place to learn, network and collaborate on international trade opportunities with other exporters and business partners.

At the same time, we’re relying more on our digital capabilities to reach new companies. This channel is the most scalable way for EDC to deliver relevant content, solutions and services to companies at all stages of the exporter journey.

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Canadian Export Challenge

WE KICK-START GLOBAL EXPANSION

In the fall of 2018, EDC partnered with Startup Canada and UPS on the Canadian Export Challenge, a program aimed at propelling entrepreneurs to go global by accelerating their access to markets, mentors, customers and capital.

The challenge took place in Toronto, Calgary, Montreal, Halifax, Vancouver and Ottawa. In total, some 2,500 entrepreneurs participated in information sessions, panels, networking and regional competitions for a chance to pitch their products and services to CBC Dragons at Startup Canada Day on the Hill, and to win $10,000 in cash and $100,000 in support.

SUCCESS STORY
THE 7 VIRTUES BEAUTY INC.

Based in Halifax, The 7 Virtues Beauty Inc. sources fair market natural essential oils from nations rebuilding after war or strife. The oils are then made into fragrant perfumes produced in Canada and sold to North Americans.

The idea was something company founder Barb Stegemann felt compelled to do to help build peace in Afghanistan. The business model enables farmers to earn a good wage harvesting legal crops, instead of illegal poppy crops, so they can afford to buy school uniforms for their children and build homes. Stegemann has since taken her philosophy of equality and empowerment around the world to Haiti, Rwanda, the Middle East, India and Madagascar.

EDC became part of the movement in 2018, when we provided a guarantee on The 7 Virtues’ operating line of credit to its bank. Then, in January 2019, we increased the guarantee to support several large purchase orders The 7 Virtues had received from a global beauty giant.

The business model enables farmers to earn a good wage harvesting legal crops, instead of illegal poppy crops, so they can afford to buy school uniforms for their children and build homes.

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GROW

PROVIDING SOLUTIONS

THAT LAUNCH, AND THEN

ACCELERATE, GROWTH

As Canadian companies advance on their export journey, their needs change. Some need working capital to facilitate new export contracts, while others require credit insurance on one-off foreign sales delivered through a quick and easy online solution. Still others face more complex issues and require tailored support and financial solutions to continue on their growth path.

EDC constantly engages with exporters to learn more about how we can help them keep growing. Ultimately, we want to anticipate the needs of Canadian companies and provide solutions that address gaps and enable them to excel on the world stage.

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Product and Service Innovation

WE OFFER THE RIGHT FINANCIAL SOLUTIONS

EDC’s unique suite of financial solutions helps customers finance deals, access working capital and offset the risks of doing business abroad.

Our credit insurance is often the first EDC product that exporters use as they look to protect themselves from risks of non-payment by their international customers. The insured sales are also used by exporters as security to access additional working capital from their bank. These protections and benefits are particularly valuable to SMEs – indeed, for those operating in emerging markets and higher-risk sectors, EDC may be the only insurance partner available to them.

To meet SMEs’ needs for fast and flexible solutions, we invested in a new system that makes our full portfolio of credit insurance products available online. EDC Select Credit Insurance gives exporters the ability to obtain coverage for select buyers in a matter of minutes. With the launch of Portfolio Credit Insurance in late 2017, customers can access and manage their policies online, including paying premiums, reporting overdue payments and submitting claims.

Through our Export Guarantee Program (EGP), the exporter can use financing to buy new equipment, pursue sales in new markets, open an international office or simply assist with day-to-day working capital needs. The EGP allows FIs to share risk with EDC, and so encourages them to provide additional access to capital. The number of transactions completed between 2013 and 2017 increased by almost 80 per cent, with an additional 31 per cent growth achieved in 2018.

EDC’s credit insurance product group served more than 4,600 customers, approximately 80% of whom were SMEs, and insured more than $58.6 billion of exports in 2018.

SUCCESS STORY HORTAU EDC has been working with Hortau to help export smart irrigation management systems since the company started looking to sell to the U.S. We’ve provided loan guarantees, credit insurance and other products. In 2018 we deepened our relationship, making a $7 million equity investment in the company. With water management now a worldwide concern, Hortau’s web-based irrigation management technology is the right product at the right time. The company’s patented system shows growers how their crops are faring in real time, allowing them to irrigate or adjust practices before stresses like drought or lack of aeration can have a negative impact. The software also collects soil tension data on an ongoing basis, providing farmers with information that helps them anticipate crop stress, optimize the growth of their crops, save money, improve water and energy efficiency, and minimize the leaching of soil nutrients. While Hortau’s biggest market today is California, it has plans for growth beyond North America and EDC is pleased to give those plans a boost.

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Close to

500 people

registered for EDC's 2018 webinar on women in international trade.

Women in Trade

WE EDUCATE, ENABLE AND EMPOWER WOMEN

Research shows that SMEs owned by women are exporting at a lower rate than Canadian SMEs as a whole. There are various reasons for this, but what’s clear to us is that women aren’t leveraging international markets to grow and scale their business to the extent they could – and we need to change this.

Budget 2018 announced EDC’s $250 million envelope, available on commercial terms, to support women-owned and women-led businesses that are exporting or looking to start. By year-end, we had served 105 such companies with credit insurance, financing, and financing guarantees – enough to support $392 million in export volume.

Beyond that, we also served 39 companies with knowledge and connection services. This included:

•	Ensuring that women entrepreneurs are aware of how to access solutions to minimize the risks of selling internationally – and how to access the working capital they need;
•	Partnering with other like-minded organizations within the trade ecosystem in Canada to encourage women-owned/led businesses to think globally;

•	Sharing our international trade knowledge with women entrepreneurs to inform their trade journeys; and

•	Sponsoring and participating in events promoting women’s entrepreneurship and use of “supplier diversity” programs to increase access to international markets and supply chains, while also executing our own targeted matchmaking efforts.

EDC has a strategic plan to focus, invest and measure our progress in supporting Canadian women’s businesses in international trade. We’ve hired a dedicated corporate lead to further develop and implement a longer-term strategy to ensure we meet our commitments and help more women entrepreneurs go, grow and succeed internationally.

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Cleantech

WE LEAD THE WAY IN CLEANTECH

As international demand increases for technologies that mitigate environmental impacts and allow for more efficient use of natural resources, clean technology (cleantech) has become a significant economic opportunity for Canada and EDC. It’s exactly the type of sector we want to support and, having made it a corporate priority in 2012, we are now one of Canada’s largest financial supporters of Canadian cleantech companies.

Over the years, we’ve helped these companies by taking increased risks in our core products, creating a team dedicated to the sector and investing in new solutions to help exporters grow. We support the ecosystem by working with exporters and collaborating with our government and Crown partners – namely, BDC, CCC, SDTC and the TCS.

To support earlier stage cleantech exporters, this year we launched the Cleantech Co-Investment Program, through which we invest directly in promising cleantech companies, alongside fund investors, to attract further private sector investment. In 2018, we closed three new investments under this program.

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SUCCESS STORY

AN INVESTMENT IN FOOD QUALITY,

SAFETY AND WASTE REDUCTION

P&P Optica is a Waterloo-based firm that uses hyperspectral imaging and machine learning to assess food composition and quality, thereby improving the overall Canadian food supply and reducing waste in our landfills.

In 2018, EDC announced a $1 million investment in P&P Optica, recognizing the merits of its unique technology. The company’s patented Smart Imaging System is installed in food processing plants and uses imaging technology and artificial intelligence to read the chemistry of food. This allows processors to assess quality characteristics such as protein, fat and water content; shelf life; and flavour. The technology can even detect tiny unwanted objects such as plastics, rubber and bone in food while it’s moving along the conveyor belt at line speed – a feature that has not previously been possible for food processors and which significantly enhances food safety.

“Improving food quality and safety is extremely important to us, as is reducing the environmental footprint that comes with food waste. EDC’s investment will help us further develop our technology and expand into the U.S. and other markets,” says Olga Pawluczyk, CEO, P&P Optica. “In turn, this will ensure that food processors can assess and respond to risks in the quality and safety of their food more quickly and effectively than ever before.”

“Improving food quality and safety is extremely important to us, as is reducing the environmental footprint that comes with food waste.”

Olga Pawluczyk, CEO of P&P Optica

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International Growth Capital

WE ACCELERATE GROWTH

EDC’s International Growth Capital (IGC) group supports the unique needs of mid-market companies looking to grow outside of Canada and take advantage of global opportunities. Our unique value proposition of patient capital, knowledge, risk appetite and international relationships helps to support and accelerate our customers’ global growth. It’s all part of a strategy of helping Canadian companies scale internationally by providing a full suite of solutions that can range from direct investments through to traditional financing products.

For nearly 20 years, we’ve supported exporters directly with a variety of growth capital solutions as well as through investments in like-minded late venture and private equity funds. In addition, through our international fund investments, we gain access to close to 750 high-growth global companies to which we can introduce Canadian suppliers through our trade creation activities, thereby helping to accelerate their growth.

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Digital Transformation

WE PROVIDE REAL-TIME SUPPORT

EDC’s digital transformation is fundamentally changing the way we do business and improving the customer experience. Since launching a new digital experience platform in September 2017, we’ve delivered something new every two weeks, adding content or functionality, experimenting with different concepts, or responding to customer feedback. It’s making us more relevant to Canadian exporters who need fast, simple and affordable products and services to meet their rapidly shifting market demands.

The digital experience platform is the most scalable way for EDC to deliver relevant content, solutions and services to companies at all stages of the exporter journey. The two-way nature of digital communications, supported by robust analytics, also makes it easier to learn more about our customers, engage with them and tailor our strategies and solutions to meet their needs. Today, for example, if an exporter visits a country page and demonstrates sustained interest in a topic, we proactively send them additional relevant content and offer tips on how to do business in that country.

In 2018, we launched a mobile-friendly website along with our new brand. Everything about the site, from the language to the functionality, is clear, simple and engaging – making it easier than ever for companies to do business with us. High-value assets, such as our popular ExportWise online magazine, have been integrated into the site to further improve the user experience. At year-end, we launched the Export Help Hub, one of our first online knowledge products, which pulls together frequently asked questions about doing business in the U.S. and curates the answers.

The transformation of our website will continue in 2019, with more personalization and new digital solutions to provide real-time support and help Canadian exporters win.

SUCCESS STORY CLEAR BLUE TECHNOLOGIES Clear Blue Technologies is an energy-as-a-service provider founded on a vision of delivering clean, managed, "wireless" power to meet the global need for reliable, low-cost, solar and hybrid solar power for lighting, telecom, security, internet of things devices and other critical systems. Co-founder and CEO Miriam Tuerk is an engineer and entrepreneur who is passionate about providing technological solutions that improve the lives of people in developing countries. Today, the Toronto-based company operates in 35 countries, including powering telecommunications systems and lighting in remote regions of Africa and South America. EDC is dedicating resources to support the company's growth. We've provided financial solutions such as accounts receivable insurance, and we're drawing on our knowledge and trade connections to offer marketing support and introduce Clear Blue Technologies to important players in Canada's trade ecosystem. Pictured above is an installation where Clear Blue Technologies is powering a telecommunications system in the Amazon rainforest, providing internet voice and data to people in a very remote community.

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SUCCEED

PROPELLING COMPANIES TO GREATER

SUCCESS AND COMPETITIVENESS

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By creating new opportunities for Canadian exporters and helping them diversify into thriving and fast-growing global markets and sectors, we propel them to greater levels of competitiveness and success.

We do this by leveraging our abilities as a global financier, our deep knowledge of Canadian business capabilities, our connections with foreign buyers and our international market intelligence. Our efforts are bolstered by close relationships with government trade partners, in which we combine our respective strengths to generate new business for Canadian exporters and attract more investment into Canada.

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SUCCESS STORY WATERAX WATERAX is a Montreal manufacturer whose flagship product - the compact, lightweight MARK-3(R) fire pump - is considered the gold standard in rural firefighting across North America. WATERAX has been a client of EDC's for more than 20 years - until recently, using only our credit insurance to insure its receivables. However, when WATERAX wanted to secure a contract with a client that had been eluding it for years, the company turned to our matchmaking services. We invited WATERAX to a matchmaking event in Montreal to meet the Chilean customer it was pursuing. Within six months of initial conversations, WATERAX was shipping product to the customer's operation in Mexico. Thanks to EDC's connections, WATERAX not only secured a deal - it also scaled its business in Mexico like never before.

Support for Canadian Industries WE INVEST IN CANADA’S FUTURE

While EDC supports Canadian exporters across all sectors, we concentrate on sectors that are closely aligned with Government of Canada priorities and where we see competitive advantage and a long-term future for Canadian companies. This means both supporting businesses in more traditional Canadian sectors as they innovate and reinvent themselves, and helping companies in new and emerging sectors expand and capture high-growth opportunities.

To fulfill our role effectively, dedicated teams support specific Canadian sectors. They are specialists who understand the dynamics, trends and future direction of their respective sectors. They also have a deep understanding of Canadian business capabilities, gained through strong networks and a robust and growing customer database of more than 6,500 Canadian companies.

Our focus sectors include the following:

Advanced technologies – These are IT-oriented technologies such as fixed and mobile networking, security, cloud, data analytics and artificial intelligence, as well as industrial technologies used to drive innovation and efficiencies in traditional industries.

Clean technology (cleantech) – We are the largest provider of financial solutions for Canadian cleantech companies looking to respond to the opportunities of the $1 trillion global cleantech sector.

Retail/consumer – For the first time, we’re using trade creation strategies in the retail/consumer space to link Canadian retailers to international companies, enabling us to better support women, indigenous people, youth and new Canadians, who are typically underrepresented in trade but active in the Canadian retail sector.

Infrastructure and engineering services – These are services needed to meet rising demand as developing countries add infrastructure and developed markets build smart cities.

Canada’s Information and Communication Technologies (ICT) sector comprises more than 39,000 companies. The sector employs approximately 600,000 people and spends more than 30% of the overall research and development spend by the private sector in Canada.

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In 2018, EDC:

Helped 1,100 Canadian companies (primarily SMEs) do business through our connection financing relationships.

Extended 41 new connection financing loans for total loan volume of

$5.6 billion.

Added 13 loans to first-time connection financing buyers.

Trade Creation

WE DEVELOP EXPORT TRADE

EDC has a proactive mandate to develop export trade, as well as supporting transactions. For us, trade creation involves building relationships with targeted foreign companies operating in specific markets or sectors, and then connecting qualified Canadian companies to those companies.

Our most widely used tool for trade creation is connection financing. A connection financing facility is an untied financing commitment made to an international borrower, which we leverage to influence that borrower to consider Canadian procurement and to work with EDC to better understand Canadian capabilities – for example, by providing access to their procurement decision-making personnel or by participating in business connection events.

Connection financing is usually concluded with international companies that are industry leaders and have expansive global or regional footprints. They are only considered where we have an in-depth understanding of the foreign companies’ procurement needs and the ability of Canadian exporters to meet those needs. And we look for buyers that share EDC’s strong commitment to sustainable and responsible business.

These relationships create real business opportunities for Canadian companies, as evidenced by the results: since 2010, we’ve signed 355 connection financing facilities, helping sustain $124.7 billion in exports from 6,100 Canadian exporters.

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SUCCESS STORY

EGP PROVIDES COMPETITIVE ADVANTAGE

When scrolling through news websites, it’s become commonplace for readers to come across paid or related content – what’s known as native advertising. These ads match the look and feel of the page they’re on, and feature great images and headlines. Increasingly, this content is created and placed by Maxy Media, a Montreal-based digital media buying agency founded by Maximilian Lekhtman. Maxy Media gets paid when its ads generate marketing leads for its customers.

Given the nature of the business, Maxy Media typically waits between 15 and 30 days to get paid, making it difficult to have sufficient cash flow. When Lekhtman and company CEO Mark Lachance went to their bank to increase their line of credit, the bank suggested that EDC get involved. With the majority of its sales in the United States and Germany, Maxy Media was a perfect candidate for our Export Guarantee Program.

Working with the bank, EDC provided a guarantee on the money Maxy Media was borrowing. “EDC gives us the ability to raise more working capital and, specifically, debt financing,” says Lachance. “And that’s a competitive advantage. We want to expand throughout Europe and the world because that’s where the real opportunities lie. Working with EDC gives us that opportunity and protects us financially.”

“EDC gives us the ability to raise more working capital and, specifically, debt financing. And that’s a competitive advantage.”

Mark Lachance, CEO of Maxy Media

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Through EDC's financial relationships, we introduced over 900 Canadian companies (primarily SMEs) to decision makers of multinational supply chains.

 Business Connections

 WE MAKE CONNECTIONS

In 2018, EDC led 16 formal B2B events, resulting in 599 connections between 365 unique Canadian companies and 56 international companies. In addition, our sector experts directly connected 277 companies with 99 international companies, either in person or through virtual meetings.

Among 2018 events, our mining team travelled to the ALUMINIUM trade fair in Dusseldorf, where it organized several matchmaking meetings between international and Canadian companies – at least four of which led to signed contracts. Another six opportunities continue to advance. Similarly, our consumer team helped open doors for Canadian food and specialty food producers through B2B meetings at the SIAL events in Paris and Montreal.

Recognizing that what’s most important is the number of contracts signed by Canadian companies, not the number of introductions made, we’re also helping Canadian exporters prepare for their meetings with foreign companies and following up more rigorously on introductions.

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Trade Diversification WE HELP EXPORTERS CAPITALIZE ON OPPORTUNITY

Following the lead of the Government of Canada, we’re helping exporters capitalize on opportunities to grow and diversify their business in thriving and fast-growing global markets and sectors – outside the U.S., the traditional starting point for Canadian exporters.

Through our 20 international representations, we nurture relationships with buyers in key markets and gather valuable market intelligence on behalf of Canadian companies looking to expand their global reach. We work closely with the TCS in each market, deploying a “Team Canada” approach to create trade and investment opportunities for Canadian exporters.

These relationships have enabled us, for example, to make strong inroads in countries such as India and China. In 2018, EDC facilitated $2 billion in trade and investment between Canada and India, accounting for 47 per cent of total Canadian exports to the market. India will continue to offer tremendous opportunity for Canadian companies, with demand in sectors where we have strong capabilities, such as infrastructure, engineering, advanced technologies and agri-food.

At the same time, the Government of Canada has increased market access for Canadian companies in several countries through free trade agreements such as the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (CPTPP) and the Canada–European Union Comprehensive Economic and Trade

Agreement (CETA). The CPTPP is expected to boost Canada’s exports to CPTPP countries like Japan and Australia by up to $2.7 billion, while CETA gives Canadian companies preferential access to a $20 trillion market by eliminating 99 per cent of tariffs.

Increasingly, we’re leveraging free trade agreements – and our own market and sector insights – to guide decisions on which markets to promote to Canadian companies, where to focus our trade creation activities and where to locate future international representations. It’s a more deliberate and strategic approach than previously used, designed to improve the prospects of success for Canadian exporters and for our own financial sustainability, and to better support the Government of Canada’s trade agenda.

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Financial Sustainability

WE PRIORITIZE

SUSTAINABILITY

In 2018, we began to view our financing business with a longer-term perspective, which has led us to make choices to do business differently. We have always applied rigorous standards to individual financing transactions and will continue to do so, but in 2018 we added a long-term relationship lens to our analysis. This recognizes the growing importance of the “non-credit” risks our customers must navigate – risks around governance, business ethics, human rights and environmental and social issues. It also recognizes the higher level of expectations that our stakeholders, such as civil society and industry peers, place on us.

Specifically, we are doing things differently by reviewing the non-credit risks identified above on an upfront basis, much earlier in the transaction process. This allows us more time to assess these risks and evaluate the capacity and the commitment a company has as it relates to managing these risks over the long term. In taking this step we develop contacts at many different levels within the companies we are assessing, and this allows us to evaluate how their standards and values are applied in practice. We then decide whether we want to consider a long-term financing relationship with each company. We have built new processes and evaluation committees to undertake these earlier stage reviews. How we evaluate these risks is a reflection of our values, and we are choosing to engage in financing business with companies who operate their businesses in a way that is sustainable and responsible.

This approach is essentially the outcome of conducting our business in a way that reflects the principles of our enterprise risk management transformation, our CSR strategy and our brand promise as international risk experts. It means we will only deal with companies that have sustainable practices and by adopting this approach, we will drive long-term value for Canadian businesses engaged abroad.

SUCCESS STORY McCOY GLOBAL McCoy Global is a leading provider of equipment and technology to support wellbore integrity and collect critical data for the global energy industry. Headquartered in Edmonton, and in operation for over 100 years, the company has shown a remarkable ability to reshape its business model to adapt to ongoing industry changes - it has evolved from an Edmonton-based family blacksmith through auto springs, trucking and trailers, to a global provider of tubular make-up and data acquisition technologies for harsh environments. Today, McCoy Global's expert team is passionate about getting inside the minds of its customers to help solve their most critical issues by developing data-driven solutions for the changing energy industry. EDC closed a US$4 million loan with a CDIA structure to help McCoy finance a U.S. acquisition in early 2018 and, later in the year, issued term sheets to support equipment purchases in the UAE.

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LEAD
BUILDING LEADERS IN SUSTAINABILITY AND RESPONSIBILITY
EDC’s goal is to help Canadian companies go, grow and succeed internationally, and one of the ways in which we do this is by helping companies do business responsibly. Our newly adopted CSR vision is to help Canadian companies become internationally recognized as leaders in sustainability and responsibility, giving them the competitive advantage they need to succeed. As international risk experts, we know first-hand the difference that strong CSR practices can make in opening doors, mitigating risks and achieving long-term success. We’re introducing ways to help companies navigate through the complexities of global markets – and working with them to effect positive and lasting change. EDC 2018 ANNUAL REPORT | LEAD 47

CSR Vision and Framework WE CONSIDER CSR A STRATEGIC PRIORITY
Along with our new CSR vision, and in collaboration with multiple stakeholder groups, we launched a new CSR strategy that connects EDC’s corporate vision to the broader CSR landscape through a coherent, interlinked, measurable and easy-to-articulate framework: Each of the four pillars of our framework – Business Integrity, Environment and People, Our Workplace and Our Communities – has specific priorities and strategic measures for tracking progress. We’ve also mapped our framework to the six United Nations Sustainable Development Goals (SDGs) that are most relevant to our business and where we can have the greatest impact. We examined our approach to the SDGs when developing our framework, identified the six Goals where EDC could be most aligned, and selected indicators in support of particular SDG targets underpinning these Goals. As part of this effort, EDC has developed a scorecard that tracks our progress against these indicators. EDC’s CSR framework was developed with input from EDC’s Board of Directors, CSR Advisory Council, employees, customers, stakeholder groups, civil society and industry peers. It was unveiled in October 2018 through a gallery-walk style launch at our head office attended by more than 600 people.

Stakeholder Engagement
WE SEEK STAKEHOLDER INPUT
Stakeholder engagement is an essential part of our CSR approach. Given the complexity of issues related to our business, we field concerns from a wide range of stakeholders and engage in outreach and relationship building with them.
CSR Advisory Council
Our CSR Advisory Council of prominent experts advises on and guides our Corporate Social Responsibility efforts, helping ensure that we’re always improving and considering outside perspectives. With the terms of two members having expired, two new individuals with backgrounds in anti-corruption and human rights joined the Council in 2018: Anita Ramasastry, Dean Emeritus at the University of Washington School of Law, Member of the UN Working Group on Business and Human Rights, and former senior advisor in the Obama administration on international trade and commerce; and Eduardo Bohórquez, Executive Director of Transparency International in Mexico. In addition, Martine Irman, Chair of EDC’s Board, became an Ex Officio Member of the Council, signalling just how valuable the forum is to us.
At its spring 2018 meeting, the Council provided input on EDC’s Environmental and Social Risk Management Policy review. At the fall meeting, it discussed the elements that go into developing an appropriate risk appetite in the context of a complex global environment.
SUCCESS STORY
ALDO GROUP
When the ALDO Group announced in September 2018 that it had become the first fashion footwear and accessories company in the world to be certified climate neutral, nobody cheered louder than EDC. Our relationship with the Montreal-based company has spanned 10 years, starting with bonding products and later expanding to credit insurance and financing. It has now evolved to include CSR discussions.
The ALDO Group is a compelling example of a
Canadian company that has become an internationally recognized leader in sustainability and responsibility – exactly what we want to help other Canadian companies do. Driven by its purpose of creating a world of love, confidence and belonging, the ALDO Group aims to make a positive change in the world that goes beyond its brands, products and services. Importantly, the company not only says the right things, but also has the policies and programs in place to make a real difference. We applaud them for their achievements.
DAVID BENSADOUN
Chief Executive Officer of the ALDO Group

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BEST 50
CORPORATE CITIZENS

EDC was named among **Corporate Knights' Best 50 Corporate Citizens in Canada** in 2018.

Stakeholder consultation

Two major consultations on EDC’s evolving role and our key environmental and social risk management policies took place in 2018, the former as part of the statutory decennial legislative review for EDC and the latter as part of our regular policy review cycle.

The review of our Environmental and Social Risk Management (ESRM) Framework was aimed at ensuring that our ESRM policies reflect our core CSR operating principles, align with our international legal obligations and global best practices, and address the evolving needs of customers and other stakeholders. It covered our Environmental and Social Risk Management (ESRM) Policy and Environmental and Social Review Directive (ERD) as well as policies related to climate change, human rights and disclosure.

From the outset, we committed to transparency and to considering and incorporating a broad range of perspectives, experiences and innovative ideas into our policy revisions. We posted a discussion paper on our website that outlined some of the changes being considered and specific areas where feedback was requested. Engagement processes included:

•	A web-based portal, which received input from May to September 2018

•	Multiple discussions with the Government of Canada

•	Consultations with EDC Board members

•	Targeted consultations with our regional offices, customers and local civil society representatives in Halifax, Toronto, Calgary and Montreal

•	Civil society consultations in Ottawa

As a result of this exercise, a Climate Change Policy was approved by the EDC Board in December 2018 and was made public on January 28, 2019. The other four elements are undergoing further internal consultation and will be put forward for approval in 2019. We’ve posted submissions received to our website and will be publishing a public response paper once the total policy framework is finalized.

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Business Integrity

WE STAND FOR BUSINESS INTEGRITY

Our priorities under the Business Integrity pillar of our CSR framework are:

•	Conducting our business with honesty, integrity and transparency

•	Implementing a robust approach to combatting financial crimes

Ethical conduct is one of our foundational values; it’s fundamental to the way we conduct ourselves on a daily basis and vital for building a sustainable organization. As we win more customers and acquire more partners, having a strong ethical culture is more important than ever for managing risks and protecting our reputation.

In 2018, we refreshed our Code of Conduct to address the realities of our evolving business. A shorter, simpler and easier-to-understand Code, with a new look, facilitated the communication of the corporation’s expectations for employees in the clearest possible language. Updates included guiding principles for expected ethical behaviours, with more detailed rules and instructions regarding gifts and hospitality, conflicts of interest and insider trading contained in separate guidelines to the Code. There was also more emphasis placed on employees “speaking up” when in need of help or when something in the workplace causes them concern.

To improve transparency, we created a plain language infographic that explains our due diligence process for general corporate financing.

Financial crimes

We continually refine our practices for addressing the risks of money laundering, terrorist financing, violation of sanctions, bribery and corruption, as well as external fraud, recognizing their ability to distort trade and inhibit economic growth.

With a new Financial Crime Policy approved in late 2017, this past year was spent completing a financial crime framework, which takes the policy to the next level of detail, and developing and starting to implement a plan for operationalizing the policy in our lines of business.

Mandatory Financial Crime Fundamentals training was introduced for our employees. When individuals first join EDC, and every year thereafter, they will be required to complete the online training, which provides an overview of financial crime risks, highlights red flags that should raise concern and explains procedures for escalating those concerns.

We strengthened our “know your customer” onboarding process for financing products, so that we get to know our customers better and consider additional financial crime risk indicators. As a result, and in anticipation of increased numbers of transactions requiring enhanced due diligence, we also doubled the size of the internal team responsible for making these assessments.

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    Environment and People

WE TAKE STRONG ACTION ON ENVIRONMENTAL AND SOCIAL RISKS

Our priorities under the Environment and People pillar of our CSR framework are:

•	Taking action on climate change risks and opportunities

•	Respecting human rights

•	Contributing to our customers’ competitiveness by promoting strong environmental and social performance

As we help Canadian companies export and diversify beyond traditional markets, we and our customers are exposed to greater risks – including environmental and social risks. It’s critical for EDC to have robust risk management practices that equip us to make sound decisions about the business we will support and to actively manage ongoing risks if we decide to proceed with a transaction.

Our policies and practices for assessing and managing environmental and social risks are aligned with and informed by all of Canada’s international obligations, including relevant guidelines at the Organisation for Economic Co-operation and Development (OECD) for export credit agencies. For project finance transactions (those where we commit to financing international projects such as wind farms and mines), we also apply the IFC Performance Standards on environmental and social sustainability and the Equator Principles (EP).

We have identified climate change and human rights as priority areas within our approach to environmental and social risk management.

Climate change

In 2018, our Board approved a new

Climate Change Policy for EDC, another significant step in our contribution to the global transition to a lower carbon, sustainable economy, and toward our having a more sustainable book of business.

The result of consultations with external stakeholders during the ESRM Framework review, the new policy articulates the principles guiding EDC’s approach to climate change, including the importance of balancing EDC’s mandate to support Canadian exporters with the imperative of taking action on climate change. It is grounded in the belief that the most important role we can play in the transition to a lower carbon and climate-resilient future is through continuing to provide

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products and services in support of our customers’ innovation and transition.

Our large and diverse portfolio includes companies operating in carbon-intense sectors that are important to the Canadian economy alongside businesses on the cutting edge of clean technologies. We believe that companies across this spectrum need to be part of the solution to climate change challenges – and we want to help them.

Commitments in the new Climate Change Policy include:

•	No new financing for coal-fired power plants, thermal coal mines or dedicated thermal coal–related infrastructure – regardless of geographic location

•	Measuring, monitoring and, commencing in 2020, setting targets to reduce the carbon intensity of EDC’s lending portfolio

•	Increasing transparency around EDC’s climate-related risks and opportunities, including working toward implementing the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD)

•	Integrating climate-related considerations, such as carbon intensity, into EDC’s risk assessment processes

During the year, EDC also became the first export credit agency to announce its support for the recommendations of the TCFD, joining Canadian commercial banks, along with a number of Canadian pension funds and large companies, in helping to advance the availability, consistency and comparability of climate-related information. In working toward implementing the TCFD recommendations, we have included our first climate-related financial disclosure in this report.

Human rights

On the heels of the ESRM Framework review, an updated Human Rights Policy was approved by our Board in early 2019. In this new version, we provide greater clarity as to how we’ve been incorporating the United Nations Guiding Principles (UNGP) on Business and Human Rights into our operations since 2013 and how they may be further integrated going forward. Our work was informed by insights from leading human rights consultants including Shift – a global leader in advising on the adoption and implementation of the UNGPs – as well as internal and external consultation with our key stakeholders and civil society. We plan to publish a public consultation response paper to address stakeholder input on the topic later in the year.

The completion of the review of our Human Rights Policy commitments will enable us to build on what is already a strong foundation in human rights screening and assessment. For example, in addition to our established due diligence practices related to the financing of projects, we have been developing systems and processes to undertake human rights due diligence across all our other business lines in accordance with UNGP expectations. We also equip business teams across the organization with the tools needed to detect and flag any human rights concerns.

Where potential human rights issues are identified through pre-screening, a thorough assessment is conducted by EDC experts to examine country risk, a company’s track record and management capacity, and the product being exported. This allows us to assess the level of risk and whether any mitigation measures are required to determine if we should proceed with our support or decline it.

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SUCCESS STORY

WEAVING CSR INTO THE TEXTILE INDUSTRY

Based in Mississauga, Ontario, **Marina Textiles** is a global importer, distributor and exporter of textile products specializing in hospitality, health care and home linens. Early in EDC's relationship with Marina Textiles, a concern was raised in our pre-screening process – *not because of anything the company had done*, but rather because it was operating in an industry known for human rights violations (such as child labour, forced labour and illegal migrant workers) and sourcing some of its products from countries where such abuses more commonly occurred.

When EDC's environmental and social risk advisors conducted enhanced due diligence on the company, they discovered that Marina Textiles had a good track record. However, it was missing a policy to ensure social and environmental responsibility within its supply chain. This meant that if EDC was to do business with Marina Textiles, social and environmental commitments would need to be included in the contract – one of which involved developing, publishing and adhering to a supply chain management policy consistent with OECD Due Diligence Guidance for Responsible Supply Chains. Marina Textiles fulfilled the requirement without delay and to our satisfaction.

"We saw this as an opportunity to improve our business practices and help our industry take a step in the right direction," says Faheem Adam, CEO, Marina Textiles. To guide Marina Textiles in developing a supply chain policy, EDC provided examples of similar policies used by other companies in the industry.

Increasingly, we look for opportunities – both outside and within our transaction processes – to use our expertise and connections to help Canadian companies improve their environmental and social performance. For example, we've helped customers in the garment sector improve their supply chain management practices by providing them with sample sustainable procurement policies from other companies in their industry.

In 2018, our *Protect Against the Costs of Corruption* webinar attracted close to 450 registrants. Feedback was overwhelmingly positive and included this encouraging customer comment: "Thanks for answering my question about the licensee/licensor relationship. As a result, I've already drafted a preliminary policy for our startup that will probably do more business overseas than domestically."

EDC sits on the Steering Committee of the Equator Principles as the North American Lead and, in that role, convened a meeting of Canadian and American member banks in 2018 to discuss international standards and U.S. and Canadian legal frameworks as they relate to First Nations consultation and Free, Prior and Informed Consent (FPIC).

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2018 TCFD DISCLOSURE

EDC announced its support for the recommendations of the Task Force on Climate-related Financial Disclosures in September 2018. EDC believes the recommendations represent an important step forward with respect to strengthening the quality, consistency and comparability of climate-related information. For EDC, aligning with these recommendations will be a journey, as we improve our understanding of our climate-related risks and opportunities and of how we can best integrate these into our business, corporate strategies and financial planning. This disclosure represents EDC’s first step on this journey, and we look forward to publishing our disclosure annually to provide updates on our progress in this regard, as part of EDC’s integrated annual report.

	Pre-2018	New in 2018	Looking ahead: 2019–2023

GOVERNANCE

•  EDC Management and Governance

•  Board and executive oversight of:

•  Enterprise Risk Management Framework

•  Environmental and Social Review Directive (ERD)

•  Environmental and Social Risk Management (ESRM) Policy, including climate change

•  Disclosure Policy

•  Human Rights Statement

•  CSR Advisory Council

		• Reviewed and updated EDC’s Environmental and Social Risk Management Policy Framework (ERD, ESRM, climate change, human rights and disclosure policies) • Integrated CSR and corporate reporting	• Publish Board-approved Climate Change Policy and Human Rights Policy • Publish updated ESRM Policy, ERD, Disclosure Policy • Develop Executive attestation process for policy compliance

STRATEGY	• Corporate Plan 2018–2022 • Cleantech Strategy • EDC’s Green Bonds • Position on thermal coal power plants	• Launched EDC’s Corporate Social Responsibility Framework	• Integrate Climate Change Policy into EDC strategic planning, including cleantech • Determine resilience of EDC strategy to different climate-related scenarios

RISK MANAGEMENT

•  Non-project* due diligence

•  Application of ERD, ESRM

•  Adherence to international environmental and social risk management standards for projects:

•  Equator Principles (EP)

•  OECD Common Approaches

•  IFC Performance Standards

		• Reviewed and updated EDC’s ESRM non-project* risk assessment methodology • Co-chaired EP Climate Change Working Group	• Implement non-project* climate transition risk methodology • Develop approach to physical climate risk assessment • Identify links between non-credit and credit risk assessment processes

METRICS AND TARGETS

•  EDC’s operational footprint metrics

•  Annual reporting on key climate-related opportunity metrics. For example, in 2017, EDC:

•  Provided $278 million in climate finance in developing countries

•  Facilitated more than $1.5 billion in cleantech exports

•  Partnered with 171 cleantech companies

•  Issued two Green Bonds (US$500 million and C$500 million)

•  Established EDC’s CSR scorecard

•  Provided $231 million in climate finance in developing countries

•  Facilitated more than $2.0 billion in cleantech exports

•  Partnered with 210 cleantech companies

•  Issued 2018 Green Bond Impact Report

• Establish baseline and set targets for carbon intensity of EDC’s loan portfolio • Continue to issue regular Green Bonds • Update approach to Green Bond impact reporting

*

Non-project transactions refer to those transactions undertaken by EDC that fall into various EDC product categories, such as corporate lending, where the majority of funds are not directed at financing a project, as well as contracts, insurance and bonding.

EDC 2018 ANNUAL REPORT | LEAD 55

Our Workplace WE HIRE AND INSPIRE PASSIONATE PEOPLE

Our priorities under the Our Workplace pillar of our CSR framework are:

•   Inspiring our workforce

•   Fostering a diverse workplace and an inclusive culture

•   Embedding a sustainable and responsible business culture across the entire organization

We recognize that we can’t inspire and lead others to take on the world without having great people and processes ourselves. That’s why we make a point of hiring passionate, talented people who are driven by EDC’s purpose, and we strive to create a culture that enables them to shine.

Diversity and inclusion

With the company’s growth, not only did we hire more people than usual in 2018 (over 330 new hires, resulting in more than 20 per cent of our workforce being new to EDC), we were also able to develop and promote a significant number of our existing employees.

This enabled us to improve on some of our diversity metrics, particularly in terms of moving people into leadership positions. By year-end:

•  The percentage of women in leadership roles increased to 47 per cent, up from 45 per cent in 2017.

•  The percentage of visible minorities in leadership roles increased to 10 per cent, up from 9.3 per cent in 2017.

While these shifts may seem small, improving on these numbers by even a little is quite challenging with a continuously changing workforce.

Our overall goal is for the representation of women, visible minorities, indigenous people and persons with disabilities in our workforce to match Canada’s population census data by 2020, with a 50/50 balance between men and women in leadership positions. To get there, we have a robust diversity and inclusion action plan with targeted workshops, online tutorials and communication initiatives promoting awareness, understanding and engagement.

In 2018, we announced our participation in a three-year Private Sector Gender Equality Leadership Project focused on developing, testing and implementing a set of criteria and practices that will lead to a blueprint for gender equality in the private sector and a new certification program. The Government of Canada commissioned the Global Compact Network Canada (GCNC) to lead the project and engage corporate partners to help eliminate barriers facing women in the workplace. As a proponent and champion for gender equality, diversity and inclusion, EDC was 1 of 10 companies selected to participate. We see this as an opportunity to both help other companies on their journey and learn from other leaders.

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  Engaging employees

We’re very deliberate about engaging our employees in our business, and empowering and motivating them to help us achieve our goals.

Recognizing the extent to which strategic initiatives such as our ERM transformation affect roles and work processes, change management professionals have been assigned to each of our lines of business and transformation projects for the past several years. These individuals create and implement tailored change management plans, which include workshops, tools and communications to help people understand and deal effectively with the changes and their impacts. We also ran a one-day conference in 2018 designed to equip our senior management team to be good change leaders.

One of the highlights of the year was our annual employee conference week, which brings together all of our people from each region and international representation for a week of business meetings, culminating in a full-day employee conference. The 2018 conference focused on strengthening our foundation by providing tools, products, knowledge and connections to help EDC employees serve exporters better than ever. Employees rated the conference as one of our best.

EDC’s employee engagement scores and success in employer award programs are strong indicators of the health of our culture. Our last biennial engagement survey, conducted in 2017, resulted in scores that put us in the top quartile in Canada for employee engagement and enablement. These scores earned EDC the Korn Ferry 2018 Employee Engagement Award for having among the top three most engaged workforces for large Canadian employers.

We’re preparing to launch a new employee value proposition in 2019 that homes in on what’s special about working for EDC, and will be important for helping us attract, retain and engage the high-quality talent needed to continue creating value for Canada.

EDC was proud to be named among Canada’s Top 100 Employers (2019), National Capital Region’s Top Employers (2019), Canada’s Best Diversity Employers (2019) and Canada’s Top Family-Friendly Employers (2019) for our 2018 performance. This was our 12th year of achieving Canada’s Top 100 status.

EDC 2018 ANNUAL REPORT | LEAD 57

Our Communities WE MAKE A POSITIVE IMPACT IN OUR COMMUNITIES

Our priorities under the Our Communities pillar of our CSR framework are:

•  Strengthening communities by supporting causes our employees care about

•  Leveraging our skills and expertise for innovation and positive social impact

We see our role in society as extending beyond our business activities and into the communities and areas where we can make a meaningful difference. Through our community investment programs, we give our time, talent and financial resources to help strengthen communities around the world. We focus on three priority areas: give, empower and educate.

Give

EDC supports charitable giving programs that are important to our employees. In 2018:

•  We donated $83,800 to 35 charitable organizations across Canada on behalf of 93 employees and Board members who volunteered more than 4,700 hours in their communities as part of a program through which we match employee volunteer hours with company donations. All employees who volunteer for 25 hours with a registered Canadian charity are eligible for a donation of up to $2,500.

•  Thanks to the generosity of our employees, and a matching corporate donation from EDC, a total of $7,840 was donated to tornado relief efforts in the Ottawa–Gatineau region following the September 21 disaster.

•  More than 1,100 employees volunteered half a day in support of 53 charities in 12 communities across Canada, and in eight regional representations around the world, as part of our annual Community Investment Day.

•  Sixty-five employees benefited from EDC’s Community Service Leave, volunteering for more than 80 days at charitable organizations across Canada.

•  Employees gave $191,952 to the United Way/Centraide, HealthPartners and many other registered charities as part of our annual Charitable Campaign. This includes proceeds from 180 jars of “EDC-made” honey from two beehives housed on the rooftop of our head office.

•  In December, employees gave hundreds of much-needed items to the Snowsuit Fund, Toy Mountain, the Ottawa Food Bank and the Ottawa Mission as part of a corporate initiative.

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SUCCESS STORY
EDC GRANTS INTERNATIONAL BUSINESS SCHOLARSHIPS
Since 2000, EDC has granted close to 500 international business scholarships to help support the next generation of Canadian business leaders. In 2018, this included 30 scholarships to students at 16 post-secondary institutions in seven provinces, 25 of which were awarded to undergraduate students studying business and five that went to students in programs that combine business with sustainability studies.
Here’s what one of our 2018 scholarship recipients had to say about her award:
“I am humbled and grateful to be one of the recipients of Export Development Canada’s International Business Scholarship. Receiving this award has significantly assisted me in being able to continue to develop my passion and interests in international business. Thanks to the award, I have been able to focus my time this semester on initiatives that get more students involved in technology in collaboration with a local incubator. In the words of the Yoruba language, ese gan gidi (thank you very much).”
Dolapo Fadare, University of Saskatchewan

Empower

We partner with international NGOs to empower small enterprises in emerging markets where our customers do business.

A prime example is our partnership with CARE Canada, a leading humanitarian not-for-profit that fights global poverty. For 10 years, our organizations have partnered to generate economic opportunities around the world, contributing to programs supporting financial inclusion, small business development and women’s economic empowerment. Our program gives EDC employees meaningful opportunities to share their knowledge and skills to make a difference in our international community. In 2018, four employees were posted on four-month assignments in Ottawa, Ecuador and Zambia.

We also have a four-year partnership with the Enablis Entrepreneurial Network, an organization that supports entrepreneurs in developing countries. Three EDC employees provided monthly long-distance mentoring to small business owners in Africa and Latin America through this partnership in 2018.

Educate

We work with educational institutions to give students hands-on, experiential learning opportunities to better position them to become the business leaders of tomorrow. In 2018:

•  EDC helped support the next generation of business leaders by awarding 30 scholarships to students at 16 post-secondary institutions in seven provinces. Twenty-five were awarded to undergraduate students studying business, and five went to students in programs that combine business with sustainability studies.

•  Our partnership with AIESEC Canada helped support the development of young leaders through education and support for a global exchange program that connects students to professional internship opportunities in emerging markets.

•  EDC’s support for the Doing Business in Emerging Markets program of the Rowe School of Business at Dalhousie University helped 12 students work with four Canadian companies in the Atlantic region. Each gained valuable hands-on, in-market experience through travel to Argentina and Chile.

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CORPORATE GOVERNANCE

As a commercial and financially self-sustaining Crown corporation, EDC is governed by a Board of Directors whose representatives are primarily from the private sector. The Board’s responsibility is to supervise the direction and management of EDC and oversee its strategic direction as outlined in its Corporate Plan.

Board members also act as a link between EDC’s shareholder, the Government of Canada, and the arm’s-length operations of EDC. Members are appointed by the Government of Canada, and report to Parliament through the Minister of International Trade Diversification.

BOARD STEWARDSHIP

EDC’s Board is composed of seasoned professionals in the fields of business, finance, insurance, human resources, technology, investment, policy, and risk management. Members possess deep knowledge and understanding of various sectors including financial institutions, mining, energy, manufacturing, technology and retail. Their collective experience is leveraged to help inform EDC’s business direction.

Each year, the Board provides input to, and approves, EDC’s Corporate Plan, the guiding tenets of which are to help Canadian companies go, grow and succeed internationally.

EDC’s Board plays the important role, along with the Executive Management Team, of ensuring that the Corporate Plan is aligned with the Government of Canada’s trade priorities. In this regard, the Board is informed by guidance from the Minister of International Trade Diversification through the annual Statement of Priorities and Accountabilities letter.

Board governance

In June 2018, the Government of Canada announced the appointment of six new Directors to EDC’s Board of Directors to replace Board members whose terms had expired. These appointments concluded an important governance exercise and ensured that the terms of all EDC Directors are current. The new appointees were: Pierre Boivin (Sainte-Foy, Quebec); Karna Gupta (Oakville, Ontario); Karen MacWilliam (Wolfville, Nova Scotia); Pierre Matuszewski (Montreal, Quebec); Andrea Stairs Krishnappa (Toronto, Ontario); and Kari Yuers (Vancouver, British Columbia).

The appointees increased the Board’s diversity, with criteria such as gender, age, ethnicity and geographic background considered during the selection process, along with experience, functional expertise, and personal skills and qualities. As a result, EDC’s Board membership is now gender balanced, a significant milestone reflecting the organization’s commitment to diversity and inclusion.

Upon joining the Board, the new Directors participated in a formal, in-depth onboarding program aimed at accelerating their integration and contribution to the Board’s work.

In 2018, the Board continued to build out the governance foundations of EDC’s new, wholly owned subsidiary: the Development Finance Institute Canada (DFIC) Inc./Institut de financement du développement Canada (IFDC) Inc., branded FinDev Canada. As one example, on December 31, 2018, in accordance with EDC’s 2018 Statement of Priorities and Accountabilities, the Board appointed a tailored FinDev Canada Board of Directors with considerable skills in development finance and international markets knowledge.

Enterprise risk management

EDC is always exploring and expanding its reach into new international markets and sectors to support trail-blazing Canadian companies. As it does so, the Corporation inevitably encounters a wide variety of risks – financial, operational and strategic – across a diverse economic and political landscape. As such, enterprise risk management (ERM) – which builds risk management practices into EDC’s everyday operations – continues to be a priority for the Board.

In 2018, as part of a multi-year transformation project, EDC put in place new governing frameworks and policies to support implementation of the new ERM approach. This included enhancements in corporate risk management reporting to the Board in 2018. The Board, as well as the Executive Management Team, provided regular oversight throughout the year and will continue to be actively engaged as the policies developed in the ERM transformation plan are put into operation in 2019. Additionally, the Board’s Risk Management Committee, the Senior Vice-President and Chief Risk Officer, and the Vice-President and Chief Compliance & Ethics Officer all play central roles in delivering on the critical priority of building a culture of risk awareness.

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Strategic initiatives

In 2018, Board discussions focused on the execution of key business transformations to ensure that the organization is positioned to meet the evolving needs of exporters. Board members also engaged with EDC’s senior management team to provide input on key elements of business strategies and, through the Business Development and Strategy Committee, were regularly informed of EDC’s progress, including with respect to the number of Canadian companies being helped by EDC as well as EDC’s ongoing focus on financial sustainability. This Committee also played a key role in reviewing programs to increase public awareness of EDC and the services it can provide to Canadian businesses.

In addition to the ERM transformation, the Board provided oversight and direction on key strategic initiatives such as EDC’s comprehensive Credit Insurance Transformation (CIT) – a large-scale project to migrate EDC’s credit insurance offerings onto its modernized digital platform, ensuring that credit insurance solutions are available to exporting companies online, within minutes, and accessible 24 hours a day, 7 days a week. This transformation was successfully launched in 2018.

PUBLIC POLICY OBJECTIVE AND LEGISLATED MANDATE

EDC’s mandate, powers and objectives are established by statute of the Parliament of Canada through the Export Development Act.

The statutory decennial 2018 Legislative Review for EDC was launched in June 2018. The review provided an opportunity to examine more closely the various facets of EDC’s operations and the role it plays in supporting Canadian exporters. EDC supported the review by sharing all information requested by the consultant contracted by Global Affairs Canada and by making its own written submission to the review.

The Board was engaged in EDC’s participation in the review process, with updates provided to Board members at every meeting. The Board also reviewed the 2018 Statement of Priorities and Accountabilities (SPA) received from the Minister responsible for EDC, which provides guidance for the Corporation’s strategic orientation.

CORPORATE SOCIAL RESPONSIBILITY (CSR) AND CULTURE OF ETHICAL CONDUCT

The Board provides oversight for the Corporation’s overall CSR orientation, and contributes to the ongoing evolution of EDC’s CSR strategy to help Canadian companies become internationally recognized as leaders in sustainability and responsibility and to give them the competitive advantage they need to succeed.

Throughout the year, the Board had regular discussions on non-credit risk when looking at every transaction that was presented for their approval, and also when considering and providing strategic guidance on other key matters. Management also provided regular reporting to the Board on significant CSR developments within EDC and across EDC’s stakeholders, and on transactions reviewed under EDC’s Environmental and Social Review Directive.

In 2018, the Board also oversaw the review of EDC’s Environmental and Social Risk Management Policy Framework, including the approval of a new Climate Change Policy for the organization in December 2018. In addition, Board Chair Martine Irman was appointed to EDC’s CSR Advisory Council as an Ex Officio participant, joining the group of prominent experts that advises on CSR practice. CSR is a priority for EDC, and the Board continues to report to the Minister of International Trade Diversification on the evolution of the Corporation’s commitments in this regard.

More broadly, the Board promotes an ethical business culture and is sensitive to conflict-of-interest concerns. Having approved a revised Code of Conduct (Code) for the Corporation in 2017, the Board approved a Code of Conduct specific to Directors in 2018. Board training on this new Code will take place in 2019.

EDC Directors file standing declarations of interest and refrain from discussions or voting where a real or potential conflict of interest exists. Board documents are screened to flag companies listed in the standing declarations of Directors so that transaction documents are withheld from a Director who has declared an interest in a party related to that transaction.

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Each year, the Board receives a report on employee training and sign-off to confirm adherence with EDC’s Code of Conduct, which incorporates the Values and Ethics Code for the Public Sector.

ACCOUNTABILITY AND OPERATIONS

With the exception of the President and CEO, EDC’s Board is independent of EDC’s management. The two entities have an effective working relationship, with the Board regularly reviewing the allocation of responsibilities. The EDC by-law regulates the proceedings of the Board and establishes matters for which the Board has reserved authority. The Board Charter elaborates on roles and responsibilities, in terms of Board stewardship, and provides additional detail on Board proceedings.

At each Board and Committee meeting, time is reserved for Directors to meet in camera with the CEO and separately without the CEO. The Audit Committee meets in camera in three sessions: with representatives of the Office of the Auditor General Canada; with EDC’s Senior Vice-President and Chief Internal Auditor; and the full Audit Committee without the CEO. The Risk Management Committee holds regular in camera sessions with the Chief Risk Officer, as well as with the Vice-President and Chief Compliance & Ethics Officer. Additionally, Directors receive agendas and materials for, and are welcome to attend, any committees of which they are not members, with the exception of the Nominating and Corporate Governance Committee, where membership and participation is reserved for the Chair and Vice-Chair of the Board and the Chairs of the Board Committees.

COMMUNICATION WITH STAKEHOLDERS

In 2018, the Board continued to monitor and facilitate effective communication between EDC and its key stakeholders, including its shareholder, the Government of Canada. Following the 2018 appointments of the Honourable James Gordon Carr to Minister of International Trade Diversification, and the Honourable Mary Ng to Minister for Small Business and Export Promotion, EDC’s Board Chair Martine Irman made initial introductions, and EDC staff have since engaged in collaborative discussions with the ministers’ offices on how EDC can support them in expanding and diversifying Canadian exports to new and emerging markets.

The Board was kept informed of outreach activities that help EDC obtain stakeholder input and feedback, including an annual roundtable known as the Stakeholder Panel, featuring the participation of numerous industry-focused organizations, as well as representatives of the Government of Canada. At formal and informal Board events, experts from various fields were invited to provide their insight and have discussions with the Board. Additionally, the Board conducts regular outreach during its out-of-town meetings in order to interact with local EDC customers, EDC partners, government officials, and other key stakeholders in these communities. The 2018 out-of-town meetings were held in Charlottetown, PEI, and in Kitchener, ON, with the meeting in Kitchener coinciding with the opening of EDC’s new Export Growth Hub and the launch of EDC’s new branding strategy.

SENIOR MANAGEMENT EVALUATION AND SUCCESSION

As part of its responsibilities, the Board evaluates the performance of the President, Senior Vice-Presidents, and other designated positions on an annual basis. The President’s annual performance objectives are set by the Human Resources Committee and are directly related to EDC achieving objectives set out in the Corporate Plan, and aligned to the Statement of Priorities and Accountabilities issued annually to EDC by the Minister of International Trade Diversification. The Human Resources Committee reviews the President’s performance based on these objectives, and makes recommendations to the Board. The Board in turn provides the Government with recommendations for ratings related to the President’s performance rating, salary and variable pay. The Human Resources Committee also reviews performance and compensation of senior management and certain other positions on an annual basis.

In addition, the Board oversees senior management succession. The succession plan, as developed by management and approved by the Human Resources Committee, is a factor in senior appointments.

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Audit activities

The Board received regular reports from the Audit Committee
in 2018.

Also in 2018, the Office of the Auditor General Canada issued a report of its special examination of EDC’s corporate
governance and risk management practices. The Board of
Directors responded to priority findings throughout the year, including the approval of EDC’s Model Risk Management
Policy.

COMMITTEE MANDATES

The Audit Committee ensures the Board fulfills its mandate
in financial matters, as well as with respect to reporting of any investigations by the Vice-President and Chief Compliance &
Ethics Officer, and internal and external auditor terms of
engagement. The Audit Committee approves and monitors
important capital and administrative expenditures, reviews the implications of new accounting policies, and reviews internal and external audit results. The Committee approves quarterly financial statements for public release. All Audit Committee members are financially literate and are independent of EDC
management. The Committee, chaired by Robert McLeese,
held six regular meetings and two special meetings.

The Business Development and Strategy Committee
provides direction that strengthens EDC’s ability to meet the ongoing needs of Canadian exporters and investors. The
Committee provides oversight in the articulation of EDC’s
business strategy, monitors the development and approval of
the Corporate Plan, recommends the Plan to the Board,
oversees management activities in analyzing market conditions and developing responses, and monitors corporate
performance against business development plans and related
frameworks. The Committee reviews sector strategies and new
product initiatives, and annually reviews the impact of EDC’s business on Canada’s economy. The Committee, chaired by
Pierre Matuszewski, held six regular meetings.

The Executive Committee has the authority to exercise certain Board powers, and meets only if necessary to deal with urgent matters that arise between Board meetings. The Committee, chaired by the Board Chair, Martine Irman, held one special meeting.

The Human Resources Committee supports the Board’s oversight of human resources strategic planning and approves the management succession plan, employee and executive compensation, and the measures and targets for the corporate incentive program. It sets objectives and advises the Board on the assessment of the President’s performance and oversees the design, investment strategy, and performance of pension plans for employees. The Committee, chaired by Heather Culbert, held six regular meetings and one special meeting, and was actively involved in EDC’s CEO renewal process.

The Nominating and Corporate Governance Committee handles matters relating to EDC’s governance regime. It provides input on the ethics program for Directors, selection criteria for appointments of the President and the Chair, profiles of the desirable skills and experience required of Directors, consideration of Board candidates, and Board orientation and education programs. It oversees the Board governance survey, monitors relations with management, and reviews the membership and mandates of committees. In 2018, the Committee’s mandate was expanded to include governance of EDC subsidiaries. The Committee, chaired by the Board Chair, Martine Irman, held four special meetings.

The Risk Management Committee supports the Board’s oversight of the prudent management of EDC’s capital structure, including the management of credit, market and other enterprise risks. The Committee oversees and recommends updates to the internal policy framework governing authorization of EDC’s business activities, and oversees the authorizations that EDC requires in order to undertake specific transactions. It reviews and recommends transactions requiring Board approval, and monitors compliance with the Environmental and Social Review Directive. It also oversees EDC’s compliance and ethics programs and receives updates on portfolio management activities. The Committee, chaired by Darlene Thibault, held six regular meetings.

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DIRECTOR REMUNERATION

Compensation paid to Directors is set by Order-in-Council. The Chair and other independent Directors receive an annual retainer for their services, plus a fixed per diem for travel time, and for attending committee and Board meetings. The following compensation schedule has been in place since 2000, in accordance with Treasury Board Guidelines.

•  Chair of the Board: annual retainer of $12,400; $485 per diem

•  Other Directors: annual retainer of $6,200; $485 per diem

•  Chairs of committees (other than Executive Committee) and Vice-Chair of the Board: base retainer plus $2,000

Directors are reimbursed for their reasonable out-of-pocket expenses while performing their duties, including travel, accommodations and meals. Each Board member serves on multiple committees. There were 13 Board meetings in 2018 (six regular, seven special) and 32 committee meetings. Meetings convened between regularly scheduled Board sessions are usually held by teleconference.

The total remuneration paid to independent Directors including the Chair (annual retainers plus per diems) was $277,803 in 2018 compared to $257,719 in 2017. The total for business travel, promotion and meeting expenses paid to members of the Board plus meeting expenses for the Board and Committees was $249,159 in 2018 compared to $196,183 in 2017 (both figures exclusive of the expenses of the President). Increased expenses in 2018 are attributable to higher travel costs and a greater number of meetings in relation to the process to recruit new Board members, the process to select a new CEO, and onboarding of new Board members. The total for the President’s business travel and hospitality expenses in 2018 was $40,661 compared to $80,578 in 2017.

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                Membership and attendance at meetings of the EDC Board and Board Committees in 2018

	Total Compensation (retainer plus per diem payments)	Audit Committee Meeting (6 regular, 2 special)	Business Development and Strategy Committee Meeting (6 regular)	Executive Committee Meeting (1 special)	Human Resources Committee Meeting (6 regular, 1 special)	Nominating & Corporate Governance Committee Meeting (4 special)	Risk Management Committee Meeting (6 regular)	Board of Directors Meeting (6 regular, 7 special)
Boivin, Jacques[1]	$7,812	3/3	2/2					5/6
Boivin, Pierre[2]	$10,889		3/3				3/3	5/7
Burghardt, Jeff[3]	$16,732	3/3	2/2		3/3	1/1		6/6
Clarke, Herbert[4]	$12,003	3/3	2/2			1/1		6/6
Culbert, Heather[5]	$28,159	8/8			7/7	3/3	3/3	13/13
Daignault, Benoit	n/a			1/1	6/7		5/6	12/13
Gordon, Lindsay	$17,355	6/8			5/7		5/6	8/13
Gupta, Karna[6]	$9,677	3/3	3/3					5/7
Irman, Martine	$33,406			1/1	7/7	4/4	6/6	13/13
Khurana, Vikram[7]	$6,236		2/2				1/2	5/6
Lifson, Elliot[8]	$19,295		5/6		7/7		3/3	12/13
MacWilliam, Karen[9]	$11,011	3/3					3/3	5/7
Matuszewski, Pierre[10]	$13,669		3/3		3/3	2/2		5/5
McLeese, Robert[11]	$23,128	8/8	3/3			3/3	3/3	13/13
Stairs Krishnappa, Andrea[12]	$9,677				3/3		3/3	5/7
Stefanson, Jason[13]	$8,504				2/3		2/2	4/6
Steiner, Jeffrey[14]	$13,337		2/2			1/1	2/2	6/6
Thibault, Darlene[15]	$27,479	8/8	3/3	1/1		4/4	6/6	13/13
Yuers, Kari[16]	$9,434	2/3	2/3					4/7
	$277,803

[1]	Boivin, J. was replaced on June 14, 2018
[2]	Boivin, P. Appointed to the Board of Directors on June 14, 2018. Appointed to BDSC and RMC as of August 31, 2018
[3]	Burghardt, J. was replaced on June 14, 2018
[4]	Clarke, H. was replaced on June 14, 2018
[5]	Culbert, H. Appointed as Chair of HRC and member of NCGC as of June 22, 2018; no longer member of RMC as of August 31, 2018
[6]	Gupta, K. Appointed to the Board of Directors on June 14, 2018. Appointed to Audit Committee and BDSC as of August 31, 2018
[7]	Khurana, V. was replaced on June 14, 2018
[8]	Lifson, E. No longer member of RMC as of August 31, 2018
[9]	MacWilliam, K. Appointed to the Board of Directors on June 14, 2018. Appointed to Audit Committee and RMC as of August 31, 2018
[10]	Matuszewski, P. Appointed to the Board of Directors on June 25, 2018. Appointed as Chair of BDSC and member of HRC and NCGC as of August 31, 2018
[11]	McLeese, R. Appointed as Chair of Audit Committee and member of NCGC as of June 22, 2018 and member of Executive Committee and RMC as of August 31, 2018; no longer member of BDSC as of August 31, 2018
[12]	Stairs Krishnappa, A. Appointed to the Board of Directors on June 14, 2018. Appointed as member of HRC and RMC as of August 31, 2018
[13]	Stefanson, J. was replaced on June 25, 2018
[14]	Steiner, J. was replaced on June 14, 2018
[15]	Thibault, D. No longer member of BDSC as of August 31, 2018
[16]	Yuers, K. Appointed to the Board of Directors on June 14, 2018. Appointed to Audit Committee and BDSC as of August 31, 2018

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        BOARD OF DIRECTORS

MARTINE IRMAN

CHAIR, BOARD OF DIRECTORS

Martine Irman was appointed Chair of EDC’s Board of Directors in November 2017. Ms. Irman is Vice-Chair and Head of Global Enterprise Banking, TD Securities, and Senior Vice-President, TD Bank Group. She is an experienced leader in international finance and capital markets. Ms. Irman is also a celebrated industry leader; in 2016, she received Brock University’s Goodman School of Business Distinguished Leader award and, in 2013, she received the Women in Capital Markets Leadership Award. She was the recipient of Canada’s Top 40 Under 40™ award in 2003. Ms. Irman is fully bilingual and holds a Bachelor of Arts degree in Economics and Financial Studies from Western University. She also completed the Advanced Management Program at the Wharton School and holds an Institute of Corporate Directors qualification from the Rotman School of Management.

PIERRE BOIVIN

Pierre Boivin was appointed to EDC’s Board of Directors in June 2018. He is currently a partner in the Business Law Group, National Leader of the Africa Group, and Mining Group Leader for the Quebec Region at McCarthy Tétrault LLP, a Canadian law firm. His practice focuses on mergers and acquisitions, private equity and related commercial matters in Canada and internationally. He is a member of various associations,including the Canadian Bar Association, the American Bar Association and the International Bar Association. Mr. Boivin is also Vice-Chairman of the Board of Directors of the Canadian Council on Africa, as well as a member of the Board of Directors of CPCS Transcom Limited and NSIA Participations, a financial institution based in the Ivory Coast as a nominee of the National Bank of Canada. He is also a graduate of the Institute of Corporate Directors. Mr. Boivin has appeared repeatedly over the years as a leading Canadian lawyer, notably in the mining sector of Who’s Who Legal Canada, in the fields of mining, electricity, oil and gas and corporate mid-market in the Canada Legal Lexpert Directory, as well as in the Lexpert guide to the leading Cross-Border Corporate Lawyers in Canada, in Lexpert’s Special Editions of the Leading Canadian Lawyers in Global Mining and Canada’s Leading Energy Lawyers, and in Chambers Global in the field of Energy and Natural Resources: Mining Foreign Experts (Canada).

HEATHER J. CULBERT

VICE-CHAIR

Heather Culbert was appointed to EDC’s Board of Directors in April 2015 and was reappointed for a second term in June 2018. With over 27 years in the oil and gas sector, Ms. Culbert has held senior management positions at Enerplus Corporation, Cody Energy and Suncor. She has also occupied senior management roles with clients of her IT Management Consulting firm. As Senior Vice-President of

Corporate Services with Enerplus, Ms. Culbert developed significant expertise in all aspects of the oil and gas business, including a specialization in merger and acquisition integration, strategic planning and corporate performance. Ms. Culbert is currently serving as Board Chair for the Southern Alberta Institute of Technology (SAIT), as a Board member of Whitecap Resources, on the Strategic Advisory Board for the Charbonneau Cancer Research Institute, and as an advisor for United Way World Leadership Council and past Board Chair of the United Way Calgary. Ms. Culbert is a graduate of the Southern Alberta Institute of Technology in Computer Technology, a graduate of Queen’s Executive Program and was recently awarded a SAIT Honorary Bachelor of Science degree. In 2013, she was the recipient of the Doc Seaman Generosity of Spirit Award as an individual philanthropist. In 2005, she was the recipient of the Alberta Centennial Medal for Community Service, and in 2003, she was recognized as SAIT’s Distinguished Alumna.

LINDSAY GORDON

Lindsay Gordon was appointed to EDC’s Board of Directors in April 2014 and was reappointed for a second term in June 2018. Mr. Gordon spent 25 years with HSBC, one of the world’s largest banking and financial services organizations, serving as President and CEO of HSBC Bank Canada for nine years. Prior to HSBC, he spent 10 years in senior roles with EDC. Mr. Gordon currently serves on a variety of Boards, including HSBC France and HSBC

Bermuda. He is also Chancellor of the University of British Columbia (term commenced July 1, 2014) and co-founder of the CHILD Foundation. Mr. Gordon was a past Director for the CD Howe Institute and was a member of the Canadian Council of Chief Executives. Mr. Gordon was the 2010 recipient of the B’nai Brith Award of Merit for Outstanding Canadians and a recipient of the 2012 Queen Elizabeth II Diamond Jubilee Medal. He holds a BA and Master of Business Administration from the University of British Columbia.

EDC 2018 ANNUAL REPORT | CORPORATE GOVERNANCE 67

        BOARD OF DIRECTORS

KARNA GUPTA

Karna Gupta was appointed to EDC’s Board of Directors in June 2018. He has more than 35 years of industry experience in the technology sector, and his expertise and accomplishments span across North American and international business domains. Most recently, Mr. Gupta served as President and CEO of ITAC. His previous roles included CEO and a member of the Board of Directors of Certicom Corp., President of the Billing Division at Comverse Technologies, Chief Marketing Officer for Comverse Americas, President of Sitraka Mobility, and several executive positions with Bell Canada, including Vice-President, Product Development and Management. Currently, he serves on multiple boards, including as an Independent Director at Kloudville and Baylis Medical and as Chair of the Board at Voti Inc. and VentureLab. Mr. Gupta holds a Master of Business Administration degree in Marketing and Finance from Concordia University in Montreal, Quebec. He is also a recipient of the Queen’s Diamond Jubilee Medal.

ELLIOT LIFSON

Elliot Lifson was appointed to EDC’s Board of Directors in March 2012 and was reappointed for a third term in June 2018. Mr. Lifson is Vice-Chairman of Peerless Clothing Inc. He is President of the Canadian Apparel Federation, and in addition to his duties with the Federation, he is a member of the Board of the Apparel Manufacturing Institute of Quebec. As well,

Mr. Lifson is Past Chairman of the Board of the Montreal Board of Trade and he currently sits on the Board in an advisory capacity. He also sits on the Quebec Government Committee, Export Québec. Mr. Lifson sits on the Board of many charitable institutions and currently serves as Professor at the Desautels Faculty of Management at McGill University and has received its distinguished teaching award. He is a recipient of the 2012 Queen Elizabeth II Diamond Jubilee Medal. Mr. Lifson was also recognized in November 2017 with a Senate of Canada 150th Commemorative Medal. He is a graduate in Law from the Université de Montréal and a member of the Quebec Bar. He received his MBA from the Ivey School of Business, University of Western Ontario.

KAREN MacWILLIAM

Karen MacWilliam was appointed to EDC’s Board of Directors in June 2018. With 32 years in the insurance and risk management fields, Ms. MacWilliam has held positions as an insurance underwriter, insurance broker and corporate risk manager in both Vancouver and Edmonton. She has also operated a successful consultancy since 1998, with operations across Canada. Ms. MacWilliam is a former Director of Habitat for Humanity Nova Scotia, the B.C. Society of Fellows of

the Insurance Institute of Canada, and the B.C. Risk and Insurance Management Association. She has taught risk management at Dalhousie University, Simon Fraser University, and the University of Northern British Columbia, and has appeared as an expert witness with respect to matters pertaining to insurance and risk management in the Courts of B.C., Alberta and Nova Scotia. A native of Vancouver, B.C., Ms. MacWilliam holds a BA in Economics from the University of British Columbia and holds her CIP and FCIP designations from the Insurance Institute of Canada and a CRM designation from the Global Risk Management Institute.

PIERRE MATUSZEWSKI, ICD.D

Pierre Matuszewski was appointed to EDC’s Board of Directors in June 2018. With over 35 years of experience in the Canadian financial services industry, Mr. Matuszewski has held various roles at Société Générale (Canada), a schedule II Canadian chartered bank part of Société Générale, an international bank headquartered in Paris. Mr. Matuszewski was also the first Canadian to lead the Canadian operations of Société Générale when he took over as President and

CEO in 2009, a position he held until 2018. Previously, Mr. Matuszewski held positions at Laurentian Group Corporation, National Bank of Canada and McLeod Young Weir (Scotia McLeod). He is currently a member of the Board of Directors of various companies and institutions, including New Look Vision Group Inc. and the Canadian Investor Protection Fund, as well as being a Governor of McGill University. In addition to a Bachelor of Arts degree in Economics from Laval University and an MBA in Finance and Accounting from McGill University, Mr. Matuszewski holds numerous professional coaching and leadership certificates from business schools and universities.

68 CORPORATE GOVERNANCE | EDC 2018 ANNUAL REPORT

ROBERT S. McLEESE

Robert McLeese was appointed to EDC’s Board of Directors in April 2015 and was reappointed for a second term in June 2018. He is the Founder and President of Toronto-based Access Capital Corp., a financial advisory firm specializing in the independent power industry, where he provides strategic and financing advice to buyers and sellers of alternative energy projects. Mr. McLeese is also Chairman and President of ACI Energy, Inc., Georgian Villas Inc. (operating as Cobble Beach Golf Resort Community), and a Director of Pond Technologies Inc. He is a past Director of Rand Capital Corporation, Buffalo, a past Advisory Board member of Fengate Capital and a past Director, Treasurer and President of APPrO (the Association of Power Producers of Ontario). He is also a past Director of Creststreet Power and Income Fund, which is a co-developer of wind projects in Quebec, Nova Scotia and Alberta. Mr. McLeese is the recipient of the 2011 Probyn Prize for innovation in sustainable energy finance and a recipient of the 2012 Queen Elizabeth II Diamond Jubilee Medal and of the 2017 APPrO industry Hedley Palmer award.

ANDREA STAIRS KRISHNAPPA

Andrea Stairs Krishnappa was appointed to EDC’s Board of Directors in June 2018. As the General Manager of eBay Canada and Latin America, Ms. Stairs Krishnappa leads the strategy and operations across 27 countries for one of the world’s largest online marketplaces. She is responsible for delivering buy- and sell-side services and for overseeing eBay’s Canada and Latin America functions, including marketing, product management, business development, and public and government relations. Previously, Ms. Stairs Krishnappa was the managing director of eBay Canada, Canadian head of marketing, and was instrumental in launching eBay’s French-Canadian website. Ms. Stairs Krishnappa sits on several boards, including Canada’s National Ballet School, Toronto Region Board of Trade, and Ontario’s Panel for Economic Growth & Prosperity. After receiving a BA from McGill University, Ms. Stairs Krishnappa obtained JD and MBA degrees from the University of Toronto. She is also the recipient of the Women’s Executive Network’s Canada’s Most Powerful Women: Top 100 Award, in the Corporate Executive category.

DARLENE THIBAULT

Darlene Thibault was first appointed to EDC’s Board of Directors in January 2010 and was reappointed for a third term in June 2018. A Director of Equipment Leasing in the Corporate Finance Division at the Bank of Montreal since June 2015, Ms. Thibault was recruited to help build and launch a new product offering to add to BMO’s range of commercial services. Ms. Thibault was with the Bank of Nova Scotia from 2005 to 2015, her last role being

Regional Director and Group Lead in the Specialized Financial Services where she managed the leasing portfolios as well as the Immigrant Investor Program for Eastern Canada and Quebec. A graduate of McGill University in the Faculty of Arts, Ms. Thibault has held positions at HSBC Bank, the Bank of Montreal, Bombardier Capital Ltd., AT&T Capital Canada Inc., and Pitney Bowes Leasing over her 20-year career in the financial industry. Ms. Thibault is also a member of the Institute of Corporate Directors.

KARI YUERS

Kari Yuers was appointed to EDC’s Board of Directors in June 2018. With 27 years in the concrete waterproofing and durability manufacturing sector, Ms. Yuers is the President and CEO of Kryton International Inc. Headquartered in Vancouver, B.C., and with regional offices in China, India, Mexico, Singapore, the UAE, the U.S. and the U.K., Kryton exports to 50 countries through licensed distributors. Known for effective leadership, Ms. Yuers is currently the Director and Senior Vice-Chair of the Greater Vancouver Board of Trade and a Fellow of the American Concrete Institute. She previously held Board positions on the B.C. Premier’s Women’s Economic Council, the President’s Group, the American Concrete Institute International, and the Competitiveness B.C. Leadership Panel. She was the recipient of the EY Entrepreneur of the Year Award, Pacific Region, in 2003, and of the Influential Woman in Business Award in 2012.

EDC 2018 ANNUAL REPORT | CORPORATE GOVERNANCE 69

        EXECUTIVE MANAGEMENT TEAM

BENOIT DAIGNAULT

President and Chief Executive Officer (departed EDC in February 2019 after completing full term as President and CEO)

Benoit Daignault joined EDC in 2004. Prior to his appointment as President and CEO in February of 2014, he served as Senior Vice-President, Financing and

Investments after serving as Senior Vice-President, Business Development. Before joining EDC, Mr. Daignault spent more than 10 years with General Electric Capital, where he held increasingly senior positions in both Canada and the U.S.

Mr. Daignault has a Baccalaureate in Business Administration from l’École des Hautes Études Commerciales in Montreal and is a CFA charterholder. He completed the Proteus program of the London Business School and the Senior Executive Program of Columbia University. He currently serves on the boards of QG100 and the Conference Board of Canada.

EDC helps Canadian companies go, grow and succeed in their international business. As a financial Crown corporation, EDC provides financing, insurance, bonding, trade knowledge, and matchmaking connections to help Canadian companies sell and invest abroad. EDC also provides financial solutions to buyers of Canadian goods and services around the world.

After serving his full five-year term as President and CEO,

Mr. Daignault stepped down from the position on February 4, 2019, handing leadership of the corporation over to Mairead Lavery.

MAIREAD LAVERY

President and CEO (formally Senior Vice-President, Business Development)

In January 2019, the Government of Canada appointed Mairead as EDC’s new President and Chief Executive Officer, effective February 5, 2019.

Mairead Lavery joined Export Development Canada in 2014 and prior to being appointed as President and CEO, served as Senior Vice-President for Business Development. From day one, she has been a passionate promoter of the Crown corporation and Canada’s exporters. Prior to EDC, Ms. Lavery held numerous executive roles at Bombardier. During her 16 years with the company, she managed large and complex portfolios, including Finance, Strategy, Business Development and Business Transformation. Since coming to EDC, her focus has been on expanding the Crown corporation’s impact on behalf of Canadian exporters by understanding their needs and championing their objectives here in Canada and in markets around the world. Ms. Lavery is committed to social and environmental responsibility, addressing in particular the challenges of climate change, human rights and gender equity. She also believes in the imperative of a diverse and culturally inclusive workforce. A native of Northern Ireland, with a degree in Management and Accounting from Queen’s University Belfast, she is a Fellow of the Institute of Chartered Accountants in Ireland. In 2015, shortly after joining EDC, Ms. Lavery experienced another very personal and proud landmark when she became a Canadian citizen.

CARL BURLOCK

Senior Vice-President and Global Head, Financing and International Growth Capital

Carl Burlock was appointed Senior Vice- President and Global Head, Financing and Investments in May 2014, with accountability for EDC’s SME financing, corporate financing, structured and project financing, and private equity business. In May 2017, he took responsibility for EDC’s new International Growth Capital (IGC) group, which combines EDC’s private equity and SME financing team, and includes responsibility for EDC’s Cleantech business development team. Having joined EDC in 1997, Mr. Burlock also served as Vice-President of Commercial Markets and Small Business; Vice-President of HR Client Services; Director of EDC’s Extractive and Resources Financing team; as well as various positions within EDC’s industry sector areas.

Prior to joining EDC, Mr. Burlock spent nine years as a Mechanical Engineer for Nova Scotia Power Inc. He holds a Master of Business Administration from Dalhousie University and a Bachelor of Mechanical Engineering from Dalhousie University/Technical University of Nova Scotia. He is also a graduate of the Senior Executive Program of Columbia University.

STEPHANIE BUTT THIBODEAU

Senior Vice-President, Human Resources

Stephanie Butt Thibodeau was appointed to the role of Senior Vice-President, Human Resources in January 2016. She is responsible for the development of EDC’s people strategy to attract, engage and develop the talented employees who deliver on EDC’s vision and business objectives in support of Canadian trade. Prior to this appointment, Ms. Butt Thibodeau was the Vice-President for HR Client Services. She joined EDC in 1995 and has held leadership roles in all of EDC’s core lines of business, including financing, insurance and international business development. Ms. Butt Thibodeau holds a Bachelor of Commerce degree from the University of Ottawa and is a CFA charterholder.

70 CORPORATE GOVERNANCE | EDC 2018 ANNUAL REPORT

CATHERINE DECARIE

Senior Vice-President, Corporate Affairs and Secretary

In her role as Senior Vice-President, Corporate Affairs, Catherine Decarie leads critical corporate and business advisory functions that oversee EDC’s strategic relationships with government, media, private sector partners and civil society. Ms. Decarie sets the course for the organization’s external engagement and the sharing of EDC’s story with the public and key stakeholders. The Corporate Affairs group she manages includes Corporate Communications (both internal and external), Public Affairs, Legal Services and Corporate Social Responsibility. Since joining EDC in 2001, Ms. Decarie has held numerous roles of increasing responsibility. In 2013, she was named a member of the executive team, taking on the position of Senior Vice-President, Human Resources, a role she held until being appointed to her current position in 2015. Called to the Ontario Bar in 1996, Ms. Decarie articled with McCarthy Tétrault and has held numerous legal and human resources positions within the Toronto head office of a national retailer. She earned her BA from Mount Allison University and her LL.B. from Queen’s University. Ms. Decarie is a graduate of the Senior Executive Program of Columbia University and maintains her membership in the Law Society of Upper Canada.

AL HAMDANI

Senior Vice-President and Chief Risk Officer, Enterprise Risk Management

Al Hamdani was appointed as Senior Vice-President and Chief Risk Officer in July 2015. In this capacity, Mr. Hamdani oversees EDC’s enterprise risk management activities, including credit and market risk management, capital management, and compliance.

Prior to this position, Mr. Hamdani served in various senior leadership roles at EDC, including Vice-President and Head of EDC’s Risk Management Office overseeing EDC’s credit adjudication, loan portfolio management, and capital and market risk management activities as well as Vice-President and Head of EDC’s Structured and Project Finance Group. Before joining EDC in 1999, Mr. Hamdani held positions at CIBC World Markets as well as the Bank of Canada. Mr. Hamdani has a Master of Business Administration degree from the Rotman School of Management, a Bachelor’s Degree in Economics from Carleton University, and is a Chartered Financial Analyst.

KEN KEMBER

Senior Vice-President, Finance and Technology, and Chief Financial Officer

Ken Kember was appointed Senior Vice-President, Finance and Chief Financial Officer in 2009 and in 2016 assumed responsibility of EDC’s Technology Group. Mr. Kember leads the Finance organization, which includes Treasury, Corporate Finance & Control, Loans

Services, Corporate Accounts Receivable, and Corporate Services; and EDC’s Technology Group, which is responsible for technology solution delivery, support and infrastructure. Prior to joining EDC in 1995, he was a senior manager in the Accounting and Audit Group of PricewaterhouseCoopers in Ottawa. Mr. Kember holds a BA and a Master of Accounting degree from the University of Waterloo, and is a Chartered Professional Accountant. He is also a graduate of the Senior Executive Program of Columbia University. Mr. Kember serves on the Board of Financial Executives International Canada.

DEREK LAYNE

Senior Vice-President, Strategy and Innovation

Derek Layne was appointed Senior Vice-President, Strategy and Innovation in January 2016, having previously served as Senior Vice-President, Business Solutions and Innovation, since December 2011. In his current role, Mr. Layne is responsible for leading the corporation’s strategy development and managing the teams which support strategy execution. Mr. Layne served as EDC’s Chief Risk Officer from 2007 to 2011. Prior to that, he was a Vice-President in EDC’s financing group. He has over 20 years of experience in underwriting international financing across various sectors. Prior to joining EDC in 1992, Mr. Layne worked for an engineering firm. He holds a Bachelor of Mechanical Engineering degree from Carleton University and a Master of Business Administration degree from the University of Western Ontario. He is also a graduate of the Senior Executive Program of Columbia University.

CLIVE WITTER

Senior Vice-President, Insurance and Working Capital Solutions

Clive Witter was appointed as Senior Vice-President, Insurance in May 2012. Mr. Witter has 30 years of experience in finance and insurance, most of it in senior leadership positions. Originally from the United

Kingdom, Mr. Witter has also worked in Canada, Ireland, Belgium and Hong Kong. Prior to joining EDC, he worked for PWC and then AVIVA Composite Insurance Group, one of the world’s largest insurance companies. His most recent position was as Chief Operating Officer, Continental Europe for Willis International, General Insurance Brokers, based in London. A Chartered Accountant, Mr. Witter is a graduate of University College of Swansea, Wales. He also sits on the Board of Directors of the Receivables Insurance Association of Canada.

EDC 2018 ANNUAL REPORT | CORPORATE GOVERNANCE 71

MANAGEMENT’S DISCUSSION AND ANALYSIS
Management’s Discussion and Analysis (MD&A) should be read in conjunction with our audited Consolidated Financial Statements and related notes for the year ended December 31, 2018.
EDC adopted the impairment requirements as per IFRS 9 – Financial Instruments (IFRS 9) effective January 1, 2018. This adoption resulted in an increase to the opening retained earnings of $400 million, consistent with our expectations. We did not restate the prior periods, as permitted by the Standard. Accordingly, the current year results are based on IFRS 9, while 2017 results are based on IAS 39 – Financial Instruments: Recognition and Measurement (IAS 39). For this reason, the allowance and provision for credit losses are not directly comparable. Further disclosure on the transition to the impairment requirements as per IFRS 9 is provided in Note 2 of the Consolidated Financial Statements. All amounts are expressed in Canadian dollars. Caution regarding forward-looking statements This document contains projections and other forward-looking statements regarding future events. Such statements require us to make assumptions and are subject to inherent risks and uncertainties. These may cause actual results to differ materially from expectations expressed in the forward-looking statements. ECONOMIC OVERVIEW 73 FINANCIAL RESULTS OVERVIEW 73
Impact of Foreign Exchange Translation on Financial Results 74 FINANCIAL PERFORMANCE 74
Net Financing and Investment Income 74 Net Insurance Premiums and Guarantee Fees 76 Other (Income) Expenses 77 Reversal of Provision for Credit Losses 77 Claims-Related Expenses 78 Administrative Expenses 78
FINANCIAL CONDITION 79 Statement of Financial Position Summary 79 Corporate Plan Discussion 79 Portfolio Exposures and Credit Quality 81 Concentration of Exposure 81 Financing Portfolio 81 Insurance Portfolio 84 Marketable Securities and Derivative Instruments 87 Capital Management 88 Investor Relations 89 Off balance Sheet Arrangements 89 Financial Instruments 90 Risk Management Overview 90 Risk Governance, Oversight and Design 91 Board and its Committees 91 Management and its Key Risk Committees 92 Key Risk Management Groups 93 Risk Modules 93 Financial Risk Management 93 Operational Risk Management 98 Strategic Risk Management 99 CRITICAL ACCOUNTING POLICIES AND ESTIMATES 99 Change in Accounting Standards 99 Non-IFRS Performance Measures 100 SUPPLEMENTAL INFORMATION 102

  ECONOMIC OVERVIEW

After two years of accelerating global growth and strengthening international trade, the world economy recorded a solid performance in 2018, with global GDP growth tracking at 3.7% according to the International Monetary Fund. However, economic momentum slowed in the second half of the year as trade policy uncertainty was elevated, financial markets experienced increased volatility, and leading indicators softened in key economies such as China.

Among advanced economies, the United States was a growth leader. U.S. real GDP growth picked up in 2018, running at 2.9% at the end of the year, supported by sustained job growth, tax reductions, and other fiscal stimulus. In this context, the Federal Reserve raised its key policy interest rate four times last year as it continued to normalize financial conditions – ending the year with a federal funds target window of 2.25% to 2.50%.

With rising interest rates in the U.S. and a general appreciation of the U.S. dollar, select emerging markets saw their currencies depreciate rapidly as financial markets re-priced risk in the middle of the year. This occurred particularly in countries facing difficulties, such as Argentina, Turkey and Venezuela.

After upside surprises in 2017, European growth slowed in 2018, related in part to trade uncertainty and geopolitical tensions in Italy and France. The United Kingdom’s formal exit from the European Union remains a key source of uncertainty in 2019. At the same time, Europe’s growth performance was sufficiently strong for the European Central Bank to end its unconventional monetary support via quantitative easing, although as of the end of the year, it had yet to raise interest rates.

Notwithstanding several tariff tensions between major economies, there were also some positive trade policy developments for Canadian exporters with the signing of the Canada-United States-Mexico Agreement (CUSMA) on November 30th, which brought relief by reducing elevated uncertainty about North American trading rules. At the end of 2018, the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (CPTPP) entered force for 6 of 11 countries, including Canada, which will increase preferential market access in the Asia-Pacific region.

Canada’s economy grew by 2.1% in 2018, slightly above its longer-run potential pace, as the labour market continued to tighten. The Bank of Canada raised its policy rate three times to reach 1.75% by year’s end. Strong international demand for Canadian goods and services helped carry Canada’s economy through a turbulent year, resulting in Canada’s exports being on pace for 6% growth in nominal terms. Although the Canadian dollar depreciated relative to the U.S. dollar over the course of 2018, the annual average of $0.77 per USD was largely unchanged from 2017. Toward the end of 2018, Canada’s energy exports were challenged by a historic widening of the price differential between Canadian and North American benchmark prices, which led the Government of Alberta to announce production curtailments to reduce high inventories and stabilize Canadian oil prices.

  FINANCIAL RESULTS OVERVIEW

Our net income for the year was $830 million, a decrease of $167 million when compared with 2017.

for the year ended December 31
(in millions of Canadian dollars)	2018	2017
Net financing and investment income	1,221	1,257
Net insurance premiums and guarantee fees(1)	252	243
Realized losses(2)	(5)	(22)
	1,468	1,478
Administrative expenses	497	431
Reversal of provision for credit losses(3)	(11)	(119)
Claims-related expenses	255	157
Income before unrealized (gains) losses	727	1,009
Unrealized (gains) losses on financial instruments(2)	(103)	12
Net income	$ 830	$ 997

(1)   Includes loan guarantee fees.

(2)   Included in Other (Income) Expenses on the Consolidated Statement of Comprehensive Income.

(3)   Current year amounts have been prepared in accordance with IFRS 9. Prior year amounts have not been restated and are prepared in accordance with IAS 39.

EDC 2018 ANNUAL REPORT | MANAGEMENT’S DISCUSSION AND ANALYSIS 73

Items of note were as follows:

Claims-related expenses increased by $98 million compared to the prior year mainly due to the change in the net allowance for claims as a result of higher claims in our political risk insurance product group.

Reversal of provision for credit losses of $11 million in 2018 compared to $119 million in 2017. In 2017, the reversal of provision was due primarily to updates to our models used to generate the loss given default assumptions used in the allowance calculation.

Administrative expenses were $66 million higher than the prior year mainly due to investments made to update our technology and digital platforms as well as our enterprise risk management systems.

Unrealized gains on financial instruments increased by $115 million when compared to 2017 due to strong performance in our investments portfolio.

Impact of Foreign Exchange Translation on Financial Results

The Canadian dollar relative to the U.S. dollar weakened in 2018 resulting in a rate of $0.73 at the end of the year compared to $0.80 at the end of 2017. The impact of the weaker dollar was an increase in our assets and liabilities which are primarily denominated in U.S. dollars and are translated to Canadian dollars at rates prevailing at the statement of financial position date. Our business facilitated and the components of net income are translated into Canadian dollars at average exchange rates. The Canadian dollar average rate remained unchanged at $0.77 against the U.S. dollar in 2018.

FINANCIAL PERFORMANCE

Net Financing and Investment Income

Loan Revenue

Loan revenue was $2,207 million in 2018, an increase of $292 million from 2017. The total yield on our loan portfolio, including loan fees and impaired interest revenue, was 4.20%, an increase of 57 basis points compared to the previous year.

Performing loan interest revenue was $1,997 million in 2018, an increase of $285 million compared to 2017, primarily due to increases in U.S. interest rates as the majority of our loans are denominated in U.S. dollars.

Components of the change in loan revenue from 2017

		Loan Revenue
(in millions of Canadian dollars)	2018

Increase in revenue from higher yield	297
Decrease in portfolio size	(11)
Foreign exchange impact	(1)

Increase in performing loan interest revenue	285
Increase in loan fee revenue	5
Other increases	2

Net change in loan revenue	$ 292

74 MANAGEMENT’S DISCUSSION AND ANALYSIS | EDC 2018 ANNUAL REPORT

Yields on our floating rate portfolio increased to 3.94% in 2018 from 3.17% in 2017. Reference rates on our floating rate portfolio increased throughout 2018, contributing to the overall increase in floating rate loan revenue and the higher yield. Our fixed rate portfolio yields decreased to 3.51% from 3.61% due to repayments on older loans with an average yield of 3.97% being replaced by new loans with an average yield of 3.50%. The overall yield on our performing loan portfolio increased by 56 basis points to 3.83%.

For a breakdown of loan interest yield on our fixed and floating rate portfolios, refer to Table 1 in Supplemental Information.

		Loan Interest Yield
Marketable Securities Revenue We maintain a marketable securities portfolio in order to meet our liquidity requirements.		Marketable Securities Revenue

Our liquidity policy requires us to hold a liquidity portfolio to meet anticipated cash requirements. In 2018, as a result of changes to the policy, the period required to be covered by the liquidity portfolio has increased from a minimum of two weeks to a minimum of one month.

Our marketable securities revenue consists of income earned on short-term instruments, bonds and government securities held during the year. In 2018, marketable securities revenue increased by $164 million to $257 million due to a higher average balance as a result of the implementation of the new one-month liquidity policy as well as the increase in U.S. interest rates.

Our marketable securities portfolio is mainly sensitive to long-term U.S. Treasury rates. As these rates increased in 2018, the yield on our marketable securities portfolio increased from 1.36% in 2017 to 2.00% in 2018.

Components of the change in marketable securities revenue from 2017
(in millions of Canadian dollars)	2018
Increase in portfolio size	121
Increase in revenue from higher yield	44
Foreign exchange impact	(1)
Net change in marketable securities revenue	$ 164

EDC 2018 ANNUAL REPORT | MANAGEMENT’S DISCUSSION AND ANALYSIS 75

Interest Expense

Our interest expense includes the cost of our debt and related derivatives. Interest expense totalled $1,219 million in 2018, an increase of $504 million from 2017 mainly as a result of increased cost of funds as well as a higher average portfolio size.

Our cost of funds increased from 1.45% to 2.20% primarily due to increases in the U.S. London Interbank Offered Rate (LIBOR). Debt yields on our floating rate portfolio increased to 2.24% in 2018 from 1.37% in 2017. Our fixed rate debt yields also increased to 1.99% from 1.93%.

The implementation of the new one-month liquidity policy also impacted our level of debt in 2018, as our borrowings increased in order to finance the growth in our marketable securities portfolio.

Components of the change in interest expense from 2017

		Interest Expense
(in millions of Canadian dollars)	2018
Increase in expense from higher cost of funds	391
Increase in portfolio size	115
Foreign exchange impact	(2)
Net change in interest expense	$ 504

Net Finance Margin

The net finance margin represents net financing and investment income expressed as a percentage of average income earning assets. Net financing and investment income consists of loan, marketable securities, investment and leasing revenues net of interest expense and leasing and financing related expenses.

The net finance margin for 2018 was 1.83%, a decline of 24bps when compared to 2017 mainly due to the increase in the average balance of our marketable securities portfolio as a result of our new one-month liquidity policy. While marketable securities revenue increased due to the higher average balance, there was a corresponding increase in interest expense as the portfolio is funded with debt. We anticipate the net finance margin will remain relatively stable in 2019.

For a breakdown of net finance margin, refer to Table 2 in Supplemental Information.

		Net Finance Margin

Net Insurance Premiums and Guarantee Fees

Net premium and guarantee fee revenue earned in our insurance program in 2018 totalled $204 million, an increase of $4 million from 2017.

Net insurance premiums earned under our financial institutions insurance product group totalled $13 million compared to $18 million for the prior year, mainly due to a decrease in business facilitated with an existing policyholder.

Net insurance premiums and guarantee fees earned under our contract insurance and bonding product group totalled $76 million, an increase of $9 million from 2017 due to increased activity in the infrastructure and environment and extractive sectors with several key exporters.

For the breakdown of insurance premiums and guarantee fees, refer to Table 3 in Supplemental Information.

76 MANAGEMENT’S DISCUSSION AND ANALYSIS | EDC 2018 ANNUAL REPORT

Other (Income) Expenses

Other income in 2018 totalled $98 million, an increase of $132 million from 2017. In 2018, our investments portfolio experienced net realized gains of $41 million (2017 – $10 million) and net unrealized gains of $108 million (2017 –$23 million) due to strong performance in both our fund and direct portfolios.	(in millions of Canadian dollars)	2018	2017

	Net realized and unrealized (gain) loss on investments	(149)	(33)
	Net realized and unrealized (gain) loss on derivatives	10	59
	Net realized and unrealized (gain) loss on marketable securities	9	26
	Net realized and unrealized (gain) loss on loans payable	8	(78)
	Loss on sale and impairment of aircraft*	5	11
	Loss on sale of loan assets	4	19
	Foreign exchange translation loss	16	10
	Other	(1)	20

	Total other (income) expenses	$ (98)	$ 34

	* Refer to Note 6.

We use a variety of derivatives to
manage our interest rate and foreign

exchange risk. Our derivatives are held for asset-liability management, of which a portion are directly associated with our loans payable, which are designated at fair value to obtain the same accounting treatment as the derivative. Fair value fluctuations in our debt and marketable securities portfolios generally move opposite to the fair value movements of their related derivatives. However, we also hold derivatives related to our Canadian dollar capital and other risk-mitigation strategies, which do not have corresponding fair value treatment. Refer to page 97 for further discussion on our derivatives.

During 2018, we recorded net realized and unrealized losses of $27 million for our derivatives, loans payable and marketable securities (2017 – $7 million), mainly driven by $22 million of realized losses on marketable securities sold as part of regular rebalancing performed to meet internal guidelines.

Reversal of Provision for Credit Losses

We recorded a reversal of provision for credit losses of $11 million related to our loan portfolio in 2018. In 2017 there was a reversal of provision for credit losses of $119 million primarily due to updates to our loss given default models as previously mentioned.

(in millions of Canadian dollars)	2018(1)
Remeasurements(2)	(41)
New originations(3)	168
Net repayments and maturities(3)	(138)
Reversal of provision for credit losses	$ (11)

(in millions of Canadian dollars)	2017(1)
Credit migration	111
Updated probability of default and loss given default models(2)	(123)
Increased concentration threshold	(6)
Changes in portfolio composition(3)	(55)
Update to allowance assumption(2)	(46)
Reversal of provision for credit losses	$ (119)

(1) Current year amounts have been prepared in accordance with IFRS 9. Prior year amounts have not been restated and are prepared in accordance with IAS 39.

(2) Refer to Note 4 of the Consolidated Financial Statements.

(3) Represents provision requirement (release) as a result of repayments, performing loan sales, disbursements and new financing commitments. Also includes the impact of changes in collateral values for our secured loans as these impacts should be considered in conjunction with the impact of the repayments on these loans.

For a breakdown of the reversal of provision for credit losses, refer to Table 4 in Supplemental Information.

EDC 2018 ANNUAL REPORT | MANAGEMENT’S DISCUSSION AND ANALYSIS 77

Claims-Related Expenses

Total claims-related expenses increased $98 million over last year mainly due to the change in the net allowance for claims, partially offset by a decrease in claims paid compared to the prior year.

The increase in the net allowance for claims was primarily driven by claims in our political risk insurance product group relating to risks in North Africa, partially offset by an update to the expense assumption used in the actuarial calculation of our allowance for claims on insurance. Refer to page 144 for further discussion on the updated expense assumption.

We paid $74 million in claims in 2018, a decrease of $127 million from the prior year mainly due to claims paid in 2017 relating to insolvencies of buyers in the U.S. retail sector within the credit insurance product group.

(in millions of Canadian dollars)	2018	2017

Claims paid	74	201
Claims recovered	(38)	(41)
Claims recovered from reinsurers	(18)	(3)
Actuarial increase in the net allowance for claims on insurance	197	3
(Increase) decrease in recoverable insurance claims	34	(6)
Claims handling expenses	6	3

Total claims-related expenses	$255	$157

Administrative Expenses

Administrative expenses for 2018 totalled $497 million, an increase of $66 million from the prior year. We continue to make foundational investments to update our technology and digital platforms and our risk management systems. For further details on our enterprise risk management transformation, refer to page 90. As a result of these investments, we experienced an increase in human resources, professional services and systems costs in 2018.

The Productivity Ratio (PR) captures how well we use our resources and ultimately manage our costs. As we invest in our business, the 2018 PR increased to 32.9%, which is in line with our Corporate Plan projection.

Administrative Expenses

78 MANAGEMENT’S DISCUSSION AND ANALYSIS | EDC 2018 ANNUAL REPORT

FINANCIAL CONDITION

Statement of Financial Position Summary

Total assets were $69.4 billion at the end of 2018, an increase of $9.3 billion, or 15%, from 2017. This is mainly due to an increase in marketable securities as a result of the change in our liquidity policy requirements from two weeks to one month, as well as an increase in our loans receivable.

Loans receivable were $54.6 billion, an increase of $3.5 billion, or 7%, from 2017 mainly due to foreign exchange translation of $3.4 billion.

Loans payable were $55.4 billion compared to $47.1 billion in 2017, an increase of $8.3 billion. The increase is mainly due to funding the increase in marketable securities and foreign exchange translation of $3.3 billion.

as at December 31 (in millions of Canadian dollars)	2018	2017
Cash and marketable securities	13,289	8,214
Derivative instruments	256	315
Loans receivable	54,566	51,127
Allowance for losses on loans	(820)	(1,363)
Investments	1,342	1,124
Other	747	703

Total Assets	$ 69,380	$ 60,120

Loans payable	55,448	47,114
Derivative instruments	1,971	1,690
Premium and claims liabilities	890	608
Other liabilities	726	668
Equity	10,345	10,040

Total Liabilities and Equity	$ 69,380	$ 60,120

Corporate Plan Discussion

The following section discusses our 2018 results and financial position in comparison to Corporate Plan projections. We begin by looking back to our 2018 Corporate Plan and compare actual results to what was expected. Then we look forward to 2019 and provide an explanation of where we anticipate changes from our 2018 results and financial position.

Financial Performance

for the year ended December 31 (in millions of Canadian dollars)	2019 Corporate Plan	2018 Actual Results	2018 Corporate Plan
Net financing and investment income	1,233	1,221	1,295
Net insurance premiums and guarantee fees*	266	252	252
Other (income) expenses	(6)	(98)	(2)
Administrative expenses	569	497	527
Provision for (reversal of) credit losses	22	(11)	11
Claims-related expenses	93	255	91
Net income	821	830	920
Other comprehensive income	89	44	89

Comprehensive income	$ 910	$ 874	$ 1,009

* Includes loan guarantee fees.

EDC 2018 ANNUAL REPORT | MANAGEMENT’S DISCUSSION AND ANALYSIS 79

2018 Corporate Plan

Net income for 2018 was $830 million, $90 million lower than the 2018 Corporate Plan net income of $920 million. Items of note are as follows:

•	Claims-related expenses were $164 million higher than the Corporate Plan due to the change in the net allowance for claims as a result of higher claims in our political risk insurance product group.

•

Other income was $96 million higher than the Corporate Plan mainly due to strong performance in our investments portfolio. Due to the volatility associated with our financial instruments carried at fair value, a forecast for unrealized gains and losses was not included in the Corporate Plan.

•

Net financing and investment income was $74 million lower than the Corporate Plan primarily due to an increase in interest rates in our short-term loans payable portfolio as well as foreign exchange translation as a result of the difference in rates used to produce the Plan and the 2018 year-end rate.

2019 Corporate Plan

Net income for 2019 is planned to be $821 million, $9 million lower than 2018. Items of note are as follows:

•	We are projecting a decline in claims-related expenses in 2019 as we are not anticipating the same level of claims activity in our political risk insurance product group when compared with 2018.

•

Due to the volatility and difficulty in estimating unrealized gains and losses on financial instruments, a forecast for these amounts is not included in the Plan, resulting in a variance in other income of $92 million.

•

Administrative expenses are expected to increase in 2019 due to a number of significant multi-year investments being made to support our core business, resulting in additional costs for human resources, professional services and systems as described below:

•	we are improving our enterprise risk management framework for a stronger risk culture;

•	we are continuing to invest in a multi-year digital strategy in order to provide customers with easier access to EDC; and

•	we are expanding our core operations to better meet the needs of Canadian micro and SME exporters.

Financial Position

as at December 31 (in millions of Canadian dollars)	2019 Corporate Plan	2018 Actual Results	2018 Corporate Plan

Cash and marketable securities	11,327	13,289	10,664
Derivative instruments	490	256	280
Loans receivable	52,716	54,566	54,687
Allowance for losses on loans	(1,055)	(820)	(1,201)
Investments	1,492	1,342	1,236
Other assets	899	747	823

Total Assets	$ 65,869	$ 69,380	$ 66,489

Loans payable	52,505	55,448	52,794
Derivative instruments	1,866	1,971	2,107
Premium and claims liabilities	624	890	579
Other liabilities	642	726	669
Equity	10,232	10,345	10,340

Total Liabilities and Equity	$ 65,869	$ 69,380	$ 66,489

2018 Corporate Plan

Cash and marketable securities were $2.6 billion higher than Corporate Plan due to the change in our liquidity policy as previously discussed. While the numbers in the Corporate Plan reflected the change in policy, our balance is higher than Corporate Plan mainly due to increased cash requirements for pre-funding of debt maturities, as well as foreign exchange translation.

Loans payable for 2018 were $2.7 billion higher than projected in the Corporate Plan mainly due to a larger increase in marketable securities than was projected in the Corporate Plan, as well as foreign exchange translation.

80 MANAGEMENT’S DISCUSSION AND ANALYSIS | EDC 2018 ANNUAL REPORT

2019 Corporate Plan

The 2019 Corporate Plan is projecting cash and marketable securities, loans receivable and loans payable to be lower than 2018 actual results. The 2018 actual results ended higher than expected at the time the 2019 Corporate Plan was prepared, mainly due to foreign exchange translation.

  Portfolio Exposures and Credit Quality

CONCENTRATION OF EXPOSURE

EDC’s total exposure at the end of 2018 was $122.3 billion, an increase of $11.7 billion from 2017 primarily as a result of foreign exchange translation. The majority of the exposure in 2018 was within the United States (29%) and Canada (20%), consistent with 2017.

Exposure by Portfolio			Exposure by Geographic Market

as at December 31
(in millions of Canadian dollars)	2018	2017
Financing portfolio:
Financing assets(1)	55,951	52,323
Commitments and guarantees(2)	28,879	28,071
Total financing portfolio	84,830	80,394
Insurance portfolio:
Credit insurance	11,282	9,294
Financial institutions insurance	1,996	3,392
Contract insurance and bonding	10,016	8,297
Political risk insurance	886	915	Exposure by Industry
Reinsurance ceded(3)	(250)	(250)
Total insurance portfolio	23,930	21,648
Marketable securities and derivative instruments(4)	13,545	8,529
Total exposure	$122,305	$110,571

(1) Includes gross loans receivable and investments.

(2) Includes $736 million of investment commitments (2017 – $785 million).

(3) Represents treaty reinsurance agreements covering most bonding obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

(4) Includes cash.

For a detailed breakdown of the major concentrations of total exposure by geographical market and industry, refer to Tables 5 and 6 in Supplemental Information.

FINANCING PORTFOLIO

Loans Portfolio

We support Canadian exports and Canadian investments abroad by providing financing solutions to Canadian exporters and their foreign customers, to Canadian investors and to financial institutions. Not only do we provide solutions for exporters with existing contracts, we also proactively identify potential procurement needs for large foreign buyers as well as large foreign projects, match those needs to Canadian expertise and provide financing in order to develop opportunities for procurement from Canadian companies. Our financing products enable Canadian companies to provide their customers with flexible financing. To mitigate credit risk within our loan portfolio, we enter into risk transfer transactions such as unfunded loan participations and loan default insurance.

EDC 2018 ANNUAL REPORT | MANAGEMENT’S DISCUSSION AND ANALYSIS 81

Gross Loans Receivable

Gross loans receivable totalled $54,609 million at the end of 2018, an increase of $3,410 million or
7% from 2017. The increase was mainly due to foreign exchange translation. The weaker Canadian dollar increased gross loans receivable by $3.4 billion, with the majority of this attributed to loans denominated in U.S. dollars.

In assessing the credit risk profile of our loan portfolio, we rate our obligors using a system of credit ratings as established in our credit risk rating methodology. These ratings are reviewed on a regular basis. Based on their ratings, we then categorize our loans receivable into three risk classifications:
investment grade, non-investment grade and impaired.

Individually Impaired Gross Loans Receivable

Impaired loans represent loans for which we no longer have reasonable assurance that the full amount of principal and interest will be collected on a timely basis in accordance with the terms of the loan agreement. At the end of 2018, impaired gross loans receivable totalled $863 million, a decrease of $52 million from the end of 2017. The removal of one obligor in the information and communication technologies industry ($193 million), partially offset by an impairment in the infrastructure and environment sector ($59 million) and two impairments in the aerospace sector
($47 million) contributed to the decrease in 2018. Overall, impaired loans as a percentage of total gross loans receivable decreased to 1.58% in 2018 from 1.79% in 2017.

Gross Loans Receivable

Note 4 in the Consolidated Financial Statements provides additional information on the activity in our impaired loans portfolio during the year.

Table 7 in Supplemental Information provides industry concentration on impaired gross loans receivable.

Commercial Loans, Loan Commitments and Loan Guarantees

(in millions of Canadian dollars)	Gross loans receivable	Commitments	Loan guarantees	Risk transfer		2018 Exposure		2017 Exposure
Industry					$	%	$	%
Oil and gas	9,043	7,025	173	(810)	15,431	19	15,559	20
Aerospace	10,946	2,956	102	(228)	13,776	17	14,322	19
Surface transportation	5,580	3,286	654	–	9,520	12	9,027	12
Infrastructure and environment	6,370	2,252	433	–	9,055	11	7,663	10
Mining	6,955	2,688	295	(955)	8,983	11	9,158	12
Information and communication technologies	6,780	1,308	463	(341)	8,210	10	7,955	10
Financial institutions	3,209	1,933	4	2,334	7,480	9	7,376	10
Light manufacturing	2,751	1,732	788	–	5,271	6	3,209	4
Resources	1,935	1,573	298	–	3,806	5	2,438	3
Total	$ 53,569	$ 24,753	$ 3,210	$ –	$ 81,532	100	$76,707	100

The increase in the commercial loans portfolio is mainly due to foreign exchange translation. Increases in the light manufacturing, infrastructure and environment and resources sectors are mainly due to net loan disbursements, while the decrease in the aerospace sector is primarily due to net loan repayments. In order to manage our concentration risk, we enter into unfunded loan participation and loan default insurance agreements with financial institutions, thereby transferring exposure from other industries to the financial institutions industry.

82 MANAGEMENT’S DISCUSSION AND ANALYSIS | EDC 2018 ANNUAL REPORT

In 2018, non-investment grade exposure accounted for 49% (2017 – 45%) of total exposure. The increase in non-investment grade exposure is mainly attributable to downward credit migration in the aerospace, information and communication technologies and resources sectors, as well as non-investment grade signings and loan disbursements in 2018. The largest concentrations of non-investment grade exposures are within the aerospace (23%), oil and gas (23%) and infrastructure and environment sectors (11%).

Our five most significant counterparty exposures representing $6,807 million, or 8% of the total commercial exposure at the end of 2018 were as follows:

• one aerospace sector obligor with total exposure of $1,555 million, located in the United States;

• one information and communication technologies sector obligor with total exposure of $1,524 million, located in the United States;

• one surface transportation sector obligor with total exposure of $1,305 million, located in the United Kingdom;

• one mining sector obligor with total exposure of $1,229 million, located in Chile; and

• one oil and gas sector obligor with total exposure of $1,194 million, located in Mexico.

After consideration of unfunded loan participations and loan default insurance, our exposure to these counterparties represents $4,547 million.

Sovereign Loans, Loan Commitments and Loan Guarantees

(in millions of Canadian dollars)	Gross loans receivable	Commitments	Loan guarantees		2018 Exposure		2017 Exposure
Country				$	%	$	%

Angola	401	112	–	513	42	486	27
Indonesia	156	–	–	156	13	170	10
Serbia	74	–	–	74	6	207	12
Ukraine	67	–	–	67	5	123	7
China	65	–	–	65	5	68	4
Uruguay	–	–	64	64	5	71	4
Pakistan	58	–	–	58	5	58	3
Rwanda	56	–	–	56	5	61	3
Côte d’Ivoire	38	–	–	38	3	39	2
Other	125	4	–	129	11	495	28
Total	$ 1,040	$ 116	$ 64	$ 1,220	100	$ 1,778	100

The decrease in sovereign exposure is primarily due to the expiration of a commitment for $239 million to Azerbaijan and the repayment of $127 million of exposure in Serbia.

Sovereign exposure includes 89% of non-investment grade exposure (2017 – 77%). The increase in non-investment grade exposure is primarily due to the downward credit migration of Indonesia.

Allowance for Credit Losses

The total allowance for losses on loans, loan commitments and loan guarantees was $920 million at the end of 2018, a decrease of $192 million from the 2018 opening allowance.

The key components impacting the allowance in 2018 were as follows:

• net repayments and maturities – reduction of $138 million;

• modification resulting in derecognition – decrease of $137 million;

• loan write-offs – reduction of $123 million;

• remeasurement as a result of net upward credit migration – decrease of $41 million;

• new originations – increase of $168 million; and

• the weakening of the Canadian dollar relative to the U.S. dollar – increase of $79 million.

EDC 2018 ANNUAL REPORT | MANAGEMENT’S DISCUSSION AND ANALYSIS 83

Investments

EDC plays a role in helping Canadian companies access capital and financing to support their export growth that includes support to expand outside Canada to meet global market opportunities. Our solution suite covers a broad range of solutions with a portfolio of debt, late stage venture capital and private equity investments focused on promising Canadian exporters. Our exporter investments are made both directly into Canadian businesses as well as via Canadian fund partners. In addition we invest in international funds in key priority markets where such investments can serve to facilitate the connection of Canadian business activity to international markets, with the goal of growing Canadian exporters and facilitating foreign business connections. Investments are normally held for periods greater than five years. Divestitures are generally made through the sale of our investment interests through private sales to third parties or sales on public markets.

Consistent with our business goal of growing investments, our exposure increased by $169 million to $2,078 million in 2018 largely as a result of new commitments. During the year, we signed an additional $190 million of investment arrangements (2017 – $164 million).

Refer to Table 9 in Supplemental Information for a breakdown of exposure for our investments.

INSURANCE PORTFOLIO

Credit insurance facilitates export growth by mitigating risk, providing companies with the confidence to do business abroad knowing that their receivables will be paid should their buyer default on payment. It also enhances their cash flow as banks are generally comfortable providing additional support when their customers’ foreign receivables are insured.

Financial institutions insurance supports Canadian exporters for bank and foreign buyer counterparty risk in trade transactions.

EDC’s bonding products are delivered through partnerships with banks and surety companies. Our performance security and surety bond products are used by exporters primarily to guarantee their contract performance, which helps free up working capital. Our partnerships with banks and surety companies help them mitigate their risks and make it easier for exporters to obtain the coverage they need. We provide contract frustration insurance coverage to protect against commercial and political risks resulting from buyer non-payment associated with a specific contract.

Political risk insurance provides coverage for political events that could adversely impact a company’s foreign operations and/or its financial intermediaries by protecting investments and assets in other countries, typically in emerging markets.

The assistance that EDC provides to our policyholders within our four primary insurance product groups is counted in various ways. Under the credit insurance and financial institutions insurance product groups, the policyholder declares their sales volume to entities covered by their policy. These declarations are counted as business facilitated for these product groups. Within our contract insurance and bonding product group, a facility is established and the policyholder makes requests for cover to initiate specific coverage. These requests represent business facilitated by EDC. As transactions are signed within our political risk insurance product group, they are also counted as business facilitated.

In addition to directly underwriting insurance policies, we assume exposure from other insurers to fulfill our mandate to support Canadian exporters. We also cede reinsurance to other insurance companies to mitigate our risk. The ceding arrangements provide greater diversification of the business and minimize the net loss potential arising from large exposures.

84 MANAGEMENT’S DISCUSSION AND ANALYSIS | EDC 2018 ANNUAL REPORT

Insurance in Force

Our liability associated with outstanding insurance policies and guarantees is referred to as insurance in force and exposure throughout this annual report.

Insurance in force totalled $23,930 million at the end of 2018, compared to the 2017 level of $21,648 million.

The following charts show the exposure by industry of our credit insurance and contract insurance and bonding product groups:

The following charts show the exposure by geographic market for our financial institutions and political risk insurance product groups:

EDC 2018 ANNUAL REPORT | MANAGEMENT’S DISCUSSION AND ANALYSIS 85

Claims

The following table provides a breakdown of claims paid by exporter’s insured sector:					Claims Submitted, Paid and Under Consideration
(in millions of Canadian dollars)		2018		2017
	$	%	$	%
Infrastructure and environment	27	37	41	20
Resources	18	24	24	12
Light manufacturing	14	19	108	54
Information and communication technologies	8	11	6	3
Oil and gas	4	5	3	2
Surface transportation	3	4	17	8
Mining	–	–	2	1
Claims paid	74	100	201	100
Claims recovered	(56)		(44)
Net claims paid	$ 18		$ 157

Claim payments totalled $74 million in 2018 and were comprised of 1,140 claims related to losses in 77 countries (2017 – 699 claims in 68 countries). In 2018, the largest concentration of claim payments was made under our credit insurance product group for default and insolvency geographically concentrated in the Americas.

In 2018, we recovered $59 million in total (2017 – $45 million) of which $3 million was disbursed to exporters (2017 – $1 million).

For a breakdown of claims by size concentration, refer to Table 10 in Supplemental Information.

Premium and Claims Liabilities

Premium and claims liabilities represent our estimate of future claims under the terms and conditions of our insurance policies.

At the end of 2018, the premium and claims liabilities were $890 million. The liability net of the reinsurers’ share was $740 million, an increase of $235 million from 2017. The most significant components impacting the net premium and claims liabilities was an increase in claims in our political risk insurance product group relating to risks in North Africa, partially offset by an update to the expense assumption used in the actuarial calculation of our allowance for claims (refer to page 144).

The reinsurance ceded amount, recorded as an asset on the consolidated statement of financial position, represents the reinsurers’ share of our premium and claims liabilities and is also included in our premium and claims liabilities. The reinsurance ceded amount was $150 million compared to $103 million in 2017. If we were required to pay out a claim on reinsured policies, we could recover from the reinsurer depending on the terms of the agreement.

The net premium and claims liabilities as a percentage of the insurance in force was 3.1% in 2018 (2017 – 2.3%).

Premium and Claims Liabilities as a % of Insurance in Force (net of reinsurance)

86 MANAGEMENT’S DISCUSSION AND ANALYSIS | EDC 2018 ANNUAL REPORT

As permitted by International Financial Reporting Standard 7 – Financial Instruments: Disclosures, we have displayed certain parts of our Management’s Discussion and Analysis which discuss the nature, extent and management of credit, liquidity and market risks in green font. These disclosures form an integral part of our audited Consolidated Financial Statements for the year ended December 31, 2018.

MARKETABLE SECURITIES AND DERIVATIVE INSTRUMENTS

Our policies and procedures, which are reviewed periodically, are designed to limit and manage credit risk associated with marketable securities and derivative instruments. These policies and procedures define the minimum acceptable counterparty rating in alignment with the Minister of Finance Financial Risk Management Guidelines for Crown Corporations. In addition, we have policies which are reviewed periodically and procedures that establish credit limits for each counterparty, which are reviewed by management no less than annually. These policies and procedures are designed to limit and manage the credit risk associated with these financial instruments.

Our interest-bearing deposits and marketable securities portfolio expose us to the risk that the deposit-taking institutions or counterparties will not repay us in accordance with contractual terms. Our potential deposit and marketable securities credit exposure is represented by the carrying value of the financial instruments.

The following table provides a breakdown, by credit rating and term to maturity, of our deposits and marketable securities credit exposure:

(in millions of Canadian dollars)

	Remaining term to maturity
Credit rating	Under 1 year	1 to 3 years	Over 3 years	2018 Exposure	2017 Exposure

AAA	4,126	2,905	3,475	10,506	6,850
AA+	–	–	14	14	–
AA	–	41	–	41	–
AA-	1,911	–	–	1,911	755
A+	454	26	–	480	324
A	334	–	–	334	285
BBB+	3	–	–	3	–

Total	$ 6,828	$ 2,972	$ 3,489	$ 13,289	$ 8,214

Derivatives expose us to the risk that the counterparty will not repay us in accordance with contractual terms. Our potential derivative credit exposure is represented by the replacement cost of contracts that have a positive fair value. For a more in-depth discussion on the use of derivative instruments, refer to the section on derivative instruments (see page 97).

All swaps are transacted with high credit quality financial institutions. We operate a collateral program to mitigate credit exposure related to swaps used to hedge risk within our funding program. As market rates move between the settlement date and maturity date of the swap, the financial instrument attains value such that to terminate the swap early, one counterparty would need to make a payment to the other to compensate for the movement in rates. In order to mitigate the credit risk, we enter into collateral agreements with financial institutions with whom we undertake swap transactions. Under the terms of the swap agreements, when the credit exposure surpasses an agreed upon threshold, collateral in the form of government securities is posted with an independent third party by our swap counterparty. At the end of 2018, there was no collateral posted by our counterparties to mitigate credit risk associated with swap agreements.

The following table provides a breakdown, by credit rating and term to maturity, of our derivative credit exposure and how it is offset against exposure netting amounts and collateral held. Exposure netting amounts represent derivative contracts where there is an agreement with the counterparty (netting agreement) that allows us to offset the counterparty’s derivative credit exposure to us against our credit exposure to that same counterparty. After applying both exposure netting and collateral held, our net exposure is $12 million (2017 – $28 million).

EDC 2018 ANNUAL REPORT | MANAGEMENT’S DISCUSSION AND ANALYSIS 87

(in millions of Canadian dollars)

	Remaining term to maturity
	Under 1	1 to	Over 3	Gross	Exposure	2018 Net	2017 Net
Credit rating	year	3 years	years	exposure	netting *	exposure	exposure
AA-	34	34	100	168	(167)	1	5
A+	18	10	49	77	(70)	7	6
A	5	–	4	9	(5)	4	9
A-	–	2	–	2	(2)	–	8
Total	$ 57	$ 46	$ 153	$ 256	$ (244)	$ 12	$ 28

* As a result of netting agreements.

Credit risk for marketable securities and derivative instruments is reported on a quarterly basis to the Asset Liability Management Committee and to the Risk Management Committee of the Board.

Capital Management

Our capital management framework ensures that we are appropriately capitalized and that our capital position is identified, measured, managed and regularly reported to the Board. Our capital is first and foremost available to support Canadian exporters and investors for the benefit of Canada. Being appropriately capitalized has allowed us to fulfill our mandate and sustain continued risk capacity for Canadian exporters and investors.

We have a capital management framework in place which follows the Internal Capital Adequacy Assessment Process (ICAAP). Under ICAAP, EDC targets a level of capitalization sufficient to cover potential losses consistent with a rating standard of AA. This solvency standard aligns with that of leading financial institutions and with the key principles of financial self-sufficiency.

as at December 31 (in millions of Canadian dollars)	2018	2017
Demand for capital
Credit risk	3,024	2,825
Market risk	907	930
Operation risk	227	246
Strategic risk	416	400
Pension plan risk	520	492
Strategic initiatives	200	300
Total demand for capital	$ 5,294	$ 5,193
Supply of capital	$ 10,345	$ 10,040
EDC implied solvency rating	AAA	AAA

We assess capital adequacy by comparing the supply of capital to the demand for capital. Demand for capital, which is calculated by a model that estimates the capital required to cover the extreme value of potential losses, includes credit, market, operational, pension plan and business/strategic risk. The supply of capital is determined by our financial statements and consists of paid-in share capital and retained earnings.

We measure and report changes to capital supply, capital demand and its implied solvency rating to executive management monthly. These capital measures are reported regularly to the Board together with forward looking stress tests which model the potential impact on capital of portfolio migration and other key risk events.

We strive to ensure that our risk and capital management policies are aligned with industry standards and are appropriately sophisticated relative to our risk profile and business operations.

88 MANAGEMENT’S DISCUSSION AND ANALYSIS | EDC 2018 ANNUAL REPORT

Investor Relations

Treasury issues debt securities and manages EDC’s liquidity while mitigating operational, financial and reputational risks.

Funding

In 2018, EDC borrowed USD 10 billion and issued in a variety of strategic markets.

EDC was active in the Sterling market and reopened a four-year fixed rate bond increasing it by 100 million to bring the total to 350 million Great British pounds. We issued a five-and-a-half-year fixed rate bond for 250 million and later tapped the bond by an additional 100 million to bring the total to 350 million Great British pounds. In response to investor demand, we issued two floating rate notes denominated in Great British pounds which included a five-year 750 million bond as well as a three-year 500 million bond.

The USD Global Benchmark market is an important part of EDC’s funding programme and we issued a USD 1.25 billion five-year Global benchmark bond and a second USD 1 billion five-year Global benchmark bond in 2018.

Fiscal 2018 Total Funding USD 10 billion

We maintained our presence in the Australian bond market and reopened an existing five-year benchmark bond, increasing it by 325 million and a second time for another 125 million to bring the total to AUD 1 billion. As well, EDC issued a new 400 million Australian dollar five-year benchmark bond.

EDC also maintained a presence in the New Zealand bond market with the successful launch of a five-year fixed rate 350 million bond in New Zealand dollars.

EDC had an active year issuing Chinese Yuan-denominated bonds with the sale of five bonds in 2018 which included: a one-year 450 million Yuan fixed rate note with a coupon of 4.18 per cent; a one-year 300 million Yuan fixed rate bond with a coupon of 3.45 per cent; a one year 200 million Yuan fixed rate note with a coupon of 3.80 per cent; a two-year 220 million Yuan transaction with a coupon of 4.0 per cent and a two-year 313 million Yuan fixed rate note with a coupon of 4.25 per cent.

EDC also responded to investor needs for private placement transactions denominated in a variety of currencies.

Credit Credentials

An agent of Her Majesty in right of Canada and carrying the full faith and credit of the Government of Canada, EDC is AAA/Aaa rated. We service our debt from our own resources and our borrowings are the Government of Canada’s full obligations, payable from the Consolidated Revenue Fund (the government’s primary account) ensuring timeliness of payment.

Off Balance Sheet Arrangements

In the normal course of business, we engage in a variety of transactions with structured entities (SEs). SEs are generally created for a single purpose, have a limited lifespan and are used for risk management, legal or taxation reasons to hold specific assets for their benefactors. These transactions are generally undertaken for risk, capital and funding management purposes that benefit our customers. In accordance with IFRS, those SEs where we are not exposed or do not have rights to variable returns from our involvement with the SE and do not have decision-making power to affect the returns of the SE, have not been consolidated on our statement of financial position.

In certain financing transactions, SEs are used to securitize assets and are typically highly debt-leveraged and, in certain circumstances, equity guarantees may also be used. EDC may also use SEs to hold assets that have been foreclosed upon and cannot be held directly for legal or taxation reasons, typically for foreclosed assets in foreign countries. Refer to Note 25 for further details.

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Financial Instruments

Given the nature of our business, our assets and liabilities are substantially composed of financial instruments. Financial instrument assets include cash resources, securities, investments, loans receivable and recoverable insurance claims, while financial instrument liabilities include accounts payable, loans payable and loan guarantees.

In accordance with IFRS, the majority of our financial instruments are recognized in the statement of financial position at their fair value. These financial instruments include marketable securities, investments, derivative instruments, loans payable designated at fair value through profit or loss and recoverable insurance claims. Note 2 of the consolidated financial statements outlines the accounting treatment for our financial instruments, while Note 22 provides details of how their fair values are determined.

Derivative Instruments

We may also use a variety of derivative instruments to manage interest rate risk, foreign exchange risk and credit risk. Derivative instruments used include interest rate swaps, cross currency interest rate swaps, foreign exchange swaps and foreign exchange forwards.

We do not use derivatives for speculative purposes. These derivatives are only contracted in accordance with policies established in the Global Risk Management Group (GRM Group) and approved by our Board of Directors. Both our internal policies and guidelines and those set by the Minister of Finance limit our use of derivatives. Derivative counterparty credit risk is managed by contracting only with creditworthy counterparties, and in certain cases entering into collateral agreements with those counterparties. For further discussion on our risk management framework, refer to the Risk Management discussion on the following pages.

Risk Management Overview

Striking the right balance between risk and reward in pursuit of growth

As Canada’s export credit agency, EDC is in the business of taking risk. It is through the assumption of risk that EDC delivers on its mandate and generates value. Our global business activities expose us to a wide variety of risks – financial, operational and strategic – across a diverse economic and political landscape. As we seize new business opportunities, we must be vigilant in our efforts to identify and anticipate risks and manage them in a prudent manner. By doing so, we will safeguard our ability to achieve our business objectives and remain sustainable and relevant in the years to come.

We have established a foundational Enterprise Risk Management (ERM) practice and we are in the midst of making significant investments in our risk management activities. We have adopted a plan to enhance our practice to ensure comprehensive, enterprise-wide risk management. We refer to this as our ERM Transformation program. This plan has been augmented by guidance provided by the Office of the Superintendent of Financial Institutions, the Office of the Auditor General and industry leaders.

The ERM transformation program is not about taking more or less risk but developing a governance system that enables us to manage the risks we do choose to take. This effort involves, among other things, elevating risk awareness, understanding and foresight throughout the organization. By better managing risk, we can serve more exporters and investors and in so doing, play a more significant role in Canada’s trade ecosystem.

The ERM transformation emphasizes a strong risk culture of oversight and clear direction, ownership and accountability, and the requirement for robust monitoring and reporting. It is an enterprise-wide project touching all areas of our business. Key elements include: governance in accordance with a three-lines-of-defence model (3LD) (an industry best-practice approach to risk governance), articulation and operationalization of EDC’s risk appetite; enhanced discipline around risk management processes; and integration of new financial and operational risk policies.

Our Board of Directors and management team are actively engaged to ensure that the ERM transformation program is effectively implemented at all levels of the corporation. This multi-year transformation began in 2012 with the development of a concept for an ERM Framework that outlines the inherent risks that EDC faces in the course of its business and presents an overarching governance structure for effectively managing risk across the entire organization. We have also developed a Risk Appetite

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Statement that articulates our desired attitudes and behaviours (“tone from the top”) toward taking risk and seizing opportunities. The most recent version of the Risk Appetite Statement was approved by the Board of Directors in May 2018.

In accordance with our ERM Framework, steady progress continues to be made with respect to adoption of the 3LD model. Implementation of the 3LD model will ensure that we continue to manage our business according to the evolving standards of Canadian financial institutions and that appropriate checks and balances are in place as we take on risk in order to deliver solutions for our customers.

Throughout 2018, we focused our attention on the redesign of the Chief Risk Officer’s Group to ensure that appropriate structure and capabilities are in place to support enterprise-wide roll out of 3LD governance. The group has been renamed the Global Risk Management Group (GRM Group) to better reflect the all-encompassing nature of its mandate relative to risk management at EDC.

In keeping with industry practice, we first developed a GRM Charter. This document outlines the responsibilities of the GRM Group, and denotes its enterprise-wide authority, independence and unfettered access to the Board and the Board Risk Management Committee.

Next, we undertook a structural redesign of the GRM function. This was essential to align with the GRM Charter and will enable risk ownership in the first line, ensure independent oversight and effective challenge by the second line and support the successful operationalization of other ERM-related enterprise-wide policies and practices. The group’s new structure is anchored on four pillars (Risk Management Office, Risk Quantification, Compliance and Ethics and Enterprise Risk Management), with each pillar led by a dedicated Vice-President. A multi-year implementation plan is underway to achieve the future state.

As the ERM transformation program continues to move from planning to implementation, EDC will realize the benefits of having increased clarity around risk and decision-making. This, in turn, will help us deliver risk appropriate solutions for exporters in a more efficient and predictable manner.

Risk Governance, Oversight and Design

Our evolving risk governance structure emphasizes and balances strong central oversight and control of risk with clear accountability for, and ownership of, risk within the “front lines”. The Three Lines of Defence (3LD) risk governance model ensures a balance between three distinct organizational functions, or “lines of defence”:

•	1st Line of Defence: Employees on the front line who take, own and manage risk on a day-to-day basis.

•

2nd Line of Defence: The risk and compliance functions that provide independent oversight of and effective challenge to the first-line’s risk management activities by ensuring that: the organization’s governance structure is appropriate, the right checks and balances are in place, and the proper tools are available.

•	3rd Line of Defence: The internal audit function, which provides independent assurance on the effectiveness of risk management policies, processes and practices to senior management and the Board.

This structure supports the cascade of EDC’s Risk Appetite throughout the organization and provides forums for risks to be appropriately considered, discussed, debated and factored into business decisions at all levels and across all functions.

BOARD AND ITS COMMITTEES

Board of Directors

The Board of Directors is ultimately responsible for Risk Governance by setting the cultural tone, approving EDC’s Risk Appetite Statement and ERM Framework, and maintaining oversight as to the efficacy of the ERM program. In addition, it has responsibility to ensure that EDC’s incentive, reward and performance management and evaluation systems are aligned and in place, with due emphasis on risk, compliance and controls. The Board operates six(1) formal committees to oversee and provide guidance and direction. This committee structure helps to ensure that risks are adequately considered, discussed, debated and factored into business decisions.

(1)	For further details on Board Committees, please refer to page 64 of this Annual Report.

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Risk Management Committee of the Board

This committee assists the Board in fulfilling its oversight responsibilities with respect to the prudent management of our capital structure, including the management of the credit, market and other enterprise risks of EDC.

Audit Committee of the Board

The Audit Committee assists the Board in fulfilling its oversight responsibilities with respect to our standards of integrity and behaviour, financial reporting and internal control systems.

MANAGEMENT AND ITS KEY RISK COMMITTEES

Executive Management Team

The Executive Management team, led by the President and CEO and including the executives reporting directly to the President and CEO, is ultimately accountable for managing enterprise risk within the Board-approved Risk Appetite, approving policies and procedures and overseeing execution of risk management activities. The Executive Management team has primary responsibility for the management of EDC’s risks, standards of integrity and behaviour, financial reporting and internal control systems.

The Executive Management team participates in various senior management committees. Six of these are described below.

Management Risk Management Committee

This committee has responsibility to make risk decisions, provide guidance on risk issues, undertake risk governance and to ensure that appropriate capital and risk management policies are in place.

Asset Liability Management Committee

The Asset Liability Management Committee acts as authority for recommending market risk policies to the Board for approval and ensuring that policies are supported by appropriate procedures and practices for the measurement, management and reporting of market risk. In addition, the committee provides endorsement as to the acceptability of EDC’s asset/liability management strategy, ensures that market risk positions are managed within policy limits, and addresses such risk practices as diversification requirements and reporting and monitoring of compliance with guidelines.

Investment Committee

The Investment Committee reviews and endorses the acceptability of transactions to be made under EDC’s Investments program, and recommends transactions to the appropriate level of authority. It also makes recommendations regarding the program’s strategy to the Executive and the Board of Directors and monitors program-level performance.

Business Review Committee

The Business Review Committee provides a forum to achieve Executive alignment on non-transactional topics of a strategic nature. Topics brought forward will likely be precedent setting and may involve innovative ideas around EDC’s business direction.

Management Pension Committee

This committee oversees operations and performs high-level decision-making functions with respect to the pension plans and the related pension funds including recommendations to the Human Resources Committee of the Board.

Strategy Execution Committee

This committee is responsible for the oversight and decision making of enterprise-wide strategic initiatives, including designated business transformation programs. The Strategy Execution Committee is responsible for ensuring that programs and resources are prioritized, coordinated and executed in a manner that aligns with EDC’s business strategy and policies.

The ERM transformation program includes a review of senior management committees. As we restructure and adopt the

3LD model, the structure of our risk committees will evolve and be revised accordingly.

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KEY RISK MANAGEMENT GROUPS

Global Risk Management Group

The Global Risk Management Group provides independent oversight of and effective challenge to the management of risks inherent in EDC’s activities, including the establishment of EDC’s enterprise risk management policies and framework to manage risk in alignment with EDC’s risk appetite and business strategies. The GRM Group is responsible for identifying, measuring, monitoring, assessing, and reporting on risk factors facing EDC, and ensuring that risk considerations are taken into account and align with EDC’s risk tolerance in all areas and processes at EDC. The GRM Group is headed by the SVP, Global Risk Management and Chief Risk Officer, who works closely with both the President and Chief Executive Officer, the Board of Directors and other members of Senior Management to set the ‘tone at the top’ and establish a risk aware culture across EDC.

Finance

Responsible for financial planning, accounting, financial reporting and cash management, Finance ensures that appropriate controls exist to ensure effective cash management and delivery of complete and accurate financial reporting.

Internal Audit

As the third line of defence, Internal Audit (IA) is responsible to provide independent and objective assurance and advisory services designed to add value and help EDC achieve its business objectives pertaining to operations, reporting, and compliance with laws and regulations. IA does this by bringing a systematic and disciplined approach to evaluating and improving internal controls, risk management, and governance processes. Although IA’s mandate includes the provision of advisory services to management, these services will be ancillary to the assurance services it provides to the Audit Committee of the Board of Directors. Our Chief Internal Auditor (CIA) reports to the Chair of the Audit Committee of the Board of Directors, and has a dotted line reporting relationship with EDC’s President & CEO.

IA governs itself by adhering to The Institute of Internal Auditors’ (IIA) mandatory guidance, including the Core Principles for the Professional Practice of Internal Auditing, the Definition of Internal Auditing, the IIA Code of Ethics and the International Standards for the Professional Practice of Internal Auditing (IIA Standards). This guidance constitutes principles of the fundamental requirements for the professional practice of internal auditing and for evaluating the effectiveness of internal audit’s performance.

Front Line Units

Front Line Units includes business units and other functions within the first line of defence who take, own and manage risk on a day-to-day basis. These functions are responsible for identifying, assessing, mitigating, assuming, controlling and reporting on risk in accordance with established enterprise risk appetite, policies, culture and strategic goals.

Risk Modules

EDC’s Risk Management Framework breaks risk down into three broad Risk Modules, expressing EDC’s risk appetite and tolerance: Financial Risk, Operational Risk and Strategic Risk. As a financial institution, financial risk is naturally front and centre and, as a result, the majority of this report covers this area.

FINANCIAL RISK MANAGEMENT

Portfolio Risk Profile

While EDC follows leading risk management practices, we generally assume more risk than a typical financial institution due to our mandate. We take on larger single counterparty exposures and larger concentration exposures by sector than other financial institutions, most notably in the transportation and extractive sectors which lead Canadian exports.

Despite a portfolio distribution that is almost equally segmented between investment grade and non-investment grade borrowers in 2018, the vast majority of EDC’s risk profile, as determined by capital demand for credit risk, emanates from the non-investment grade space. Although only 52% of EDC’s loan portfolio is non-investment grade, 93% of capital demand is attributable to this category of obligor.

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Credit Risk Management

Credit risk is the risk of loss incurred if a counterparty fails to meet its financial commitments. We are exposed to credit risk under our loans and insurance programs and treasury activities.

We manage credit risk in the organization through policy requirements, established authorities and limits, mitigation activities and reporting. Our credit risk policies set out our requirements on credit granting, concentration, counterparty and country limits, risk rating, exposure measurement, monitoring and review, portfolio management and risk transfer, as well as management and Board reporting.

Credit Granting

We deliver our products and services through sector-based business teams grouped under our insurance or financing programs. The business teams are responsible for the proper due diligence associated with each credit commitment. Every credit commitment requires recommendation and approval. Credit commitments in excess of certain thresholds also require independent endorsement or co-authorization by the Global Risk Management Group or the Management Risk Management Committee. The purpose of endorsement or co-authorization is to ensure that all relevant, tangible risks in the proposed credit commitment have been identified, assessed and mitigated where possible. The credit rating of a transaction and/or the dollar amount of exposure at risk determines whether involvement is required by the GRM Group or the Management Risk Management Committee. All transactions above U.S. $300 million require authorization by the Board. However, this threshold can be reduced to as low as U.S. $200 million for transactions with lower credit quality.

Our approval responsibilities are governed by delegated authorities. The Board delegates specific transactional approval authorities to the CEO. Onward delegation of authority by the CEO to business units is controlled to ensure decision-making authorities are restricted to those individuals with the necessary experience levels. The criteria whereby these authorities may be further delegated throughout the organization, as well as the requirements relating to documentation, communication and monitoring of delegated authorities, are set out in corporate policies and standards.

We bear additional counterparty risk through our treasury liquidity and derivative portfolios. Treasury counterparties must be recommended by the Market and Liquidity Risk team and approved by the GRM Group. The recommender and approver must both have the appropriate delegated authority. All treasury credit exposures are measured on a fair value basis and compliance with policy and operational limits is measured daily. In addition, we have policies and procedures in place to limit and to manage the credit risk associated with these financial instruments and to define collateral requirements for treasury counterparties.

We also bear counterparty risk through our insurance portfolio under a reinsurance structure, where we are exposed to the credit risk of the reinsurer. To help mitigate this risk, our placement of reinsurance is diversified such that it is not dependent on a single reinsurer. Reinsurance counterparty exposure is managed under our reinsurance counterparty management procedures and monitored by the Global Risk Management Group.

Concentration Limits

To ensure diversification of risks within our credit commitments, we have established risk limits in place to protect against being overly concentrated to any one country, industry sector or commercial obligor. Our capital base is factored into the determination of limits as well as risk factors associated with the exposure including the obligor rating, country rating, associated collateral and EDC product type. Exposures beyond the risk limits require either Presidential approval within discretionary limits or review by the Risk Management Committee of the Board and approval of the Board.

Risk Ratings

Consistent with the Basel II Advanced Internal Rating-Based approach, credit risk is measured by assigning two distinct ratings. The first one is a risk rating to an obligor that is tied to a probability of default (PD). The PD describes the likelihood of a default of an obligor over a one-year period. The second one is a rating to a transaction in the form of a loss given default (LGD) estimate. The LGD estimates the percentage of dollar exposure which EDC reasonably expects to lose should a default occur on a specific transaction.

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EDC’s internal credit risk rating system measures obligor and transaction risks for the majority of our risk exposure. This risk rating system utilizes a 20 point rating scale to differentiate the PD of obligors and a 7 point rating scale to differentiate the LGD of transactions. While our obligor rating is arrived at independently of external ratings for the obligor, our risk-rating methodology includes a review of those external ratings.

Our Economics team is responsible for establishing, monitoring and approving country risk ratings. Country risk ratings are continually reviewed to take into consideration any changes in the world environment or a specific country.

For treasury related counterparties, EDC’s internal credit rating is assigned as the lower of the highest two external ratings.

Exposure Measurement

To ensure that the level of credit risk is transparent to both management and the Board, our credit exposure measurement guideline requires information reporting and comparison of the aggregated exposures within a portfolio against prescribed limits such as country, industry and obligor. We also report on approved short-term buyer limits under our accounts receivable insurance program.

Monitoring and Review

Our operating practices include ongoing monitoring of credit exposures. Teams are in place to monitor and manage credit exposure within the different product lines which include monitoring of events in the country and industry of the obligor. The business teams are responsible for managing the credit quality and financial performance of our portfolio of commercial loans and guarantees both at the transaction and portfolio levels. This includes undertaking loan reviews, assessing risk ratings and regularly monitoring borrowers and the credit risk environment including research and assessment of financial, operating and industry trends. Our portfolio of credit insurance counterparties is actively monitored by our Risk Assessment and Portfolio Management team. In addition, deteriorating credits are managed by teams that specialize in restructurings, Paris Club reschedulings, claims and recoveries. Management and the Board are frequently apprised on the credit quality of the portfolio through regular reporting including detailed quarterly reporting on the breakdown of the portfolio by risk ratings, impaired obligors, loan write-offs and claims information.

Portfolio Management

The goal of portfolio management is to ensure our ability to pursue mandate related opportunities while taking into consideration the availability of financial resources and limit constraints. Management and the Board are regularly updated on our portfolio of credit exposures through quarterly compliance reporting against concentration limits. We use both primary and secondary portfolio management activities to address imbalances or excess concentrations including, but not limited to, syndication at credit origination, the sale of assets, insurance, reinsurance and hedging using credit derivatives.

We continue to make use of insurance and credit derivatives for risk mitigation purposes targeting large exposures in our loan portfolio. To address credit concentration in our insurance portfolios we engage in various risk transfer activities.

Management and Board Reporting

The GRM Group provides timely and comprehensive risk reporting to management and the Board on major risks being assumed by or facing EDC, enabling appropriate management and oversight. This reporting includes, but is not limited to: a quarterly risk management report; a monthly credit risk policy compliance report; a monthly capital adequacy report and a monthly report detailing our market risk, liquidity and funding, and counterparty credit risk policies. Ad-hoc risk reporting is provided to senior management and the Board as warranted for new or emerging risk issues or significant changes in our level of risk. Significant credit risk issues and action plans are tracked and reported to ensure management accountability and attention are maintained.

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Market Risk Management

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign exchange risk, interest rate risk and other price risk. We are exposed to potential losses as a result of movements in interest and foreign exchange rates.

Through our policies and procedures, we ensure that market risks are identified, measured, managed and regularly reported to management and the Board. Our market risk policies set out our requirements on interest rate and foreign exchange exposure limits, liquidity, investment, debt funding, derivatives and structured notes, management of the credit risk for treasury counterparties and management and Board reporting. The Asset Liability Management Committee, which is chaired by the Chief Financial Officer (alternate Chair is the Chief Risk Officer), oversees and directs the management of market risks inherent within our normal business activities. Risk oversight is provided by the Market and Liquidity Risk team in the Global Risk Management Group.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to potential adverse impacts on the value of financial instruments resulting from differences in the maturities or repricing dates of assets and liabilities both on- and off-balance sheet, as well as from embedded optionality in those assets and liabilities.

Our interest rate risk is managed in accordance with guidelines established by the Department of Finance as well as policies set by the Board. We report interest rate risk on a monthly basis to the Asset Liability Management Committee and quarterly to the Risk Management Committee of the Board.

Management of interest rate risk is enabled through monthly risk position monitoring against limits and reporting. Interest rate risk is measured by simulating the impact of a 100 basis point change on our net financing and investment income.

Interest Rate Sensitivity

The table below presents the sensitivity of the net financing and investment income and net income to a parallel 100 basis point change in interest rates given the outstanding positions as at December 31:

(in millions of Canadian dollars)		2018		2017

	+100 Basis Points	-100 Basis Points	+100 Basis Points	-100 Basis Points

Change in net financing and investment income	(13)	13	11	(11)
Change in net income	304	(296)	242	(247)

Foreign Exchange Risk

Foreign exchange risk is the potential adverse impact on the value of financial instruments resulting from exchange rate movements. We are exposed to foreign exchange rate risk when there is a mismatch between assets and liabilities in any currency.

Our foreign exchange risk is managed in accordance with guidelines established by the Department of Finance as well as policies approved by the Board. We report our foreign exchange risk on a monthly basis to the Asset Liability Management Committee and quarterly to the Risk Management Committee of the Board.

In addition to the guidelines and policies described above, we also have supplemental operational limits and reporting requirements. Management of foreign exchange risk is enabled through monthly risk position monitoring against limits and reporting.

As per our policy, the potential translation loss impact to one month’s net financing and investment income (NFII) as measured by a two standard deviation change in foreign exchange rates is limited to 2.5% of projected 12 month NFII, on a consolidated Canadian dollar equivalent basis.

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As the table below indicates, we were onside our policy as at December 31.

(in millions of Canadian dollars)	2018	2017

Limit	32	32
Position	9	12

The table below presents the sensitivity of net income to changes in the value of the Canadian dollar versus the other currencies to which we were exposed given the outstanding positions as at December 31:

(in millions of Canadian dollars)		2018		2017
	Increases	Decreases	Increases	Decreases
	by 1%	by 1%	by 1%	by 1%

Change in net income	(2)	2	(2)	2

Derivative Instruments

We use a variety of derivative instruments to manage costs, returns and levels of financial risk associated with funding, investment and risk management activities. The principal purpose for which we use derivative instruments is to hedge against foreign exchange and interest rate risk. Our use of derivative instruments may include, but is not restricted to, currency and interest rate swaps, foreign exchange swaps, forwards and options. We do not use derivative instruments for speculative purposes.

We do not engage in the use of derivative instruments whose value and financial risks cannot be measured, monitored and managed on a timely basis. The Market and Liquidity Risk team formally reviews our derivative instrument transactions at time of inception, and on an ongoing basis to provide an independent verification on the valuation of transaction structures and of associated financial risks.

Derivative instruments are used to hedge risks by matching various exposures. For example, we may balance the proportion of fixed to floating assets in our portfolio using interest rate swaps in order to mitigate interest rate risk.

The following table indicates the fair value of our derivative instruments based upon maturity:

As at December 31 (in millions of Canadian dollars)	Positive	Negative	2018 Net	Positive	Negative	2017 Net

Less than 1 year	57	(673)	(616)	87	(793)	(706)
1 – 3 years	46	(628)	(582)	81	(604)	(523)
Over 3 – 5 years	56	(422)	(366)	39	(212)	(173)
Over 5 years	97	(248)	(151)	108	(81)	27

Gross fair value of contracts	$ 256	$ (1,971)	$ (1,715)	$ 315	$ (1,690)	$ (1,375)

Liquidity Risk Management

Liquidity risk is the risk that we would be unable to honour daily cash outflow commitments or the risk that we would have to obtain funds rapidly, possibly at an excessively high premium during severe market conditions. Liquidity risk arises from two sources: mismatched cash flows related to assets and liabilities and liquidity risk due to the inability to sell marketable securities in a timely and cost effective manner.

Our Treasury department is responsible for our liquidity management and the Market and Liquidity Risk team is responsible for monitoring compliance with our policies and procedures. Pursuant to our risk management policies, we must maintain sufficient liquidity to meet a prescribed minimum level, based on forecasted cash requirements. In 2018, the liquidity policy increased the period required to be covered from a minimum of two weeks to a minimum of one month.

Within the overall policy framework, we manage our liquidity risk both within the overall policy limits and also within supplemental limits. The Market and Liquidity Risk team measures our position on a daily basis and provides a monthly report to senior management on our actual liquidity position against this minimum limit, as well as a quarterly report to the Risk Management Committee of the Board.

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We maintain liquidity through a variety of methods:

•

Cash and Marketable Securities: We hold cash and marketable securities to ensure that sufficient liquidity is available if required to meet forecasted cash requirements. During 2018, the average balance of cash and marketable securities was $13,033 million.

•

Access to Commercial Paper Markets: In the course of our normal activities, our commercial paper programs provide us with the necessary liquidity to meet our cash requirements on a daily basis. During 2018, the average balance of commercial paper was $9,716 million.

Investment Risk

The Investment Policy defines the marketable securities investments that we may undertake in the market place by instrument type. The investment of corporate cash holdings is governed by Section 10(1.1)(h) of the Export Development Act (the “Act”), Section 128 of the Financial Administration Act, and the Corporation’s Investment Authorities approved by the Minister of Finance.

Debt Funding

The Export Development Act places limitations on our borrowings. The Act allows us to borrow and have outstanding borrowings up to a maximum of 15 times the aggregate of (a) our current paid-in capital and (b) our retained earnings determined in accordance with the previous year’s audited financial statements.

The Minister of Finance, pursuant to the requirements of the Financial Administration Act, annually approves the borrowings of EDC. The Debt Funding Policy is monitored on a monthly basis and reported to management and the Board on a quarterly basis.

OPERATIONAL RISK MANAGEMENT

Operational risk is the risk of loss or harm resulting from inadequate or failed internal processes, people and systems, or from external events.

We divide operational risk into five broad categories:

•	People: attracting, retaining, developing and deploying people with the necessary skill-sets and behaviours and ensuring an appropriate corporate culture.

•	Innovation and Transformation: assuring capacity to innovate and evolve.

•	Information Management and Technology: managing information and technology to enable and conduct business.

•	Governance, Legal and Compliance: operating responsibly, protecting EDC’s rights and interests, and ensuring compliance.

•	Security and Protection: protecting EDC’s people and assets and ensuring business continuity.

Exposure to operational risk could affect EDC’s ability to meet objectives and execute on our Corporate Plan by way of lost opportunity, business interruption and/or damage to our reputation.

EDC has policies addressing specific operational risks. Pursuant to the ERM Transformation program, we have identified the need to both develop additional policies and to revise others. This is being done in part to ensure adherence to sound practice, and in part to embed the 3LD governance structure into all of our processes and activities.

EDC has identified a list of key operational risks inherent to our business, including change management, information security, financial crime and internal and external fraud. We have assessed and continue to assess our exposure to these risks. This is done through a number of means including the biennial employee engagement survey and the annual ERM Survey. The employee engagement survey provides us with a mechanism to gather employee input on conditions that enable or inhibit key drivers of performance and the results serve to drive action plans in order to build on our strengths and support corporate values. The annual ERM survey allows us to analyze all risks to which EDC is exposed and facilitates the escalation of concerns to Executive Management and the Board, and consideration of mitigating action, as appropriate.

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We also maintain a practical and disciplined approach to acquiring appropriate insurance coverage. Further, we deploy certain governance frameworks and conventions such as our Business Continuity Plan.

Finally, Internal Audit’s independent review provides additional assurance that operational risks are appropriately managed.

STRATEGIC RISK MANAGEMENT

We define strategic risk as the risk of loss or harm arising from pursuit of an inappropriate strategy, poor execution of strategy and/or failure to respond well to changes in the external environment.

We divide strategic risk into two categories:

•	External Environment: systematically identifying and assessing external risks and opportunities.

•	Planning: formulating, communicating, executing and evaluating corporate direction and objectives.

EDC is diligent in attuning itself to the external environment through the work of specialized groups such as our Economic and Political Intelligence Centre, Corporate Research Department, and our Corporate Strategy Team. As well, the annual customer survey that drives our net promoter score and our proactive business development practice affords us critical insights into customer needs. The insight gained from these surveillance activities is incorporated into our strategic and operational planning exercises.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

A summary of our significant accounting policies can be found in Note 2 of our 2018 consolidated financial statements. Judgment is required in the selection of accounting policies and their application requires the use of estimates and assumptions to arrive at the reported carrying values of our assets and liabilities. We have established procedures to ensure that accounting policies are applied consistently and that the process for making changes to methodologies and assumptions is well controlled and occurs in an appropriate and systematic manner. Areas where significant estimates are used include the allowance for credit losses; assets held for sale; recoverable insurance claims; premium and claims liabilities; retirement benefit obligations; and the fair value of financial instruments. Management exercises judgment in the allowance for credit losses; premium and claims liabilities; the fair value of financial instruments; structured entities and retirement benefit obligations. For details on our use of estimates and key judgments refer to page 120 of this annual report.

Change in Accounting Standards

In 2018, we adopted the impairment requirements of IFRS 9 – Financial Instruments, amendments to IFRS 7 – Financial Instruments: Disclosures, IFRS 15 – Revenue from Contracts with Customers, and IFRIC 22 – Foreign Currency Transactions and Advance Consideration, effective as of January 1, 2018 as issued by the International Accounting Standards Board (IASB). These amendments are discussed in Note 2 of our 2018 consolidated financial statements.

IFRS 16 – Leases

In January 2016, the IASB released the new Leases standard requiring lessees to recognize assets and liabilities for the rights and obligations created by leases. On transition we will apply the practical expedient not to reassess whether all existing contracts are, or contain, a lease at the date of initial application, and to apply this Standard to contracts that were previously identified as leases under IAS 17 – Leases, and IFRIC 4 – Determining whether an Arrangement contains a Lease. We have also chosen not to restate comparative figures on transition, as permitted by the Standard, and will recognize a measurement difference through an adjustment to opening retained earnings. We do not expect this adjustment to be material.

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IFRS 17 – Insurance Contracts

In May 2017, the IASB issued IFRS 17 which establishes recognition, measurement, presentation, and disclosure requirements of insurance contracts. The standard requires entities to measure the contract liabilities using their current fulfillment cash flows and revenue to be recognized using one of three methods. In November 2018, the IASB provisionally decided to defer the IFRS 17 effective date by one year resulting in the standard being effective for reporting periods beginning on or after January 1, 2022. We continue to assess the impact of this standard on our consolidated financial statements.

IAS 19 – Employment Benefits

In February 2018, the IASB issued amendments to this standard requiring current service cost and net interest to be determined using the assumptions used for the remeasurement if a plan amendment, curtailment or settlement occurs. Amendments also require the effect of a plan amendment, curtailment or settlement on the requirements regarding the asset ceiling be clarified. The amendments are effective for reporting periods beginning on or after January 1, 2019. EDC does not anticipate any plan amendment, curtailment or settlement in the foreseeable future. If such an event were to occur in the future, it would have an impact on the consolidated financial statements.

IAS 1 – Presentation of Financial Statements and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors

In October 2018, the IASB issued amendments to IAS 1 and IAS 8 regarding the definition of materiality. The amendments clarify the definition of material, explain how the definition should be applied and improve the explanations accompanying the definition. The amendments also ensure that the definition is consistent across all IFRS standards. The amendments are effective for annual periods beginning on or after January 1, 2020 with early application permitted. We do not anticipate that the clarification to the definition of materiality will result in any changes to the consolidated financial statements.

Non-IFRS Performance Measures

We use a number of financial measures to assess our performance. Some of these measures are not calculated in accordance with IFRS, and do not have standardized meanings under IFRS that would ensure consistency and comparability between companies using these measures. The following non-IFRS performance measures are referenced in this report:

Productivity Ratio (PR)

Management uses PR as a measure of EDC’s efficiency. This ratio represents administrative expenses expressed as a percentage of net revenue excluding unrealized gains and losses as well as the impact due to fluctuations in the exchange rate from the rate projected in the Corporate Plan. As pension costs can fluctuate from year to year based on assumptions used to value the pension liability, the productivity ratio is calculated based on the pension assumptions in the Corporate Plan, with the intent of absorbing any changes in the following year.

100 MANAGEMENT’S DISCUSSION AND ANALYSIS | EDC 2018 ANNUAL REPORT

Capital Adequacy

Capital adequacy is a measurement of the amount of capital required to cover the credit, market, operational, pension and business/strategic risks we have undertaken compared to the existing capital base. See the “Capital Management” section for details on the definition and calculation of capital adequacy.

Claims Ratio

The claims ratio expresses net claims incurred as a percentage of net written premium. Net claims incurred include claims paid net of estimated recoveries and changes in actuarial liabilities. This ratio, as shown below, only includes credit insurance activities.

Reinsurance ceded reflects various partnerships we have with private insurers and reinsurers in offering and managing insurance capacity.

Net claims incurred includes a decrease in actuarial liabilities of $47 million (2017 – $17 million increase) partially offset by claims paid net of recoveries and estimated recoveries of $32 million (2017 – $153 million).

The decrease in the claims ratio is mainly due to the decrease in claims paid in 2018 as well as the decrease in actuarial liabilities as a result of an update to the expense assumption used in the calculation of the allowance for claims on insurance.

(in millions of Canadian dollars)	2018	2017

Premiums earned	111	109
Reinsurance ceded	(9)	(6)

Net written premium	$102	$ 103

Net claims incurred	$ (15)	$ 170

Claims ratio	(15)%	165%

EDC manages its loss experience using a 7-year claims ratio for the credit insurance product group. In 2018, the ratio was 71% (2017 – 69%), exceeding our established target of 50% due to insolvency claims paid in the second half of 2017 related to buyers in the U.S. retail sector.

EDC 2018 ANNUAL REPORT | MANAGEMENT’S DISCUSSION AND ANALYSIS 101

SUPPLEMENTAL INFORMATION

Table 1: Loan Interest Yield

(in millions of Canadian dollars)	2018	2017	2016	2015	2014

Gross loans receivable:

Average performing floating rate	38,679	39,771	42,031	36,951	29,696

Average performing fixed rate	13,492	12,560	11,309	10,468	8,897

Total average performing gross loans receivable	52,171	52,331	53,340	47,419	38,593

Average carrying value on impaired loans	425	423	485	267	239

Total average income earning loan assets	$ 52,596	$ 52,754	$ 53,825	$ 47,686	$ 38,832

Loan revenue:

Performing floating rate interest	1,524	1,259	1,114	840	663

Performing fixed rate interest	473	453	417	420	394

Other loan revenue	210	203	189	215	182

Loan revenue	$ 2,207	$ 1,915	$ 1,720	$ 1,475	$ 1,239

Yields - performing loans:

Performing floating rate coupon(1)	3.94%	3.17%	2.65%	2.27%	2.23%

Performing fixed rate coupon(1)	3.51%	3.61%	3.69%	4.01%	4.43%

Total performing loan coupon yield(1)	3.83%	3.27%	2.87%	2.66%	2.74%

Total loan effective yield(2)	4.20%	3.63%	3.20%	3.09%	3.19%

(1) Excludes fee increments.

(2) Includes fee increments.

Table 2: Net Finance Margin
(in millions of Canadian dollars)	2018	2017	2016	2015	2014

Average performing loans receivable	52,171	52,331	53,340	47,419	38,593

Average carrying value on impaired loans	425	423	485	267	239

Average finance lease assets – aircraft	3	–	10	66	70

Average operating lease assets	–	–	–	–	349

Average marketable securities balance	12,857	6,850	6,693	6,311	5,047

Average investment portfolio balance	1,259	1,069	903	787	599

Total average income earning assets	$ 66,715	$ 60,673	$ 61,431	$ 54,850	$ 44,897

Financing and investment revenue:

Loan	2,207	1,915	1,720	1,475	1,239

Finance lease	–	–	1	5	5

Operating lease	–	–	–	–	50

Marketable securities	257	93	73	60	45

Investments	9	9	9	8	6

Total financing and investment revenue	2,473	2,017	1,803	1,548	1,345

Interest expense	1,219	715	450	183	70

Leasing and financing related expenses	33	45	37	28	48

Net financing and investment income	$ 1,221	$ 1,257	$ 1,316	$ 1,337	$ 1,227

Net finance margin	1.83%	2.07%	2.14%	2.44%	2.73%

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Table 3: Insurance Premiums and Guarantee Fees

(in millions of Canadian dollars)	2018	2017	2016	2015	2014

Credit insurance product group:
Credit insurance business facilitated	58,555	55,827	55,724	60,175	56,020
Premiums and fees earned prior to ceding reinsurance	114	112	108	110	105

Average credit insurance premium rate	0.19%	0.20%	0.19%	0.18%	0.19%

Financial institutions insurance product group:
Financial institutions insurance business facilitated	4,259	8,205	7,421	7,666	11,415
Premiums and fees earned prior to ceding reinsurance	14	18	21	19	25

Average financial institutions insurance premium rate	0.33%	0.22%	0.28%	0.25%	0.22%

Contract insurance and bonding product group:
Contract insurance and bonding average exposure	8,900	8,113	7,982	8,728	8,219
Premiums and fees earned	76	67	62	55	52

Average contract insurance and bonding premium rate	0.86%	0.83%	0.78%	0.63%	0.63%

Political risk insurance product group:
Political risk insurance average exposure	897	1,154	1,328	1,610	1,676
Premiums and fees earned	10	10	9	18	20

Average political risk insurance premium rate	1.08%	0.84%	0.71%	1.12%	1.19%

Loan guarantees:
Loan guarantees average exposure	2,832	2,565	2,395	2,148	2,068
Loan guarantee fees earned	48	43	40	41	36

Average loan guarantee fee rate	1.69%	1.68%	1.67%	1.91%	1.74%

Table 4: Provision for (Reversal of) Credit Losses
(in millions of Canadian dollars)	2018 *	2017	2016	2015	2014

Provision for (reversal of) credit losses on:
Loans	(18)	(90)	(4)	381	(15)
Loan commitments	10	(61)	(30)	61	(6)
Loan guarantees	(3)	32	3	(5)	(18)

Total provision for (reversal of) credit losses	$(11)	$(119)	$(31)	$437	$(39)
* Current year amounts have been prepared in accordance with IFRS 9. Prior year amounts have not been restated and are prepared in accordance with IAS 39.

EDC 2018 ANNUAL REPORT | MANAGEMENT’S DISCUSSION AND ANALYSIS 103

Table 5: Concentration of Exposure by Geographical Market

	Financing portfolio		Insurance portfolio
(in millions of Canadian dollars)	Financing assets(1)	Commitments and guarantees(2)	Credit insurance	Financial institutions insurance	Contract insurance and bonding		Political risk insurance(3)	Reinsurance ceded	Marketable securities and derivative instruments(4)	2018 Exposure
Country										$	%

United States	9,996	9,015	5,720	115	35		–	–	10,259	35,140	29
Canada	5,882	7,497	284	200	9,795	(5)(6)	–	–	1,409	25,067	20
United Kingdom	4,734	2,098	367	–	1		–	–	169	7,369	6
India	4,382	490	232	16	2		7	–	–	5,129	4
Australia	3,232	712	205	2	–		–	–	775	4,926	4
Mexico	2,458	1,966	373	–	–		111	–	3	4,911	4
Chile	3,143	704	57	77	1		21	–	–	4,003	3
China	1,540	880	592	74	5		290	–	–	3,381	3
Brazil	1,615	593	524	20	100		110	–	–	2,962	2
Germany	1,919	97	166	–	3		–	–	55	2,240	2
Other(7)	17,050	4,827	2,762	1,492	74		1,456	–	875	28,536	23
	55,951	28,879	11,282	1,996	10,016		1,995	–	13,545	123,664	100

Country limits in excess of policy limits(3)	–	–	–	–	–		(1,109)	–	–	(1,109)	–
Reinsurance ceded(8)	–	–	–	–	–		–	(250)	–	(250)	–
Total	$ 55,951	$ 28,879	$ 11,282	$ 1,996	$10,016		$ 886	$ (250)	$ 13,545	$ 122,305	100

	Financing portfolio		Insurance portfolio
(in millions of Canadian dollars)	Financing assets(1)	Commitments and guarantees(2)	Credit insurance	Financial institutions insurance	Contract insurance and bonding		Political risk insurance(3)	Reinsurance ceded	Marketable securities and derivative instruments(4)	2017 Exposure
Country										$	%

United States	9,617	8,540	4,781	346	37		–	–	6,813	30,134	27
Canada	5,128	7,260	219	200	8,050	(5)(6)	–	–	803	21,660	19
United Kingdom	5,324	1,804	283	105	13		–	–	162	7,691	7
Mexico	2,080	1,852	273	–	1		175	–	–	4,381	4
India	3,586	292	162	199	–		7	–	–	4,246	4
Australia	2,860	508	145	–	–		4	–	149	3,666	3
Chile	2,247	819	36	157	1		73	–	–	3,333	3
Brazil	2,183	343	540	49	96		104	–	–	3,315	3
China	1,681	249	413	164	2		283	–	–	2,792	3
Saudi Arabia	2,017	659	58	2	–		–	–	–	2,736	2
Other(7)	15,600	5,745	2,384	2,170	97		1,802	–	602	28,400	25
	52,323	28,071	9,294	3,392	8,297		2,448	–	8,529	112,354	100

Country limits in excess of policy limits(3)	–	–	–	–	–		(1,533)	–	–	(1,533)	–
Reinsurance ceded(8)	–	–	–	–	–		–	(250)	–	(250)	–
Total	$ 52,323	$ 28,071	$ 9,294	$ 3,392	$ 8,297		$ 915	$ (250)	$ 8,529	$110,571	100

(1)	Includes gross loans receivable, investments and the impact of risk transfer transactions.

(2)

Includes undisbursed loan commitments, accepted and outstanding letters of offer, loan guarantees, investment commitments, unallocated confirmed lines of credit and the impact of risk transfer transactions.

(3)	Includes the sum of individual country exposures and thus exceeds the maximum liability of $886 million (2017 – $915 million) for all the policies in the political risk insurance product group.

(4)	Includes cash. Exposure does not take into consideration any collateral or the effect of any master netting agreements with derivative counterparties.

(5)

Includes $350 million of surety bond insurance, where the risk rests with the Canadian exporter (2017 – $302 million). A total of 59% of the exports insured under surety bond products are to Brazil (2017 – 36%). The balance represents exports to other countries.

(6)

Includes $9,070 million in performance security guarantees, where the risk rests with the Canadian exporter (2017 – $7,419 million). A total of 53% of the exports insured under performance security products are to the United States (2017 – 53%). The balance represents exports to other countries.

(7)	Includes 172 countries (2017 – 165) with total exposure ranging from $0.001 million to $2,140 million (2017 – $0.001 million to $2,196 million).

(8)	Represents treaty reinsurance agreements covering most bonding obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

104 MANAGEMENT’S DISCUSSION AND ANALYSIS | EDC 2018 ANNUAL REPORT

Table 6: Concentration of Exposure by Industry

	Financing portfolio				Insurance portfolio
(in millions of Canadian dollars)	Financing assets	(1)	Commitments and guarantees	(2)	Credit insurance	Financial institutions insurance	Contract insurance and bonding	Political risk insurance	Reinsurance ceded	Marketable securities and derivative instruments	(3)	2018 Exposure
Industry												$	%

Commercial:
Oil and gas	8,242		7,199		687	–	873	176	–	–		17,177	14
Financial institutions	5,543		1,980		335	1,996	3,047	195	–	2,957		16,053	13
Aerospace	10,718		3,014		579	–	450	26	–	–		14,787	12
Infrastructure and environment	6,743		2,915		1,182	–	2,723	353	–	–		13,916	11
Mining	6,008		2,983		2,143	–	1,525	18	–	–		12,677	10
Surface transportation	5,580		3,940		1,191	–	572	73	–	–		11,356	9
Information and communication technologies	6,837		1,983		1,058	–	252	34	–	–		10,164	9
Light manufacturing	3,205		2,764		1,933	–	252	11	–	–		8,165	7
Resources	2,035		1,921		2,174	–	322	–	–	–		6,452	5

Total commercial	54,911		28,699		11,282	1,996	10,016	886	–	2,957		110,747	90
Sovereign	1,040		180		–	–	–	–	–	10,588		11,808	10

	55,951		28,879		11,282	1,996	10,016	886	–	13,545		122,555	100
Reinsurance ceded(4)	–		–		–	–	–	–	(250)	–		(250)	–

Total	$ 55,951		$ 28,879		$ 11,282	$ 1,996	$ 10,016	$ 886	$ (250)	$ 13,545		$122,305	100

	Financing portfolio				Insurance portfolio
(in millions of Canadian dollars)	Financing assets	(1)	Commitments and guarantees	(2)	Credit insurance	Financial institutions insurance	Contract insurance and bonding	Political risk insurance	Reinsurance ceded	Marketable securities and derivative instruments	(3)	2017 Exposure

Industry												$	%

Commercial:
Oil and gas	7,348		8,249		577	–	656	81	–	–		16,911	15
Financial institutions	6,045		1,332		137	3,392	2,836	247	–	1,679		15,668	14
Aerospace	12,034		2,287		630	–	315	40	–	–		15,306	14
Mining	6,488		2,678		2,146	–	1,397	20	–	–		12,729	11
Infrastructure and environment	4,862		3,304		787	–	1,739	401	–	–		11,093	10
Surface transportation	5,064		3,964		1,093	–	605	68	–	–		10,794	10
Information and communication technologies	5,866		2,674		739	–	261	35	–	–		9,575	9
Light manufacturing	2,142		1,735		1,492	–	223	23	–	–		5,615	5
Resources	1,190		1,354		1,693	–	265	–	–	–		4,502	4

Total commercial	51,039		27,577		9,294	3,392	8,297	915	–	1,679		102,193	92
Sovereign	1,284		494		–	–	–	–	–	6,850		8,628	8

	52,323		28,071		9,294	3,392	8,297	915	–	8,529		110,821	100
Reinsurance ceded(4)	–		–		–	–	–	–	(250)	–		(250)	–

Total	$ 52,323		$ 28,071		$ 9,294	$ 3,392	$ 8,297	$ 915	$ (250)	$ 8,529		$110,571	100

(1)	Includes gross loans receivable, investments and the impact of risk transfer transactions.

(2)

Includes undisbursed loan commitments, accepted and outstanding letters of offer, loan guarantees, investment commitments, unallocated confirmed lines of credit and the impact of risk transfer transactions.

(3)	Includes cash. Exposure does not take into consideration any collateral or the effect of any master netting agreements with derivative counterparties.

(4)	Represents treaty reinsurance agreements covering most bonding obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

EDC 2018 ANNUAL REPORT | MANAGEMENT’S DISCUSSION AND ANALYSIS 105

Table 7: Individually Impaired Gross Loans Receivable

(in millions of Canadian dollars)	2018	2017

Commercial:

Mining	349	329

Aerospace	151	102

Infrastructure and environment	139	103

Resources	70	89

Oil and gas	63	50

Light manufacturing	35	36

Information and communication technologies	24	196

Surface transportation	23	1

Total commercial	854	906

Sovereign:

Iran	8	8

Venezuela	1	1

Total sovereign	9	9

Total impaired gross loans receivable	$863	$915

Table 8: Performing Loans – Allowance for Credit Losses

(in millions of Canadian dollars)			2018	(1)			2017
Industry of risk	Exposure	Allowance	Allowance as a percentage of exposure		Exposure	Allowance	Allowance as a percentage of exposure

Commercial:

Oil and gas	15,366	89	0.6		15,504	155	1.0

Infrastructure and environment	8,904	82	0.9		7,524	104	1.4

Aerospace(2)	13,613	78	0.6		14,255	334	2.3

Mining	8,632	69	0.8		8,830	126	1.4

Information and communication technologies	8,161	50	0.6		7,752	60	0.8

Light manufacturing	5,220	35	0.7		3,165	58	1.8

Surface transportation	9,495	22	0.2		9,013	31	0.3

Resources	3,723	18	0.5		2,346	16	0.7

Financial institutions	7,522	9	0.1		7,376	29	0.4

Total commercial	80,636	452	0.6		75,765	913	1.2

Sovereign	1,211	15	1.2		1,769	18	1.0

Total	$81,847	$467	0.6		$77,534	$931	1.2

(1) Current year amounts have been prepared in accordance with IFRS 9. Prior year amounts have not been restated and are prepared in accordance with IAS 39.

(2) Includes other assets exposure of $32 million (2017 – $36 million) and allowance on other assets of $3 million (2017 – $4 million).

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Table 9: Investments

(in millions of Canadian dollars)	Investments financing	Undisbursed commitments		2018 Exposure		2017 Exposure

Gross exposure			$	%	$	%

Domestic market	652	294	946	46	941	49
Other advanced economies	72	119	191	9	91	5
Emerging markets	618	323	941	45	877	46

Total	$ 1,342	$ 736	$ 2,078	100	$ 1,909	100

Table 10: Claims – Size Concentration

(in millions of Canadian dollars)				2018				2017
	$ of claims paid	Number of claims paid	$ of claims recoveries	Number of claims with recoveries	$ of claims paid	Number of claims paid	$ of claims recoveries	Number of claims with recoveries

$0 – $100,000	16	1,013	3	363	12	567	3	242
$100,001 – $1 million	30	116	10	32	35	107	8	28
Over $1 million	28	11	43	8	154	25	33	11

Total	$ 74	1,140	$ 56	403	$ 201	699	$ 44	281

EDC 2018 ANNUAL REPORT | MANAGEMENT’S DISCUSSION AND ANALYSIS 107

CONSOLIDATED FINANCIAL STATEMENTS FINANCIAL REPORTING RESPONSIBILITY 109 INDEPENDENT AUDITOR’S REPORT 110 CONSOLIDATED STATEMENT OF FINANCIAL POSITION 113 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME 114 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY 115 CONSOLIDATED STATEMENT OF CASH FLOWS 116 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 117 1. Corporate Mandate 117 2. Summary of Significant Accounting Policies 118 3. Marketable Securities 129 4. Loans and Allowance for Credit Losses 130 5. Investments 136 6. Assets Held for Sale 136 7. Recoverable Insurance Claims 137 8. Other Assets 137 9. Property, Plant and Equipment 138 10. Intangible Assets 138 11. Building under Finance Lease 139 12. Accounts Payable and Other Credits 139 13. Debt Instruments 140 14. Derivative Instruments 141 15. Debt Instrument Maturities 143 16. Premium and Claims Liabilities 144 17. Financing Commitments 144 18. Contingent Liabilities 145 19. Insurance Risks 147 20. Equity 151 21. Capital Management 152 22. Fair Value of Financial Instruments 152 23. Financial Instrument Risks 157 24. Contractual Obligations 161 25. Structured Entities 161 26. Loan Revenue 162 27. Interest Expense 163 28. Financing Related Expenses 163 29. Net Insurance Premiums and Guarantee Fees 163 30. Claims-Related Expenses 163 31. Other (Income) Expenses 164 32. Administrative Expenses 164 33. Retirement Benefit Plans 164 34. Related Party Transactions 170 35. Canada Account Transactions 171 108 CONSOLIDATED FINANCIAL STATEMENTS | EDC 2018 ANNUAL REPORT

 FINANCIAL REPORTING  RESPONSIBILITY

The consolidated financial statements contained in this Annual Report have been prepared by management in accordance with International Financial Reporting Standards appropriate in the circumstances. The integrity and objectivity of the data in these consolidated financial statements are management’s responsibility. It is necessary for management to make assumptions, estimates and judgments based on information available as at the date of the financial statements. Areas where management has made significant estimates, assumptions and judgments include the allowance for credit losses, assets held for sale, recoverable insurance claims, premium and claims liabilities, financial instruments measured at fair value, retirement benefit obligations and the determination of the control of structured entities. Management is also responsible for all other information in the Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the consolidated financial statements.

In support of its responsibility, management maintains financial, management control and information systems and management practices to provide reasonable assurance that the financial information is reliable, that the assets are safeguarded, that the transactions are properly authorized and are in accordance with the relevant legislation, by-laws of the

Ken Kember Senior Vice-President and Chief Financial Officer

Corporation and Government directives, and that the operations are carried out effectively. We have an internal audit department whose functions include reviewing internal controls and their application, on an ongoing basis.

The Board of Directors is responsible for the management of our business and activities. In particular, it is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control and exercises this responsibility through the Audit Committee of the Board, which is composed of Directors who are not employees of EDC. The Audit Committee meets with management, the internal auditors and the Auditor General of Canada on a regular basis.

Contracts which, in our opinion, involve risks in excess of that which we would normally undertake, may be entered into under the authority of the Minister of International Trade Diversification and the Minister of Finance where the Minister of International Trade Diversification considers them to be in the national interest. Funds required for such contracts are paid to EDC by the Minister of Finance out of the Consolidated Revenue Fund, and funds recovered are remitted to the Consolidated Revenue Fund, net of amounts withheld to cover related administrative expenses. These transactions, which are known as Canada Account transactions, are shown in Note 35 to our consolidated financial statements, and the responsibility of the Board of Directors for these transactions is limited to the management of the administration thereof by EDC.

The Auditor General of Canada conducts an independent audit, in accordance with Canadian generally accepted auditing standards, and expresses his opinion on the consolidated financial statements. His report is presented on the following page.

Mairead Lavery	Ken Kember
President and Chief Executive Officer	Senior Vice-President and Chief Financial Officer

February 28, 2019

EDC 2018 ANNUAL REPORT | CONSOLIDATED FINANCIAL STATEMENTS 109

Office of the Auditor General of Canada	Bureau du vérificateur général du Canada

  INDEPENDENT AUDITOR’S REPORT

To the Minister of International Trade Diversification

      Report on the Audit of the Consolidated Financial Statements

OPINION

We have audited the consolidated financial statements of Export Development Canada (the Group), which comprise the consolidated statement of financial position as at 31 December 2018, and the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at 31 December 2018, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRSs).

BASIS FOR OPINION

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

OTHER INFORMATION

Management is responsible for the other information. The other information comprises the Management’s Discussion and Analysis, which we obtained prior to the date of this auditor’s report, and the information in the Annual Report (but does not include the consolidated financial statements and our auditor’s report thereon), which is expected to be made available to us after that date.

Our opinion on the consolidated financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed on the other information that we obtained prior to the date of this auditor’s report, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

When we read the information in the Annual Report, if we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance.

110 CONSOLIDATED FINANCIAL STATEMENTS | EDC 2018 ANNUAL REPORT

RESPONSIBILITIES OF MANAGEMENT AND THOSE CHARGED WITH GOVERNANCE FOR THE CONSOLIDATED FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRSs, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

EDC 2018 ANNUAL REPORT | CONSOLIDATED FINANCIAL STATEMENTS 111

      Report on Compliance with Specified Authorities

OPINION

In conjunction with the audit of the consolidated financial statements, we have audited the transactions of Export Development Canada and its wholly owned subsidiaries coming to our notice for compliance with specified authorities. The specified authorities against which compliance was audited are Part X of the Financial Administration Act and regulations, the Export Development Act and regulations, the by-laws of Export Development Canada, the charters and by-laws of its wholly owned subsidiaries, and the directives issued pursuant to Section 89 of the Financial Administration Act described in Note 1 of the consolidated financial statements.

In our opinion, the transactions of Export Development Canada and its wholly owned subsidiaries that came to our notice during the audit of the consolidated financial statements have complied, in all material respects, with the specified authorities referred to above. Further, as required by the Financial Administration Act, we report that, in our opinion, the accounting principles in IFRSs have been applied, except for the change in the method of accounting for financial instruments as explained in Note 2 (a) to the consolidated financial statements, on a basis consistent with that of the preceding year.

RESPONSIBILITIES OF MANAGEMENT FOR COMPLIANCE WITH SPECIFIED AUTHORITIES

Management is responsible for Export Development Canada and its wholly owned subsidiaries’ compliance with the specified authorities named above, and for such internal control as management determines is necessary to enable Export Development Canada and its wholly owned subsidiaries to comply with the specified authorities.

AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF COMPLIANCE WITH SPECIFIED AUTHORITIES

Our audit responsibilities include planning and performing procedures to provide an audit opinion and reporting on whether the transactions coming to our notice during the audit of the consolidated financial statements are in compliance with the specified authorities referred to above.

The engagement leader on the audit resulting in this independent auditor’s report is Mary Katie Kerrigan.

Mary Katie Kerrigan, CPA, CA

Principal

for the Auditor General of Canada

Ottawa, Canada

28 February 2019

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     Export Development Canada

    CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as at December 31

(in millions of Canadian dollars)	Notes	2018	2017
Assets
Cash		170	157
Marketable securities	3	13,119	8,057
Derivative instruments	14	256	315
Assets held for sale	6	13	34
Loans receivable	4	54,566	51,127
Allowance for losses on loans	4	(820)	(1,363)
Investments	5	1,342	1,124
Recoverable insurance claims	7	35	65
Reinsurers’ share of premium and claims liabilities	16	150	103
Other assets	8	170	138
Retirement benefit assets	33	92	69
Property, plant and equipment	9	50	54
Intangible assets	10	110	106
Building under finance lease	11	127	134

Total Assets		$69,380	$60,120

Liabilities and Equity
Accounts payable and other credits	12	226	123
Loans payable	13	55,448	47,114
Derivative instruments	14	1,971	1,690
Obligation under finance lease	11	150	154
Retirement benefit obligations	33	172	185
Allowance for losses on loan commitments	4	20	14
Premium and claims liabilities	16	890	608
Loan guarantees	4, 18	158	192
Total Liabilities		59,035	50,080
Financing commitments (Note 17) and contingent liabilities (Note 18)

Share capital	20	1,333	1,333
Retained earnings		9,012	8,707
Total Equity		10,345	10,040

Total Liabilities and Equity		$69,380	$60,120

The accompanying notes are an integral part of these consolidated financial statements.

These financial statements were approved for issuance by the Board of Directors on February 28, 2019.

Robert S. McLeese	Mairead Lavery
Director	Director

EDC 2018 ANNUAL REPORT | CONSOLIDATED FINANCIAL STATEMENTS 113

     Export Development Canada

    CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended December 31

(in millions of Canadian dollars)	Notes	2018	2017
Financing and Investment Revenue:
Loan	26	2,207	1,915
Marketable securities		257	93
Investments		9	9
Total financing and investment revenue		2,473	2,017

Interest expense	27	1,219	715
Financing related expenses	28	33	45
Net Financing and Investment Income		1,221	1,257

Loan Guarantee Fees		48	43

Insurance premiums and guarantee fees		243	239
Reinsurance ceded		(39)	(39)
Net Insurance Premiums and Guarantee Fees	29	204	200

Other (Income) Expense	31	(98)	34

Administrative Expenses	32	497	431
Income before Provision and Claims-Related Expenses		1,074	1,035

Reversal of Provision for Credit Losses	4	(11)	(119)

Claims-Related Expenses	30	255	157

Net Income		830	997

Other comprehensive income:
Retirement benefit plans remeasurement	33	44	66

Comprehensive Income		$ 874	$ 1,063

The accompanying notes are an integral part of these consolidated financial statements.

All items presented in other comprehensive income will not be reclassified to net income in subsequent periods.

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     Export Development Canada

    CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended December 31

(in millions of Canadian dollars)	Notes	2018	2017
Share Capital	20	1,333	1,333

Retained Earnings
Balance beginning of year		8,707	8,430
IFRS 9 impairment transition adjustment	2	400	–
Revised balance beginning of year		9,107	8,430
Net income		830	997
Other comprehensive income
Retirement benefit plans remeasurement		44	66
Dividend paid	20	(969)	(786)
Balance end of year		9,012	8,707

Total Equity End of Year		$10,345	$10,040

The accompanying notes are an integral part of these consolidated financial statements.

EDC 2018 ANNUAL REPORT | CONSOLIDATED FINANCIAL STATEMENTS 115

     Export Development Canada

    CONSOLIDATED STATEMENT OF CASH FLOWS

for the year ended December 31

(in millions of Canadian dollars)	2018	2017
Cash Flows from (used in) Operating Activities
Net income	830	997
Adjustments to determine net cash from (used in) operating activities
Reversal of provision for credit losses	(11)	(119)
Change in the net allowance for claims on insurance	197	3
Depreciation and amortization	40	36
Realized (gains) and losses	(12)	(7)
Changes in operating assets and liabilities
Change in accrued interest and fees on loans receivable	(118)	(67)
Change in accrued interest and fair value of marketable securities	(14)	33
Change in accrued interest and fair value of loans payable	57	(79)
Change in derivative instruments	(11)	(283)
Other	104	(13)
Loan disbursements	(31,240)	(27,743)
Loan repayments and principal recoveries from loan asset sales	31,021	29,284
Net cash from operating activities	843	2,042
Cash Flows from (used in) Investing Activities
Disbursements for investments	(268)	(270)
Receipts from investments	260	141
Purchases of marketable securities	(14,518)	(7,123)
Sales/maturities of marketable securities	11,479	5,604
Purchases of property, plant and equipment	(5)	(13)
Purchases of intangible assets	(28)	(33)
Net cash used in investing activities	(3,080)	(1,694)
Cash Flows from (used in) Financing Activities
Issue of long-term loans payable	13,128	12,847
Repayment of long-term loans payable	(12,058)	(10,084)
Issue of short-term loans payable	31,515	27,156
Repayment of short-term loans payable	(27,651)	(29,441)
Disbursements from sale/maturity of derivative instruments	(567)	(345)
Receipts from sale/maturity of derivative instruments	3	88
Dividend paid	(969)	(786)
Net cash from (used in) financing activities	3,401	(565)

Effect of exchange rate changes on cash and cash equivalents	155	(47)
Net increase (decrease) in cash and cash equivalents	1,319	(264)

Cash and cash equivalents
Beginning of year	1,627	1,891
End of year	$ 2,946	$ 1,627

Cash and cash equivalents are comprised of:
Cash	170	157
Cash equivalents included within marketable securities	2,776	1,470
	$ 2,946	$ 1,627

Operating Cash Flows from Interest
Cash paid for interest	$ 1,052	$ 622
Cash received for interest	$ 2,275	$ 1,798

The accompanying notes are an integral part of these consolidated financial statements.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate Mandate

Export Development Canada (“EDC”, “we” or “our”) was created in 1944 as Canada’s export credit agency (ECA). On October 1, 1969, EDC was established as a Crown corporation by a statute of the Parliament of Canada, the Export Development Act (the “Act”). EDC’s mandate is to support and develop, directly or indirectly, Canada’s export trade, and Canadian capacity to engage in that trade and respond to international business opportunities, as well as to provide development financing and other forms of development support in a manner consistent with Canada’s international development priorities.

EDC is named in Part I of Schedule III to the Financial Administration Act (the “FA Act”) and is accountable for its affairs to Parliament through the Minister of International Trade Diversification (the “Minister”).

In September 2008, EDC, together with other federal Crown corporations, was given a directive (PC 2008-1598) pursuant to Section 89 of the FA Act, entitled Order giving a direction to parent Crown corporations involved in commercial lending to give due consideration to the personal integrity of those they lend to or provide benefits to, in accordance with the Federal Government’s policy to improve the accountability and integrity of federal institutions. Following its issuance EDC implemented the Directive and the President and Chief Executive Officer of EDC notified the Minister in accordance with Subsection 89(6) of the FA Act.

In December 2014, the Governor in Council issued a directive (PC 2014-1381) that requires EDC to implement pension plan reforms. These pension reforms are intended to ensure that pension plans of Crown corporations provide a 50:50 current service cost-sharing ratio between employee and employer for pension contributions, to be phased in for all members by December 31, 2017. EDC has taken action to implement the spirit and intent of these reforms, such as raising the normal age at which an employee can retire with a full pension. We submitted a business case pursuant to an established process to request an exemption from equal cost sharing, given the closure of our Defined Benefit pension plan and introduction of a Defined Contribution pension plan. On February 13, 2017, approval of the business case was granted by way of a new directive (PC 2017-127) which repeals the original pension plan reform directive issued in 2014. The new directive only requires that the normal age of retirement be increased to 65, for which EDC is already in compliance. Also, consistent with the business case and in the spirit of the pension reforms, EDC has implemented higher contribution rates for Defined Benefit employees effective December 24, 2017 for an equitable and more balanced cost-sharing.

In July 2015, EDC, together with other federal Crown corporations, was issued a directive (PC 2015-1110) pursuant to Section 89 of the FA Act to align our travel, hospitality, conference and event expenditure policies, guidelines and practices with Treasury Board policies, directives and related instruments on travel, hospitality, conference and event expenditures in a manner that is consistent with our legal obligations. We have complied with the directive in a way that does not hinder our ability to deliver on our mandate for Canadian companies and reported on the implementation of this directive in our 2017 Corporate Plan.

In June 2018, EDC was issued a directive (PC 2018-683) pursuant to Section 89 of the FA Act to perform any activity consistent with any authorization obtained from the Minister of International Trade pursuant to Section 23 of the Act (Canada Account) in respect of the project known as the Trans Mountain Pipeline Expansion (the “Project”). We have complied with the directive by performing all required activities described in the authorization obtained from the Minister of International Trade on June 5, 2018 as amended by the authorization obtained from the Minister of International Trade Diversification on July 27, 2018.

The Government of Canada is the sole shareholder of EDC.

We incorporated Exinvest Inc. as a wholly-owned subsidiary under the Canada Business Corporations Act in 1995.

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In May 2017, for the purposes of creating a Canadian Development Finance Institution, the Government of Canada broadened EDC’s mandate and scope of activity to include providing, directly or indirectly, development financing and other forms of development support in a manner that is consistent with Canada’s international development priorities. Development Finance Institute Canada (DFIC) Inc. was incorporated under the Canada Business Corporations Act in September 2017 as a wholly-owned subsidiary of EDC, and began operations under the trade name FinDev Canada in January 2018.

Our earnings and those of our subsidiaries are not subject to the requirements of the Income Tax Act.

We are subject to a limit imposed by the Act on our contingent liability arrangements. The Act specifies that the limit applies to the principal amount owing under all outstanding arrangements which have the effect of providing, to any person, any insurance, reinsurance, indemnity or guarantee. This limit shall at no time exceed the greater of an amount equal to 10 times our authorized capital and $45.0 billion which amount may be varied in an Appropriation Act. At the end of December 2018, the amount of these contingent liabilities was $27.2 billion (2017 – $24.3 billion).

We are for all purposes an agent of Her Majesty in right of Canada. As a result, all obligations under debt instruments we issue are obligations of Canada. The Act allows us to borrow and have outstanding borrowings up to a maximum of 15 times the aggregate of (a) our current paid-in capital and (b) our retained earnings determined in accordance with the previous year’s audited financial statements. The maximum applicable to December 31, 2018 is $150.6 billion (2017 – $146.4 billion), against which borrowings amounted to $55.4 billion (2017 – $47.1 billion).

2. Summary of Significant Accounting Policies

BASIS OF PRESENTATION

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). EDC is organized and managed as a single business segment. The significant accounting policies used in the preparation of these consolidated financial statements are summarized on the following pages and conform in all material respects to IFRS.

BASIS OF CONSOLIDATION

Our consolidated financial statements include the assets, liabilities, results of operations and cash flows of our wholly-owned subsidiaries and those structured entities consolidated under IFRS 10 – Consolidated Financial Statements. Intercompany transactions and balances have been eliminated.

APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

(a)	New standards, amendments and interpretations

The following amendments issued by the IASB have been assessed as being relevant to EDC. The changes were adopted for the annual period beginning on January 1, 2018.

IFRS 9 – Financial Instruments – In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments, which was applicable for reporting periods beginning on or after January 1, 2018 and replaced the guidance in IAS 39 – Financial Instruments: Recognition and Measurement. We early adopted the classification and measurement requirements of IFRS 9 upon transition to IFRS in 2011 and do not apply hedge accounting to our derivatives, and we implemented the impairment requirements on January 1, 2018.

IFRS 9 does not require restatement of comparative period financial statements except in limited circumstances relating to the hedge accounting provisions of the standard. We chose not to restate comparative figures on transition and recognized the measurement difference of $400 million through an adjustment to opening retained earnings.

The impairment requirements under IFRS 9 are calculated using an expected credit loss (ECL) model as opposed to the incurred loss model under IAS 39 and impacts the allowance on our loans receivable, loan commitments and loan guarantees.

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Transition Impact

The following table reconciles the closing allowance for losses under IAS 39 to the opening allowance for losses under IFRS 9 as at January 1, 2018:

	Allowance for losses under IAS 39 as at December 31, 2017				Allowance for losses under IFRS 9 as at January 1, 2018
(in millions of Canadian dollars)	Collective	Individual	Total	Transition Adjustment	Stage 1	Stage 2	Stage 3	Total

Allowance for losses on loans	835	528	1,363	(339)	113	388	523	1,024

Allowance for losses on loan commitments	14	–	14	(5)	4	5	–	9

Allowance for losses on loan guarantees	82	53	135	(56)	16	9	54	79

Total	$ 931	$ 581	$ 1,512	$ (400)	$ 133	$ 402	$ 577	$ 1,112

IFRS 7 – Financial Instruments: Disclosures – In July 2014, the IASB issued amendments to the standard requiring entities to provide additional qualitative and quantitative disclosure when an entity applies IFRS 9. As EDC implemented IFRS 7 amendments related to classification and measurement in 2011, only amendments related to impairment disclosures are required. These disclosures are presented with the allowance for losses in Note 4. The amendments were effective for reporting periods beginning on or after January 1, 2018.

IFRIC 22 – Foreign Currency Transactions and Advance Consideration – In December 2016, the IASB issued this interpretation to provide guidance on how to determine the “date of the transaction” for purposes of identifying the exchange rate to use in transactions within the scope of IAS 21 – The Effects of Changes in Foreign Exchange Rates involving the payment or receipt of consideration in advance. The interpretation, which was effective for reporting periods beginning on or after January 1, 2018, did not have a significant impact to EDC.

IFRS 15 – Revenue from Contracts with Customers – In May 2014, the IASB issued the new standard which establishes a comprehensive framework for the recognition, measurement and disclosure of revenue and cash flows arising from an entity’s contracts with customers except for revenue arising from items such as financial instruments, insurance contracts and leases. The standard did not impact EDC’s financial results as the majority of EDC’s revenue from contracts adhere to other IFRS. The standard was effective for reporting periods beginning on or after January 1, 2018.

(b)	Standards, amendments and interpretations not yet in effect

The following standards and amendments issued by the IASB have been assessed as having a possible effect on EDC in the future. EDC is currently assessing the impact of these standards and amendments on its consolidated financial statements:

IFRS 16 – Leases – In January 2016, the IASB released the new Leases standard requiring lessees to recognize assets and liabilities for the rights and obligations created by leases. On transition, we will apply the practical expedient not to reassess whether all existing contracts are, or contain, a lease at the date of initial application, and to apply this Standard to contracts that were previously identified as leases under IAS 17 – Leases, and IFRIC 4 – Determining whether an Arrangement contains a Lease. We have also chosen not to restate comparative figures on transition, as permitted by the Standard, and will recognize a measurement difference through an adjustment to opening retained earnings. We do not expect this adjustment to be material.

IAS 19 – Employment Benefits – In February 2018, the IASB issued amendments to this standard requiring current service cost and net interest to be determined using the assumptions used for the remeasurement if a plan amendment, curtailment or settlement occurs. Amendments also require the effect of a plan amendment, curtailment or settlement on the requirements regarding the asset ceiling be clarified. The amendments are effective for reporting periods beginning on or after January 1, 2019. EDC does not anticipate any plan amendment, curtailment or settlement in the foreseeable future. If such an event were to occur in the future, it would have an impact on the consolidated financial statements.

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IFRS 17 – Insurance Contracts – In May 2017, the IASB issued IFRS 17 which establishes recognition, measurement, presentation, and disclosure requirements of insurance contracts. The standard requires entities to measure the contract liabilities using their current fulfillment cash flows and revenue to be recognized using one of three methods. In November 2018, the IASB provisionally decided to defer the IFRS 17 effective date by one year resulting in the standard being effective for reporting periods beginning on or after January 1, 2022. We continue to assess the impact of this standard on our consolidated financial statements.

IAS 1 – Presentation of Financial Statements and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors – In October 2018, the IASB issued amendments to IAS 1 and IAS 8 regarding the definition of materiality. The amendments clarify the definition of material, explain how the definition should be applied and improve the explanations accompanying the definition. The amendments also ensure that the definition is consistent across all IFRS standards. The amendments are effective for annual periods beginning on or after January 1, 2020 with early application permitted. We do not anticipate that the clarification to the definition of materiality will result in any changes to the consolidated financial statements.

USE OF ESTIMATES AND KEY JUDGMENTS

To prepare our financial statements in accordance with IFRS, it is necessary for management to exercise judgment and make use of estimates and assumptions, in applying certain accounting policies. We utilize current market data, our own historical experience and other information available to us as at the date of the financial statements in arriving at our decisions. We have established procedures to ensure that the process for determining our estimates and assumptions is well controlled and occurs in an appropriate and systematic manner.

Uncertainty is inherent in the use of estimates and assumptions and as a result, actual results may vary significantly from management’s estimates. Uncertainty arises, in part, from the use of historical experience and data at a point in time to establish our assumptions. While this data may be the most reliable basis available on which to base our assumptions, economic events may occur subsequently that render previous assumptions invalid and cause a material change to actual results.

Areas where management has made significant use of estimates and exercised judgment are discussed below.

Estimates

Note 4 – Loans and Allowance for Credit Losses

The allowance for credit losses represents management’s best estimate of probable credit losses. These estimates are reviewed periodically during the year and in detail as at the date of the financial statements.

The purpose of the allowance is to provide an estimate of probable expected credit losses inherent in the loan portfolio. Estimation is inherent in the assessment of forward-looking probabilities of default, loss severity in the event of default also referred to as loss given default, review of credit quality and the value of any collateral. Management also considers the impact of forward-looking macroeconomic factors including current and future economic events, industry trends and risk concentrations on the portfolio and the required allowance.

Allowances are established on an individual basis for loans, commitments and guarantees that management has determined to be impaired and/or for which losses have been incurred. When an obligor is considered impaired, we reduce the carrying value of the loan to its net realizable value. Management is required to make a number of estimates including the timing and amount of future cash flows and the residual values of the underlying collateral.

Note 6 – Assets Held for Sale

When assets are returned to us as a result of default under the related obligors’ loan agreements, they are measured at the lower of their carrying amount and fair value less costs to sell. At each reporting period, we estimate the recoverable amount of these assets by obtaining market values from an independent appraiser supplemented by additional current market data and other information available to us. Any difference between the carrying value and fair value less cost to sell is recorded as an impairment of aircraft in other (income) expenses.

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Note 7 – Recoverable Insurance Claims

When an insurance claim is paid, management estimates any future recovery and records it within recoverable insurance claims. The estimation process is dependent upon our assessment of the future cash flows to be realized through collection efforts made by us, the policyholder or collection agencies. The estimated recoverable amount is reviewed and adjusted on a quarterly basis.

Note 16 – Premium and Claims Liabilities

The premium and claims liabilities are based on our estimate of future claims under the terms and conditions of our insurance policies. The actuarial valuation uses simulation techniques and is based on assumptions relevant to the insurance products and is derived in conjunction with our own experience. The actuarial calculation of the premium and claims liabilities uses key management assumptions for frequency of claims, severity of loss, future claim development, administrative expenses, relevant discount rates and margins for adverse deviations.

Note 22 – Fair Value of Financial Instruments

The majority of financial instruments are recognized on our consolidated statement of financial position at their fair value. These financial instruments include marketable securities, recoverable insurance claims, derivative instruments, investments and loans payable designated at fair value through profit or loss. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Our financial instruments are categorized into one of three levels based on whether the techniques employed to value the instruments use observable or unobservable market inputs. Financial instruments categorized as Level 1 are valued using quoted market prices, thus minimal estimation is required. Those instruments categorized as Level 2 and 3 require the use of greater estimation and judgment as they may include inputs that are not based on observable market data. Refer to Note 22 for additional details on the techniques used to value our financial instruments.

Note 33 – Retirement Benefit Plans

EDC maintains a defined benefit pension plan, a defined contribution plan and other post-retirement benefit plans. IFRS require that management measure the plans’ defined benefit obligations and annual costs using assumptions that are long-term in nature and reflect our best estimates. We review key assumptions on an annual basis with our actuaries using relevant experience, in conjunction with market related data. The key assumptions include expected rate of compensation increase, the discount rate, inflation rate, longevity of plan members, and health care costs.

Judgments

Note 4 – Loans and Allowance for Credit Losses

Management judgment is used in the expected credit loss (ECL) calculation as it pertains to the application of forward-looking information to support future events and historical behaviour patterns in determining the expected life of a financial instrument. Judgment is also used in assessing significant increase in credit risk.

Note 16 – Premium and Claims Liabilities

Judgment is used in selecting the severity of loss, future claim development, frequency of claim, discount rate and the confidence level for adverse deviation in the calculation of our insurance premium and claims liabilities.

Note 22 – Fair Value of Financial Instruments

The categorization of our financial instruments into three fair value hierarchy levels requires judgment. Our policy is to recognize transfers into and out of these levels at the date of the event or change in circumstances that caused the transfer. Quantitative disclosure is provided for all transfers among all levels regardless of their significance.

Financial instruments categorized as Level 2 and 3 require significant judgment in the selection of appropriate discount rates, yield curves and other inputs into our models which may not be based on observable market data.

EDC 2018 ANNUAL REPORT | CONSOLIDATED FINANCIAL STATEMENTS 121

Note 25 – Structured Entities

A structured entity (SE) is defined as an entity created to accomplish a narrow and well-defined objective. Management exercises judgment in determining whether EDC has control of structured entities. When EDC has power over a SE and is exposed, or has rights to variable returns from its involvement with a SE and has the ability to affect those returns through its power over the SE, EDC is considered to control the SE and the SE is consolidated within our financial statements. When the criteria for control are not met, SEs are not consolidated.

Note 33 – Retirement Benefit Plans

The management assumption with the greatest potential impact on our defined benefit obligation is the discount rate. Management judgment is used in the determination of the discount rate, which is set by reference to the yield of a portfolio of high quality fixed income instruments (rated AA or higher), that match the timing of the expected benefit payments.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents are comprised of cash and short-term highly liquid marketable securities with a term to maturity of 90 days or less from the date of their acquisition, are considered highly liquid, readily convertible to known amounts of cash and are subject to an insignificant risk of change in value. Cash equivalents are included within marketable securities on the consolidated statement of financial position.

MARKETABLE SECURITIES

We hold marketable securities for liquidity purposes. Our marketable securities are held with creditworthy counterparties that must have a minimum credit rating from an external credit rating agency of A- for all transactions.

Marketable securities held directly by EDC are recorded at fair value through profit or loss to reflect our business model for managing these instruments. Purchases and sales of marketable securities are recorded on the trade date and the transaction costs are expensed as incurred. Interest revenue is recorded in marketable securities revenue in the consolidated statement of comprehensive income. Realized and unrealized gains and losses on these securities are included in other (income) expenses in the consolidated statement of comprehensive income.

LOANS RECEIVABLE

Loans receivable are recorded at fair value upon initial recognition and subsequently measured at amortized cost using the effective interest method. Our loans receivable are held in order to collect contractual cash flows which represent payments of principal, interest and fees. They are derecognized when the rights to receive cash flows have expired or we have transferred substantially all the risks and rewards of ownership. A loan payment is considered past due when the obligor has failed to make the payment by the contractual due date.

The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating the interest income over the relevant period in financing and investment revenue in the consolidated statement of comprehensive income. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset. When calculating the effective interest rate, we estimate cash flows considering all contractual terms of the financial instrument (for example, prepayment options) but do not consider future credit losses. The calculation includes all fees paid or received that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts. Deferred loan revenue, which consists of exposure, administration and other upfront fees, is considered an integral part of the effective interest rate and is amortized over the term of the related loan.

While it is generally our intention to hold performing loan assets until maturity, in some cases the loans are sold prior to maturity for risk mitigation purposes. Gains and losses on the sale of performing loans and gains on the sale of impaired loans are included in other (income) expenses. Losses on sales of impaired loans are reported in the provision for (reversal of) credit losses.

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LOAN GUARANTEES

In the ordinary course of business we issue loan guarantees to cover non-payment of principal, interest and fees due to financial institutions providing loans to Canadian exporters or buyers of Canadian goods and services. Loan guarantees are initially recognized in the financial statements at fair value in the liability for loan guarantees. Fair value is determined to be the guarantee fee received. Subsequent to initial recognition, our liability is measured at the higher of the unamortized guarantee fees and the allowance calculated that estimates the loss anticipated to be incurred as a result of satisfying our obligation under that guarantee.

Any change in liability relating to the allowance on loan guarantees is recorded in the consolidated statement of comprehensive income in the provision for (reversal of) credit losses. Guarantee fees, including deferred guarantee fees, are recognized in the consolidated statement of comprehensive income on a straight-line basis over the life of the guarantee, as performance obligations are satisfied.

ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses represents management’s best estimate of probable credit losses and is based on the expected credit loss model.

Financial instruments subject to an impairment assessment include loans held at amortized cost. The allowance for credit losses related to loans receivable is presented in the allowance for losses on loans receivable in the consolidated statement of financial position.

Off-balance sheet items subject to an impairment assessment include loan commitments and loan guarantees. The allowance for credit losses related to loan commitments is presented in the allowance for losses on loan commitments and the allowance for credit losses related to loan guarantees are included in the liability for loan guarantees in the consolidated statement of financial position.

Changes in the allowance for credit losses as a result of originations, repayments and maturities, changes in risk parameters, remeasurements and modifications are recorded in the provision for (reversal of) credit losses in our consolidated statement of comprehensive income.

Expected Credit Loss Impairment Model

The expected credit loss (ECL) model applies a three-stage approach to measure the allowance for credit losses. At initial recognition financial instruments are placed in Stage 1. Expected credit losses are measured based on the stage assignment of the financial instrument:

•	Stage 1 – Where there has not been a significant increase in credit risk since origination, the allowance recorded is based on the expected credit losses resulting from defaults over the next 12-months;

•	Stage 2 – Where there has been a significant increase in credit risk since origination, the allowance recorded is based on the expected credit losses over the remaining lifetime of the financial instrument; and

•	Stage 3 – Where a financial instrument is considered impaired, the allowance recorded is based on the expected credit losses over the remaining lifetime of the instrument and interest revenue is calculated based on the carrying amount of the instrument, net of the loss allowance, rather than on its gross carrying amount.

Impairment and Write-off of Financial Instruments

Under EDC’s definition of default on loans receivable and loan commitments, financial instruments are considered to be in default and placed in Stage 3 when they meet one or both of the following criteria which represent objective evidence of impairment:

•	there has been a deterioration in credit quality to the extent that EDC considers that the obligor is unlikely to pay its credit obligations to EDC in full; or

•	the obligor is past due more than 90 days on any credit obligation to EDC, as required under IFRS 9.

If there is objective evidence that an impairment loss has occurred on an individual loan, the amount of the loss is measured as the difference between the loan’s carrying amount and the present value of any estimated future cash flows discounted at the loan’s original effective interest rate. The carrying value of the loan is reduced through the use of an individual allowance.

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Thereafter, interest income on individually impaired loans is recognized based on the reduced carrying value of the loan using the original effective interest rate of the loan.

Impaired loan guarantees are identified by applying the same criteria to the underlying loan that is used to assess the impairment of direct loans carried at amortized cost. When the underlying loan is individually assessed to be impaired, it is probable that a call on the guarantee will be made representing an outflow of economic benefits that would be required to settle our obligation under the guarantee. Should there be a cash outflow related to a call on an impaired guarantee, in most cases we would not consider the associated newly originated loan to be a purchase or origination of a credit impaired asset.

Loans and the related allowance for credit losses are written off, either partially or in full, when all collection methods, including the realization of collateral, have been exhausted and no further prospect of recovery is likely.

Loans are returned to performing status when it is likely that contractual payments will continue pursuant to the terms of the loan.

Measurement of Expected Credit Losses

The ECL calculation along with the stage assignment considers reasonable and supportable information about past events, current conditions and forecasts of future economic events. The estimation and application of forward-looking information, using both internal and external sources of information, requires significant judgement.

The ECL model is a function of the probability of default (PD), loss given default (LGD), and exposure at default (EAD) of a specific obligor or group of obligors with like characteristics such as industry and country classification as well as credit risk rating, discounted to the reporting date using the effective interest rate, or an approximation thereof. PD is modelled based on current and historic data along with relevant forward-looking macroeconomic factors to estimate the likelihood of default over a given time horizon. LGD is an estimate of the percentage of exposure that will be lost if there is a default on a specific obligor. EAD is modelled based on cash flow expectations which include contractual terms as well as forward-looking repayment and draw patterns and represents the outstanding exposure at the time of default.

In determining the expected life of a financial instrument, the contractual terms as well as significant judgements on historical behaviour patterns are considered. In order to satisfy the requirements of IFRS 9, we leverage the risk inputs from our existing regulatory capital models and make adjustments, where appropriate.

Forward-Looking Information

Expected credit losses are calculated using forward-looking information determined from reasonable and supportable forecasts of future economic conditions as at the reporting date. The ECL model does not consider every possible scenario but reflects a representative sample of three possible outcomes. The scenarios used are not biased towards extremes, reflect consistency among variables and are probability-weighted.

In addition to a baseline macroeconomic outlook, EDC also produces two alternative outlooks. These alternative forecasts leverage our country risk and sector analysts in our Economics team to identify and vet key upside and downside scenario possibilities, considering their impacts and probability of occurrence. The scenarios are reviewed quarterly for ongoing relevance.

The macroeconomic variables considered in the determination of the scenarios have been established to be key drivers of a global macroeconomic outlook and influential to EDC’s loan portfolio and include, but are not limited to, gross domestic product, commodity prices, equity indices, bond yields and unemployment rates. The macroeconomic variables are applied in the ECL model based on the industry, country and the credit risk rating that is applicable to each obligor. We also assess the extent to which these variables may not reflect recent economic events that may result in credit deterioration. In these cases we will estimate the potential impact on our allowances and apply market overlays to specific industries or other exposure categories that we deem appropriate.

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Significant Increase in Credit Risk

At each reporting date, an assessment of whether a significant increase in credit risk has taken place since the initial recognition of the financial instrument is performed. The assessment, which does not use the low credit risk exemption stated allowed under IFRS 9, requires significant judgement and considers the following factors:

•	a threshold based on a relative change in the probability of default for the remaining expected life of the instrument relative to the corresponding probability of default at origination;

•	qualitative information available as at the reporting date; and

•	days past due.

Any exposure that is 30 days past due is placed in Stage 2. Any exposure that is 90 days past due is considered impaired and placed in Stage 3.

Assets can move in both directions through the stages of the impairment model. If, in a subsequent period, the credit quality improves for an instrument in Stage 2 such that the increase in credit risk since initial recognition is no longer considered significant, the instrument will move to Stage 1 and the loss allowance shall revert to being recognized based on the 12-month expected credit losses.

Modifications

In situations where a borrower experiences financial difficulty, we may grant certain concessionary modifications to the terms and conditions of a loan. An assessment is done to determine if the loan should be derecognized. If the modification does not result in derecognition, the date of origination continues to be used to assess significant increase in credit risk. If the modification results in derecognition, a new loan is recognized based on the new contractual terms and is placed in Stage 1. Loans that are credit impaired upon origination are placed in Stage 3, and the lifetime expected credit losses are reflected in the initial fair value. In subsequent reporting periods, we recognize only the cumulative changes in the lifetime ECLs since initial recognition as an allowance for credit losses. Changes in ECLs are recognized in the provision for (reversal of) credit losses on the consolidated statement of comprehensive income.

Consistent with the terms of Paris Club rescheduling agreements, contractual interest maturities for individually impaired sovereign loans are included in gross loans receivable. The Paris Club is an international forum of sovereign creditors, including Canada, who agree to formally reschedule sovereign borrowers’ debt when they are experiencing financial difficulties and are unable to meet their obligations. Sovereign loans undergoing debt rescheduling are classified as individually impaired.

FORECLOSED ASSETS

Assets that are returned to us(1) because of default under loan agreements are classified as held for use or held for sale according to management’s intention. Those classified as held for use have been placed under long-term finance leases or are held as equipment available for lease and are included within other assets. Those classified as held for sale include aircraft or component parts held for sale and are recorded initially at fair value less costs to sell. Any write-downs at recognition are reported in the provision for (reversal of) credit losses and any gains are recorded in other (income) expenses. We determine fair value based on market prices obtained from an independent appraiser along with current market data and other information available to us. Subsequent impairment losses or reversals of impairment losses are determined as the difference between the carrying amount and the recoverable amount and are recorded in other (income) expenses.

INVESTMENTS

Investments are comprised of direct investments that we hold in private and public companies and investments in private equity funds. Purchases and sales of these investments are recorded on a trade-date basis and are measured at fair value. Subsequent changes in fair value and any realized gains and losses are recorded in other (income) expenses. Transaction costs are expensed as incurred and included within leasing and financing related expenses.

(1)

All aircraft returned to us for which the equity interest in the leveraged lease structure has been foreclosed have been registered with a number of trusts of which we are exposed, or have rights, to variable returns from our involvement with a structured entity and have the ability to affect those returns through our decision-making power over the structured entity.

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FINANCE LEASES

EDC applies IAS 17 – Leases in accounting for finance leases, both where EDC is the lessor or the lessee. A finance lease is a lease which transfers substantially all the risks and rewards of the leased assets on the lessee.

Lessor

Aircraft under finance leases relate to aircraft that were returned to us due to default under the related obligor’s loan agreements and were subsequently placed under long-term finance leases. These leases are recorded on the consolidated statement of financial position within other assets at the aggregate future minimum lease payments plus estimated residual values less unearned finance income. Residual values are based on independent appraisals and are reviewed periodically. An allowance for impairment is calculated consistent with the methodology used for our secured loan portfolio which is described on page 123.

Finance lease revenue is recognized in a manner that produces a constant rate of return on the investment in the lease.

Lessee

Our head office building is held under a finance lease. The building has been recorded on our consolidated statement of financial position at its estimated fair value at the inception of the lease. Lease payments are allocated between finance charges and repayment of the obligation under finance lease to achieve a constant rate of interest on the remaining balance of the obligation. The leased building is being depreciated over the most likely lease term of 25 years. The estimated lease period is reviewed periodically.

Finance charges and depreciation expense on the building are recorded as occupancy costs within administrative expenses in the consolidated statement of comprehensive income.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at cost less accumulated depreciation and impairment losses. Depreciation is charged on a straight-line basis over the estimated useful lives of the assets or the term of the relevant lease. The estimated useful lives and depreciation methods are reviewed at the end of each year, with the effect of any changes in estimate being accounted for on a prospective basis. The useful life used in the calculation of depreciation for furniture and equipment is five years and three years for computer hardware. Leasehold improvements are depreciated over the shorter of the term of the respective lease or the useful economic life of the leasehold improvement. Depreciation is recorded in administrative expenses.

The gain or loss arising from the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognized in other (income) expenses.

INTANGIBLE ASSETS

Intangible assets represent internally developed and purchased computer software. They are carried at cost less accumulated amortization and impairment losses. Amortization is charged on a straight-line basis over the estimated useful lives of the intangible assets, which currently vary from five to ten years. The estimated useful lives and amortization methods are reviewed at the end of each year, with the effect of any changes in estimate being accounted for on a prospective basis. Amortization is recorded in administrative expenses.

INSURANCE PREMIUMS

Insurance contracts are those contracts where we have accepted significant insurance risk by agreeing to compensate the policyholders if they are adversely affected by a specified uncertain future event.

Premiums on insurance policies are deferred and recognized in income over the term of the policy on a straight-line basis.

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RECOVERABLE INSURANCE CLAIMS

Recoverable insurance claims represent the portion of insurance claims paid that are expected to be recovered. Recoverable insurance claims are reviewed and adjusted on a quarterly basis with any subsequent net gain or loss on recovery credited or charged to claims-related expenses.

PREMIUM AND CLAIMS LIABILITIES

Premium and claims liabilities represent our estimate of future claims under the terms and conditions of our insurance policies. An actuarial valuation, which conforms to the recommendations of the Canadian Institute of Actuaries, is performed to establish our liability. The valuation uses simulation techniques and assumptions derived from our own experience (frequency of claims, severity of losses, future claim development, administrative expenses, relevant discount rates and margins for adverse deviations) relevant to our insurance products. The liability is comprised of reported claims, incurred but not reported claims (IBNR), and management’s best estimate of the net present value of net future claims under existing policies.

Deferred insurance premiums are the portion of premiums received on policies written that relate to risk periods after the current fiscal year and are amortized over the remaining term of the related policies. To the extent that our deferred premiums are not sufficient to cover our liability, an allowance is established. Any adjustments to the liability are reflected in claims-related expenses in the period in which they become known. Future developments may result in claims which are materially different than the allowance provided.

Premium and claims liabilities on our consolidated statement of financial position include both the deferred premiums and the allowance for claims on insurance.

REINSURANCE

In the ordinary course of business, we assume and cede reinsurance with other insurance companies. We cede reinsurance to mitigate our risk. The ceding arrangements provide greater diversification of the business and minimize the net loss potential arising from large risks. Ceded reinsurance contracts do not relieve us of our obligations to the insured but they do provide for the recovery of claims arising from the liabilities ceded. We also assume reinsurance and thereby take on risk. Reinsurance premiums, unearned premiums ceded to reinsurers and recoveries and estimates of recoveries on claims are recorded in the same manner as if the reinsurance were considered direct business. Amounts recoverable from the reinsurers are estimated in a manner consistent with the claims liability associated with the reinsured policy and are recorded within reinsurers’ share of premium and claims liabilities. Reinsurance assets or liabilities are derecognized when the contractual rights are extinguished or expire.

Reinsurance assets are reviewed for impairment at each reporting date or more frequently when an indication of impairment arises during the reporting year. Impairment occurs when there is objective evidence as a result of an event that occurred after initial recognition of the reinsurance asset that we may not receive all outstanding amounts due under the terms of the contract and the event has a reliably measurable impact on the amounts that we will receive from the reinsurer.

DERIVATIVE INSTRUMENTS

Derivative instruments (derivatives) are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates, equities, credit spreads or other financial measures. Derivatives that we may use to manage interest rate risk, foreign exchange risk and credit risk include interest rate swaps, cross currency interest rate swaps, foreign exchange swaps, foreign exchange forwards and credit default swaps. We also hold a portfolio of derivatives which we use to manage the foreign exchange risk associated with using our capital to fund our operations largely denominated in U.S. dollars. Derivatives are only contracted with creditworthy counterparties in accordance with policies established by our Global Risk Management Group and approved by our Board of Directors.

EDC 2018 ANNUAL REPORT | CONSOLIDATED FINANCIAL STATEMENTS 127

We do not apply hedge accounting to our derivatives. Derivatives are accounted for at fair value and are recognized on the consolidated statement of financial position upon the trade date and are removed from the consolidated statement of financial position when they expire or are terminated. Derivatives with a positive fair value are reported as derivative instruments within assets, while derivatives with a negative fair value are reported as derivative instruments within liabilities. All interest income and expenses associated with our derivatives are included in interest expense or marketable securities revenue, while realized and unrealized gains and losses are recorded in other (income) expenses.

Long-term currency swaps are considered part of the financing cash flows on the consolidated statement of cash flows because these swaps are used to manage our funding. We issue debt in a number of currencies for diversification purposes. We then use currency swaps to bring those funds into the currency required to disburse on our loans. All other swaps are included in operating cash flows as they are used to alter the interest rate risk profile of the portfolio.

LOANS PAYABLE

We have designated the majority of our debt, including structured debt, at fair value through profit or loss in order to obtain the same accounting treatment as the related derivatives. In general, these derivatives are transacted to manage interest and foreign exchange rate risk on the related debt. Contractual interest on our debt is recorded in interest expense. Any change in fair value on these instruments is recorded in other (income) expenses.

Any fair value gains or losses on initial recognition of our debt or derivatives at Level 3 on the fair value hierarchy are deferred and amortized over the life of the instruments.

Our fixed rate bonds which do not have derivatives associated with them are carried at amortized cost with interest recorded in interest expense using the effective interest rate method.

The transaction costs related to our loans payable at amortized cost are capitalized and amortized in interest expense using the effective interest rate method over the life of the instrument.

ACCOUNTS PAYABLE AND OTHER CREDITS

Accounts payable and other credits are carried at amortized cost.

TRANSLATION OF FOREIGN CURRENCY

All monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars, EDC’s functional and presentation currency, at exchange rates prevailing at the end of the year. Income and expenses are translated at either daily or monthly average exchange rates in effect during the year. Exchange gains and losses resulting from the translation of foreign currency balances and transactions are included in other (income) expenses.

Foreign currency non-monetary items that are measured at historical cost are translated at historical rates. Foreign currency non-monetary items measured at fair value are translated using the rate of exchange at the date the fair value was determined.

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RETIREMENT BENEFIT PLANS

We maintain a defined benefit pension plan, a defined contribution plan, and other post-retirement benefit plans including a retiring allowance plan and life insurance, health and dental care benefits. The defined benefit plan is only available for employees hired prior to January 1, 2012.

The accrued benefit obligations are actuarially determined using the projected unit credit method (which incorporates management’s best estimate of future salary levels, retirement ages of employees and other actuarial factors).

The defined benefit expense (included in administrative expenses) consists of the actuarially determined retirement benefits for the current year’s service and imputed interest on projected benefit obligations net of interest earned on any plan assets over the average remaining working lives of employees expected to receive benefits under the plans.

Remeasurement gains and losses arise from the difference between the actual rate of return and the discount rate on plan assets for that period and from changes in actuarial assumptions used to determine the accrued benefit obligation. These gains or losses are recognized in other comprehensive income and are closed to retained earnings.

3. Marketable Securities

We maintain liquidity sufficient to meet general operating requirements, to maintain stability in our short-term borrowing program and to provide flexibility in achieving corporate objectives. Consistent with our business model for managing these instruments, they are carried at fair value through profit or loss.

The following table provides a breakdown of our marketable securities issued or guaranteed by:

(in millions of Canadian dollars)	Dec. 31, 2018	Dec. 31, 2017
U.S. government	9,283	6,097
Financial institutions	2,532	1,207
Other governments	1,304	753
Total marketable securities	$ 13,119	$ 8,057

The following table provides a breakdown of our marketable securities by remaining term to maturity:

(in millions of Canadian dollars)	Dec. 31, 2018				Dec. 31, 2017
	Remaining term to maturity				Remaining term to maturity
	Under 1 year	1 to 3 years	Over 3 years	Total	Under 1 year	1 to 3 years	Over 3 years	Total
Short-term instruments*	6,347	–	–	6,347	3,822	–	–	3,822
Long-term fixed rate securities	311	2,973	3,488	6,772	59	1,936	2,240	4,235
Total marketable securities	$ 6,658	$ 2,973	$ 3,488	$ 13,119	$ 3,881	$ 1,936	$ 2,240	$ 8,057

*	Includes securities considered cash equivalents for the consolidated statement of cash flows of $2,776 million (2017 – $1,470 million).

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4. Loans and Allowance for Credit Losses

LOANS RECEIVABLE

The following table presents the various components of loans receivable and the contractual maturity and related contractual effective yields for gross loans receivable. The yields are computed on a weighted average basis by amount and term. Floating rate yields are expressed as spreads over base rates which consist mainly of LIBOR for U.S. dollars and the Canadian Dollar Offered Rate (CDOR) for Canadian dollars.

(in millions of Canadian dollars)	Dec. 31, 2018						Dec. 31, 2017
	Floating $	Spread to maturity %	Fixed $	Yield to maturity %	Total $		Floating $	Spread to maturity %	Fixed $	Yield to maturity %	Total $
Performing:
Past due	62	1.91	18	4.57	80	(1)	9	8.41	90	5.31	99	(2)

2018	–	–	–	–	–		5,634	1.57	2,251	3.77	7,885
2019	5,560	2.01	1,840	4.02	7,400		6,619	1.94	1,770	4.36	8,389
2020	5,864	1.77	1,762	3.86	7,626		6,798	1.82	1,636	3.81	8,434
2021	7,117	1.71	2,203	2.89	9,320		6,104	1.87	1,928	2.80	8,032
2022	7,983	1.82	1,780	3.79	9,763		5,880	1.74	982	3.96	6,862
2023	4,861	1.82	1,218	3.93	6,079		1,516	2.10	842	4.16	2,358
2024 - 2028	6,955	2.18	3,493	3.82	10,448		4,322	2.57	2,083	4.12	6,405
2029 and beyond	1,026	2.20	2,004	3.05	3,030		842	2.32	978	2.59	1,820
Performing gross loans receivable	39,428	1.96	14,318	3.47	53,746	(3)	37,724	2.07	12,560	3.49	50,284
Impaired	539	3.43	324	5.95	863		465	3.34	450	3.65	915
Gross loans receivable	$ 39,967		$ 14,642		$ 54,609		$ 38,189		$ 13,010		$ 51,199
Accrued interest and fees receivable					272						241
Deferred loan revenue and other					(315)						(313)
Loans receivable					$ 54,566						$ 51,127

(1)	$78 million of receivables were less than 30 days past due.
(2)	All receivables were less than 30 days past due.
(3)	Includes one originated credit-impaired loan of $56 million.

At the end of 2018, the floating rate performing gross loans receivable yield was 4.46% (2017 – 3.52%) with an average term to reset of 103 days (2017 – 87 days).

Sovereign loans represented 2% of total performing gross loans receivable (2017 – 2%).

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We had country risk concentrations as outlined below:

(in millions of Canadian dollars)	Dec. 31, 2018		Dec. 31, 2017
Country	Performing gross loans receivable*	%	Country	Performing gross loans receivable	%
United States	9,885	18	United States	9,250	18
Canada	5,049	9	Canada	4,406	9
India	4,323	8	United Kingdom	3,778	8
Chile	3,621	7	India	3,680	7
Australia	3,232	6	Mexico	2,954	6
United Kingdom	3,161	6	Chile	2,901	6
Mexico	3,031	6	Australia	2,860	6
Saudi Arabia	2,010	4	Brazil	2,144	4
Germany	1,904	3	Saudi Arabia	2,017	4
Brazil	1,524	3	Germany	1,524	3
Other	16,006	30	Other	14,770	29
Total	$ 53,746	100	Total	$ 50,284	100

*	Includes one originated credit-impaired loan of $56 million.

Our most significant single counterparty performing gross loans receivable at the end of 2018 were as follows:

•	four mining sector obligors totalling $3,962 million (2017 – four obligors totalling $4,121 million), two located in Chile, one in Mongolia and one in the United Arab Emirates;

•	three oil and gas sector obligors totalling $2,755 million (2017 – three obligors totalling $3,094 million) located in Mexico, India and Saudi Arabia;

•	one information and communication technologies sector obligor located in the United States for $1,524 million (2017 – one obligor for $1,383 million);

•	one aerospace sector obligor located in the United States for $1,173 million (2017 – three obligors totalling $3,110 million); and

•	one surface transportation sector obligor located in the United Kingdom for $957 million (2017 – nil).

The following reflects the movement in gross loans receivable during the year:

(in millions of Canadian dollars)	2018	2017
Balance beginning of year	51,199	55,375
Disbursements	31,240	27,743
New origination due to modification	56	–
Principal repayments	(30,795)	(28,785)
Principal recoveries from loan asset sales	(226)	(499)
Derecognition due to modification	(193)	–
Loans written off	(119)	(43)
Transferred to held for sale	–	(5)
Capitalized interest	9	5
Foreign exchange translation	3,438	(2,592)
Balance end of year	$ 54,609	$ 51,199

In 2018, we sold $218 million (2017 – $523 million) in performing loans to various counterparties in which we recovered $214 million (2017 – $499 million) and the remaining $4 million (2017 – $24 million) was written off. We also sold a $58 million (2017 – nil) impaired loan for which we recovered $12 million (2017 – nil).

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INDIVIDUALLY IMPAIRED LOANS RECEIVABLE

The following table shows the carrying amount of loans specifically identified as impaired:

(in millions of Canadian dollars)	Dec. 31, 2018	Dec. 31, 2017

Gross loans receivable
Commercial	854	906
Sovereign	9	9
	863	915
Less: Deferred loan revenue and other	20	17
Individual allowance	408	528

Carrying amount of individually impaired loans	$ 435	$ 370
The following reflects the movement in individually impaired gross loans receivable during the year:

(in millions of Canadian dollars)	2018	2017

Balance beginning of year	915	1,037
Loans classified as impaired	210	69
New origination due to modification	56	–
Disbursements on loan guarantees called	44	9
Capitalized interest	3	1
Derecognition due to modification	(193)	–
Loans written off	(115)	(19)
Loans reinstated to performing(1)	(63)	(101)
Principal repayments	(57)	(20)
Principal recoveries from loan sales	(12)	–
Transfer to assets held for sale(2)	–	(5)
Foreign exchange translation	75	(56)

Balance end of year	$ 863	$ 915

(1)	Includes loans that were made performing following the restructuring of credit agreements.

(2)	Refer to Note 6.

In 2018, we had $210 million of loans made impaired (2017 – $69 million) from 20 commercial borrowers (2017 – 14 commercial borrowers and one sovereign borrower).

During the year, due to a modification of the contractual terms of a loan, we derecognized $193 million in gross loans receivable as well as the specific allowance of $137 million. At the time of origination, the new loan was considered credit-impaired and we recognized the new loan at its credit impaired carrying value of $56 million.

During the year, impaired loans to 24 commercial borrowers totalling $115 million of principal (2017 – 20 commercial borrowers totalling $19 million) were written off. These loans were written off after all collection methods had been exhausted and no further prospect of recovery was likely.

In 2018, we had $63 million of loans return to performing status which related to two obligors (2017 – $101 million of loans related to four obligors).

Interest income recognized on impaired loans was $21 million in 2018 (2017 – $19 million).

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EXPOSURE BY CREDIT GRADE

The breakdown of our gross loans receivable, loan commitments and loan guarantees by credit grade was as follows:

(in millions of Canadian dollars)	Dec. 31, 2018					Dec. 31, 2017
	Non-credit-impaired		Credit- impaired
	Stage 1	Stage 2	Stage 3	$	% of total	$	% of total

Gross loans receivable

Investment grade*	23,144	1,871	–	25,015	46%	25,642	50%

Non-investment grade	17,012	11,663	–	28,675	52%	24,642	48%

Individually impaired	–	–	863	863	2%	915	2%

Originated credit-impaired	–	–	56	56	–	–	–

Total gross loans receivable	$ 40,156	$ 13,534	$ 919	$ 54,609	100%	$ 51,199	100%

Loan commitments

Investment grade*	11,832	1,248	–	13,080	63%	13,892	67%

Non-investment grade	5,050	2,634	–	7,684	37%	6,892	33%

Individually impaired	–	–	14	14	–	–	–

Total loan commitments	$ 16,882	$ 3,882	$ 14	$ 20,778	100%	$ 20,784	100%

Loan guarantees

Investment grade*	316	400	–	716	22%	712	27%

Non-investment grade	2,011	486	–	2,497	76%	1,832	70%

Individually impaired	–	–	61	61	2%	72	3%

Total loan guarantees	$ 2,327	$ 886	$ 61	$ 3,274	100%	$ 2,616	100%

*	Investment grade exposure represents obligors with credit ratings of BBB- and above as determined based on our internal credit risk rating methodology.

We employ a range of policies to mitigate credit risk on our commercial loans which includes obtaining certain forms of security interest. The principal types of security interest are mortgages on equipment (mainly aircraft and rolling stock) and real estate, assignments or pledges on various business assets such as trade receivables, inventory, property, plant and equipment, equity shares and bank accounts. Other principal forms of credit enhancement include guarantees from counterparties with higher credit ratings that may be related to the borrower, such as a parent company.

As at the end of 2018, 20% of our loan exposure was collateralized mainly by aircraft and rolling stock (2017 – 24%). For our aerospace portfolio, we obtain third party assessments of each aircraft’s value, when available. The estimated value of our aircraft collateral at the end of 2018 was $9,187 million (2017 – $9,626 million). For the remainder of our secured portfolio, we rely on the latest available financial statements of the obligor and/or guarantor to estimate the collateral. The value of collateral on our impaired portfolio is $168 million (2017 – $120 million).

Our concentrations of risk are managed by obligor, country and industry sector. The maximum gross loans receivable exposure to any one obligor at the end of 2018 was $1,524 million (2017 – $1,399 million). After consideration of unfunded loan participations and loan default insurance, the maximum net exposure to any one obligor was $1,182 million (2017 – $1,052 million).

EDC 2018 ANNUAL REPORT | CONSOLIDATED FINANCIAL STATEMENTS 133

ALLOWANCE FOR CREDIT LOSSES

The following table shows the gross and net carrying amount of our loans receivable, loan commitments and loan guarantees:

(in millions of Canadian dollars)	Dec. 31, 2018(1)			Dec. 31, 2017(1)
	Gross carrying amount	Allowance for losses(2)	Net carrying amount	Gross carrying amount	Allowance for losses(2)	Net carrying amount

Loans receivable	54,609	820	53,789	51,199	1,363	49,836

Loan commitments	20,778	20	20,758	20,784	14	20,770

Loan guarantees	3,274	80	3,194	2,616	135	2,481

Total	$78,661	$920	$77,741	$74,599	$1,512	$73,087

(1)	Current year amounts have been prepared in accordance with IFRS 9. Prior year amounts have not been restated and are prepared in accordance with IAS 39.

(2)	Includes allowance on other receivables of $3 million (December 2017 – $4 million).

In 2018, we developed a new loss given default model for our aerospace portfolio. This model is based on a residual value estimator approach and incorporates forward-looking macroeconomic factors. The new loss given default rates replace the previous assumption which used the fair value of collateral adjusted for estimated repossession costs. The impact of this model update resulted in a $13 million decrease to our allowance for losses.

The following tables reconcile the opening and closing allowance for credit losses for the year ended December 31, 2018.

Reconciling items include the allowance impact due to the following:

•	The impact of transfers between stages before any corresponding remeasurement of allowance;

•	Remeasurement of allowance as a result of transfers between stages and the impact of any credit risk rating changes, changes in model inputs, collateral values and assumptions that did not result in a transfer between stages;

•	New originations during the period, which include newly disbursed loans, newly signed loan commitments, and newly signed loan guarantees and also include loan assets that were originated due to recognition following a modification. New loan originations in Stage 3 include new loans which result from cash outflows on impaired guarantees or loan commitments. We do not consider these assets to be originated credit impaired assets;

•	Net disbursements or repayments and maturities, which include loan disbursements and repayments on existing loans receivable, loan commitments and loan guarantees;

•	Write-off of assets deemed uncollectible;

•	Loan assets that were derecognized due to a modification; and

•	Effect of changes in foreign exchange rates.

134 CONSOLIDATED FINANCIAL STATEMENTS | EDC 2018 ANNUAL REPORT

Changes to the allowance for losses on loans receivable, loans commitments and loan guarantees for the year ended December 31, 2018 were as follows:

(in millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	2018 Total
Allowance for losses on loans receivable

Balance beginning of year	113	388	523	1,024

Provision for (reversal of) credit losses

Transfer to stage 1	116	(112)	(4)	–

Transfer to stage 2	(47)	50	(3)	–

Transfer to stage 3	–	(6)	6	–

Remeasurements	(107)	11	32	(64)

New originations	71	29	19	119

Net repayments and maturities	(43)	(29)	(1)	(73)

Total provision for (reversal of) credit losses	(10)	(57)	49	(18)

Write-offs	–	(4)	(119)	(123)

Modification resulting in derecognition	–	–	(137)	(137)

Foreign exchange translation	7	26	41	74

Balance end of year	110	353	357	820

Stage 3 allowance consists of:

Impairment gain on originated credit-impaired loan			(51)

Individual allowance			408

Total stage 3 allowance			357

Allowance for losses on loan commitments

Balance beginning of year	4	5	–	9

Provision for (reversal of) credit losses

Transfer to stage 1	13	(13)	–	–

Transfer to stage 2	(3)	3	–	–

Transfer to stage 3	–	–	–	–

Remeasurements	(15)	17	1	3

New originations	9	–	–	9

Net repayments and maturities	–	(1)	(1)	(2)

Total provision for credit losses	4	6	–	10

Foreign exchange translation	–	1	–	1

Balance end of year	8	12	–	20

Allowance for losses on loan guarantees

Balance beginning of year	16	9	54	79

Provision for (reversal of) credit losses

Transfer to stage 1	11	(11)	–	–

Transfer to stage 2	(9)	9	–	–

Transfer to stage 3	–	(1)	1	–

Remeasurements	(40)	30	30	20

New originations	39	1	–	40

Net repayments and maturities	(7)	(15)	(41)	(63)

Total provision for (reversal of) credit losses	(6)	13	(10)	(3)

Foreign exchange translation	1	2	1	4

Balance end of year	11	24	45	80

Total allowance for losses on loans receivable, loan commitments and loan guarantees	$ 129	$ 389	$ 402	$ 920

EDC 2018 ANNUAL REPORT | CONSOLIDATED FINANCIAL STATEMENTS 135

The following table reflects the movement in the allowance for losses on loans receivable, loan commitments and loan guarantees during the prior period:

(in millions of Canadian dollars)				Dec. 31, 2017(1)
	Balance beginning of year	Provision for (reversal of) credit losses	Write- offs	Foreign exchange translation	Balance end of year

Loans receivable(2)	1,552	(90)	(18)	(81)	1,363

Loan commitments	78	(61)	–	(3)	14

Loan guarantees(3)	105	32	–	(2)	135

Total	$ 1,735	$ (119)	$ (18)	$ (86)	$ 1,512

(1)

Prior period amounts have not been restated and are prepared in accordance with IAS 39. Refer to Note 2 for the reconciliation of the closing impairment allowance under IAS 39 to the opening allowance for credit losses under IFRS 9.

(2)	Includes allowance on other receivables of $4 million.

(3)	Included in the liability for loan guarantees.

The following table shows the breakdown of our provision for credit losses:

(in millions of Canadian dollars)	Dec. 31, 2017(1)

Updated probability of default and loss given default models	(123)

Update to allowance assumption	(46)

Changes in portfolio composition(2)	(55)

Increased concentration threshold	(6)

Credit migration	111

Reversal of provision for credit losses	$ (119)

(1)	Prior period amounts have not been restated and are prepared in accordance with IAS 39.

(2)

Represents provision requirements (reversals) as a result of disbursements, new financing business facilitated and repayments. Also includes the impact of changes in collateral values for our secured loans as these impacts should be considered in conjunction with the impact of the repayments on these loans throughout the year.

5. Investments

(in millions of Canadian dollars)	Dec. 31, 2018		Dec. 31, 2017
	Cost	Fair value	Cost	Fair value
Direct investments

Equity interests	168	163	150	134

Loans and debt securities	8	5	6	5
	176	168	156	139

Fund investments	999	1,174	912	985

Total	$ 1,175	$ 1,342	$ 1,068	$ 1,124

6. Assets Held for Sale

Assets held for sale represent assets returned to us as a result of default under loan agreements.

(in millions of Canadian dollars)	Dec. 31, 2018	Dec. 31, 2017

Aircraft	11	12

Helicopters	2	22

Total	$ 13	$ 34

At the beginning of 2018, the portfolio consisted of seven helicopters and one aircraft. During the year, one helicopter was sold for $5 million (2017 – no sales occurred). Another helicopter was transferred to a finance lease for $6 million (2017 – no leases occurred). Additionally, two helicopters valued at $7 million in total were reclassified from assets held for sale to equipment available for lease which is included in other assets.

136 CONSOLIDATED FINANCIAL STATEMENTS | EDC 2018 ANNUAL REPORT

On a quarterly basis and upon reclassification to a new portfolio, we assess whether there is any indication of impairment of our aircraft given current market conditions such as recent aircraft sales, leasing rates and other market conditions. At the time of reclassification of the two helicopters to equipment available for lease, no impairment loss was recorded. For the remaining aircraft in the held for sale portfolio, a $5 million impairment loss was recorded in other (income) expenses in 2018 (2017 – $11 million).

During 2018, no aircraft were returned to us as a result of loan foreclosures (2017 – one helicopter).

7. Recoverable Insurance Claims

During the year, changes to recoverable insurance claims were as follows:

(in millions of Canadian dollars)	2018	2017

Balance beginning of year	65	63

Claims paid	74	201

Claims recovered	(38)	(41)

Claims recovered from reinsurers	(18)	(3)

Change in recoverable portion of cumulative claims paid	(52)	(151)

Foreign exchange translation	4	(4)

Balance end of year	$ 35	$ 65

Of the $74 million in claim payments made during 2018 (2017 – $201 million), 67% were related to the credit insurance product group (2017 – 85%). The largest concentrations of claim payments and recoveries were in the following geographic areas:

(in millions of Canadian dollars)	Dec. 31, 2018		Dec. 31, 2017(1)
	Claims paid	Claims recovered(2)	Claims paid	Claims recovered(2)

North America	23	27	144	8

South and Central America and the Caribbean	16	4	8	18

Asia and Pacific	13	6	13	2

Middle East and Africa	12	11	24	12

Europe and Commonwealth of Independent States	10	8	12	4

Total	$ 74	$ 56	$ 201	$ 44

(1)	Prior period has been reclassified to reflect current period presentation.

(2)	Represents recoveries on claims paid in the current and prior years.

8. Other Assets

(in millions of Canadian dollars)	Dec. 31, 2018	Dec. 31, 2017

Restructuring payments receivable	32	36

Insurance premiums receivable	27	25

Guarantee fees receivable	23	16

Prepaid expenses	13	13

Equipment available for lease	7	–

Net investment in finance leases	5	–

Other	63	48

Total	$ 170	$ 138

Restructuring payments receivable relate to an agreement between EDC and an airline obligor as part of the terms of a loan restructuring that was finalized in 2007. The receivable relates to a payable as shown in Note 12.

EDC 2018 ANNUAL REPORT | CONSOLIDATED FINANCIAL STATEMENTS 137

9. Property, Plant and Equipment

During the year, changes to property, plant and equipment were as follows:

(in millions of Canadian dollars)				2018				2017
	Computer hardware	Furniture and equipment	Leasehold improvements	Total	Computer hardware	Furniture and equipment	Leasehold improvements	Total
Cost:

Balance beginning of year	39	22	56	117	36	20	55	111

Additions	2	–	3	5	6	2	1	9

Disposals	(6)	–	–	(6)	(3)	–	–	(3)

Balance end of year	35	22	59	116	39	22	56	117

Accumulated depreciation:

Balance beginning of year	(29)	(18)	(16)	(63)	(25)	(17)	(14)	(56)

Depreciation expense	(6)	(1)	(2)	(9)	(7)	(1)	(2)	(10)

Disposals	6	–	–	6	3	–	–	3

Balance end of year	(29)	(19)	(18)	(66)	(29)	(18)	(16)	(63)

Carrying amount	$ 6	$ 3	$ 41	$ 50	$ 10	$ 4	$ 40	$ 54

Future contractual commitments related to property, plant and equipment at the end of 2018 were $1 million (2017 – $2 million).

10. Intangible Assets

During the year, changes to intangible assets were as follows:

(in millions of Canadian dollars)			2018			2017
	Internally developed software	Acquired computer software	Total	Internally developed software	Acquired computer software	Total
Cost:

Balance beginning of year	163	108	271	152	89	241

Additions	9	19	28	11	20	31

Disposals	–	(8)	(8)	–	(1)	(1)

Balance end of year	172	119	291	163	108	271

Accumulated amortization:

Balance beginning of year	(96)	(69)	(165)	(90)	(59)	(149)

Amortization expense	(10)	(14)	(24)	(6)	(11)	(17)

Disposals	–	8	8	–	1	1

Balance end of year	(106)	(75)	(181)	(96)	(69)	(165)

Carrying amount	$ 66	$ 44	$ 110	$ 67	$ 39	$ 106

Future contractual commitments related to intangible assets at the end of 2018 were $39 million (2017 – $22 million).

138 CONSOLIDATED FINANCIAL STATEMENTS | EDC 2018 ANNUAL REPORT

11. Building under Finance Lease

Our head office building is held under a finance lease for 20 years with the option of two further terms of 5 years each. Future minimum lease payments under the obligation under finance lease as well as the present value of the minimum lease payments based on the expected 25 year lease term are as follows:

(in millions of Canadian dollars)	Dec. 31, 2018		Dec. 31, 2017
	Minimum payments	Present value of minimum lease payments	Minimum payments	Present value of minimum lease payments

2018	–	–	11	11

2019	11	11	11	10

2020	11	10	11	10

2021	11	10	11	9

2022	11	9	11	9

2023	11	9	11	9

2024 and beyond	167	101	167	96

Total	222	150	233	154

Less: future finance charges	(72)	–	(79)	–

Present value of minimum lease payments	$ 150	$ 150	$ 154	$ 154
During the year, changes to the building under finance lease were as follows:

(in millions of Canadian dollars)	2018	2017

Cost	177	177

Accumulated depreciation:

Balance beginning of year	(43)	(36)

Depreciation expense	(7)	(7)

Balance end of year	(50)	(43)

Carrying amount	$ 127	$ 134

12. Accounts Payable and Other Credits

(in millions of Canadian dollars)	Dec. 31, 2018	Dec. 31, 2017

Canada Account payable	88	9

Employee benefit accruals	51	46

Trade payables and accruals	40	26

Restructuring payments payable	29	34

Reinsurance premiums payable	10	7

Other payables and other credits	8	1

Total	$ 226	$ 123

Canada Account payable primarily represents the amount of cash repayments (principal and interest) received by EDC from borrowers on Canada Account loans which were not yet remitted at year-end to the Consolidated Revenue Fund.

Restructuring payments payable relates to an agreement between EDC and an airline obligor as part of the terms of a loan restructuring that was finalized in 2007. The payable relates to a receivable as shown in Note 8.

EDC 2018 ANNUAL REPORT | CONSOLIDATED FINANCIAL STATEMENTS 139

13. Debt Instruments

We issue debt instruments in global capital markets. Short-term payables consist of commercial paper and other short-term debt related instruments that we issue with maturities under one year. Long-term payables represent bonds and other long-term instruments which we issue in U.S. dollars and other currencies with maturities exceeding one year. We use derivative instruments to manage interest rate risk and foreign exchange risk, and also for asset liability management purposes. Refer to Note 14 for further details on our derivative instruments.

EDC is wholly owned by the Government of Canada and our obligations are backed by the full faith and credit of the Government of Canada which holds a AAA credit rating. Therefore, there is no significant change in the value of our debt instruments that can be attributed to changes in our own credit risk.

LOANS PAYABLE

The components of loans payable (excluding derivatives) were as follows:

(in millions of Canadian dollars)	Dec. 31, 2018			Dec. 31, 2017
	Designated at fair value through profit or loss	At amortized cost	Total	Designated at fair value through profit or loss	At amortized cost	Total

Short-term payables	11,085	–	11,085	6,424	–	6,424

Long-term payables due within current year*	9,646	5,136	14,782	11,099	639	11,738

over one year	25,781	3,800	29,581	20,963	7,989	28,952

Total long-term payables	35,427	8,936	44,363	32,062	8,628	40,690

Total	$ 46,512	$ 8,936	$ 55,448	$ 38,486	$ 8,628	$ 47,114
* Includes accrued interest of $17 million (2017 – $10 million).

The amount to be paid at maturity on the debt designated at fair value through profit or loss was $46,360 million (2017– $38,387 million), $152 million less than the December 2018 fair value (2017 – $99 million).

In 2018, there were unrealized foreign exchange translation losses of $692 million (2017 – gains of $417 million) on our loans payable designated at amortized cost. The foreign exchange exposure of these loans payable is managed as part of our foreign currency risk management together with all other assets and liabilities. Refer to Note 31 for our consolidated foreign exchange translation (gain) loss.

The following table notes the changes in loans payable arising from financing activities:

(in millions of Canadian dollars)	2018			2017
	Short-term loans payable	Long-term loans payable	Total	Short-term loans payable	Long-term loans payable	Total

Balance beginning of year	6,424	40,690	47,114	9,238	39,863	49,101

Net cash flows	3,864	1,070	4,934	(2,285)	2,763	478

Non-cash changes

Foreign exchange translation	750	2,592	3,342	(529)	(1.857)	(2,386)

Fair value changes	(3)	1	(2)	–	(80)	(80)

Change in accrued interest	50	10	60	–	1	1

Balance end of year	$ 11,085	$ 44,363	$ 55,448	$ 6,424	$ 40,690	$ 47,114

140 CONSOLIDATED FINANCIAL STATEMENTS | EDC 2018 ANNUAL REPORT

STRUCTURED NOTES

We have entered into a number of structured notes as part of our funding program. Structured notes are hybrid securities that combine debt instruments with derivative components.

Structured notes outstanding, included in loans payable, were as follows:

(in millions of Canadian dollars)	Dec. 31, 2018	Dec. 31, 2017

Callable/extendible	486	722

Zero coupon	–	92

Total	$486	$814

We have executed swap contracts to mitigate interest rate risk and foreign exchange risk on these structured borrowings. These contracts ensure that we will receive proceeds from the swap to meet the requirements of settling and servicing the debt obligation. In swapping out of the underlying bond issue, the potential interest rate risk has been converted to credit risk. Credit exposure on derivative instruments is further discussed in Note 14.

14. Derivative Instruments

We use a variety of derivative instruments to manage costs, returns and levels of financial risk associated with our funding, investment and risk management activities.

We currently use, but are not limited to, the following types of instruments:

Interest rate swaps – transactions in which two parties exchange interest flows on a specified notional amount on predetermined dates for a specified period of time using agreed-upon fixed or floating rates of interest. Notional amounts upon which interest payments/receipts are based are not exchanged.

Cross currency interest rate swaps – transactions in which two parties exchange currencies at inception and at maturity, as well as interest flows on the exchanged amounts on predetermined dates for a specified period of time using agreed-upon fixed or floating rates of interest.

Foreign exchange swaps – commitments to exchange cash flows in different currencies where there are two exchanges; the first is made at the spot rate at inception and the second at a predetermined rate on a specified date in the future.

Foreign exchange forwards – commitments to exchange cash flows in different currencies, for which the foreign exchange rate is predetermined, at a specified date in the future.

In any transaction there is a potential for loss. This loss potential is represented by (1) credit risk, wherein a counterparty fails to perform an obligation as agreed upon, causing the other party to incur a financial loss, and (2) interest rate risk and foreign exchange risk, where an exposure exists as a result of changes in interest rates or foreign exchange rates.

We manage our exposure to interest rate risk and foreign exchange risk using limits developed in consultation with the Department of Finance and approved by our Board of Directors. Both our internal policies and guidelines (established in our Global Risk Management Group and approved by our Board of Directors) and those set by the Minister of Finance limit our use of derivatives. We do not use derivative instruments for speculative purposes.

We manage our exposure to derivative counterparty credit risk by contracting only with creditworthy counterparties, establishing International Swaps and Derivatives Association (ISDA) master netting agreements, and in certain cases entering into collateral agreements, via Credit Support Annex with those counterparties. Internal policies and procedures establish credit approvals, controls and monitoring.

Under ISDA master netting agreements, the amounts owing by each counterparty on a single day may be netted into a single payment by currency. We do not use these agreements for daily netting, and accordingly, the ISDA agreements do not meet the criteria for offsetting in the consolidated statement of financial position. We retain the use of these agreements to allow the right to offset all outstanding derivative instruments upon specific credit events such as the default of one of the parties to the

EDC 2018 ANNUAL REPORT | CONSOLIDATED FINANCIAL STATEMENTS 141

agreement. Upon such events, all transactions under the agreement are terminated, a net termination value is assessed which determines the final amount payable to settle all outstanding transactions.

Collateral agreements provide for the posting of collateral by the counterparty when our exposure to that entity exceeds a certain threshold. At the end of 2018, there was no collateral held by a third party custodian (2017 – $24 million, consisting of AAA rated government issued securities).

All derivative counterparties must have a minimum credit rating of A- and any exception must be approved by the Board of Directors. In 2018, we did not hold any derivatives with counterparties that had a rating below this requirement (2017 – none).

In 2018, we reviewed our contracts for embedded derivatives in non-financial contracts and determined that there were no embedded derivatives.

Notional amounts are not recorded as assets or liabilities on our consolidated statement of financial position as they only represent the face amount of the contract to which a rate or a price is applied to determine the amount of cash flows to be exchanged.

The remaining term to maturity for the notional amounts of our derivative contracts was as follows:

(in millions of Canadian dollars)	Dec. 31, 2018				Dec. 31, 2017
	Remaining term to maturity				Remaining term to maturity
	Under 1 year	1 to 3 years	Over 3 years	Total	Under 1 year	1 to 3 years	Over 3 years	Total

Interest rate swaps	8,802	16,313	15,939	41,054	8,090	14,688	11,301	34,079

Cross currency interest rate swaps	3,098	4,078	6,266	13,442	4,085	4,846	3,815	12,746

Foreign exchange swaps	5,901	–	–	5,901	4,156	–	–	4,156

Foreign exchange forwards	75	–	–	75	37	–	–	37

Total	$ 17,876	$ 20,391	$ 22,205	$ 60,472	$ 16,368	$ 19,534	$ 15,116	$ 51,018
The following table provides the fair values for each category of derivative financial instrument:

(in millions of Canadian dollars)			Dec. 31, 2018			Dec. 31, 2017
			Positive	Negative	Total	Positive	Negative	Total

Cross currency interest rate swaps			25	1,519	(1,494)	167	1,329	(1,162)

Interest rate swaps			184	378	(194)	95	267	(172)

Foreign exchange swaps			47	73	(26)	53	91	(38)

Foreign exchange forwards			–	1	(1)	–	3	(3)

Total derivative instruments			256	1,971	(1,715)	315	1,690	(1,375)

Impact of netting agreements			(244)	(244)	–	(263)	(263)	–

Total*			$12	$ 1,727	$ (1,715)	$ 52	$ 1,427	$ (1,375)

Applicable collateral					–			(24)

Net amount					$ (1,715)			$ (1,399)

*  Includes net derivative instruments liabilities arising from financing activities of $945 million (2017 – $863 million).

The following table notes the changes in derivative instruments arising from financing activities:

(in millions of Canadian dollars)			Dec. 31, 2018		Dec. 31, 2017

Balance beginning of year			(863)		(1,429)

Net cash flows			564		257

Non-cash changes

Foreign exchange translation and other			(515)		402

Fair value changes			(73)		(54)

Change in accrued interest			(58)		(39)

Balance end of year			$ (945)		$ (863)

142 CONSOLIDATED FINANCIAL STATEMENTS | EDC 2018 ANNUAL REPORT

15. Debt Instrument Maturities

We can combine debt instruments with derivative instruments to generate floating rate funding. For example, a fixed rate debt issue can be combined with an interest rate swap to generate floating rate funding instead of issuing a floating rate note. Issuing fixed rate debt as well as floating rate notes provides us with access to a more diversified investor base. The following table shows our resulting net fixed and floating rate debt positions, as well as the maturities and yields of those net positions. Although we measure our swaps and the majority of debt instruments at their fair value on the financial statements, they are shown below at their notional amounts in order to provide information on cash requirements at maturity of the instruments.

(in millions of Canadian dollars)	Dec. 31, 2018					Dec. 31, 2017
Year of maturity	Debt issues	Swap contracts	Net	Yield* (%)	Debt issues	Swap contracts	Net	Yield* (%)
Fixed rate issues

2018	–	–	–	–	8,703	(7,194)	1,509	1.48

2019	9,284	(4,233)	5,051	1.56	8,582	(3,930)	4,652	1.56

2020	8,903	(7,518)	1,385	1.76	6,721	(5,439)	1,282	1.75

2021	5,622	(3,304)	2,318	1.09	5,059	(2,891)	2,168	1.06

2022	3,441	(3,168)	273	2.91	2,611	(2,611)	–	–

2023	4,786	(4,103)	683	2.57	302	(302)	–	–

2024 to 2028	35	(35)	–	–	–	–	–	–

2029 and beyond	–	–	–	–	63	(63)	–	–

Subtotal	32,071	(22,361)	9,710	1.66	32,041	(22,430)	9,611	1.39

Floating rate issues

2018	–	–	–		9,410	7,680	17,090

2019	16,448	4,588	21,036		2,640	4,115	6,755

2020	2,840	7,661	10,501		1,383	5,551	6,934

2021	913	3,349	4,262		–	2,895	2,895

2022	1,584	3,230	4,814		1,531	2,612	4,143

2023	1,423	4,225	5,648		–	302	302

2024 to 2028	–	35	35		–	–	–

2029 and beyond	–	–	–		–	63	63

Subtotal	23,208	23,088	46,296	2.33	14,964	23,218	38,182	1.39

Total	$ 55,279	$ 727	$ 56,006		$ 47,005	$ 788	$ 47,793

*	Refers to yield to maturity for fixed rate issues and yield to reset for floating rate issues.

At the end of 2018, the contractual cash flows, including principal and estimated interest (using current contractual rates), related to our debt portfolio were as follows:

(in millions of Canadian dollars)				Dec. 31, 2018
	Under 1 year	1 to 3 years	Over 3 to 5 years	Over 5 years	Total

Debt	26,637	19,027	11,502	36	57,202

Swap contracts

Receivable	(4,649)	(11,332)	(7,474)	(36)	(23,491)

Payable	5,134	11,695	7,703	36	24,568

Total	$ 27,122	$ 19,390	$ 11,731	$ 36	$ 58,279

Credit exposure and other details of derivative instruments are included as part of Note 14.

EDC 2018 ANNUAL REPORT | CONSOLIDATED FINANCIAL STATEMENTS 143

16. Premium and Claims Liabilities

The premium and claims liabilities broken down by product group were as follows:

(in millions of Canadian dollars)	Dec. 31, 2018			Dec. 31, 2017
	Insurance	Reinsurance	Net liabilities	Insurance	Reinsurance	Net liabilities

Credit insurance*	210	(10)	200	274	(13)	261

Contract insurance and bonding	70	(10)	60	45	(1)	44

Political risk insurance	610	(130)	480	289	(89)	200

Total	$ 890	$ (150)	$ 740	$ 608	$ (103)	$ 505

*	Includes financial institutions insurance.

The premium and claims liabilities were comprised of the following components:

(in millions of Canadian dollars)	Dec. 31, 2018	Dec. 31, 2017

Deferred insurance premiums	160	146

Allowance for claims on insurance	730	462

Total premium and claims liabilities	890	608

Reinsurers’ share of allowance for claims on insurance	(110)	(71)

Prepaid reinsurance	(40)	(32)

Reinsurers’ share of premium and claims liabilities	(150)	(103)

Net premium and claims liabilities	$ 740	$ 505

During the year, the premium and claims liabilities were impacted by the following factors:

(in millions of Canadian dollars)	Dec. 31, 2018			Dec. 31, 2017
	Insurance	Reinsurance	Net liabilities	Insurance	Reinsurance	Net liabilities

Balance beginning of year	608	(103)	505	656	(116)	540

Change in portfolio make-up and risk ratings	312	(37)	275	14	(22)	(8)

Update of actuarial assumptions	10	–	10	(3)	21	18

Update to expense assumption methodology	(70)	–	(70)	(36)	5	(31)

Foreign exchange translation	30	(10)	20	(23)	9	(14)

Balance end of year	$ 890	$ (150)	$ 740	$ 608	$ (103)	$ 505

In 2018, we updated the methodology for the expense assumption used in the actuarial calculation of our allowance for claims on insurance policies. The difference between using the updated methodology and the prior methodology as at December 31, 2018 is a $70 million release of allowance and represents a change in accounting estimate. This change in estimate also impacted claims-related expenses reported in Note 30. The impact on future periods has not been determined as it is impracticable to estimate.

Subsequent to the end of the year, we paid $300 million for a claim in our political risk insurance product group related to risks in North Africa, which is included in premium and claims liabilities as at December 31, 2018.

17. Financing Commitments

We have three types of financing commitments.

The first type is undisbursed amounts on signed loan agreements totalling $20,778 million (2017 – $20,784 million). These commitments are immediately available to the obligor for drawdown subject to continued adherence to contractual covenants established under the financing agreements.

144 CONSOLIDATED FINANCIAL STATEMENTS | EDC 2018 ANNUAL REPORT

Undisbursed amounts on signed loan agreements with their committed fixed rates or committed floating rate spreads are outlined in the following table. All yields are computed on a weighted average basis and the spreads over floating interest rates represent the spreads over base rates which consist mainly of U.S. dollar LIBOR.

(in millions of Canadian dollars)	Dec. 31, 2018					Dec. 31, 2017
	Fixed $	Estimated spot yield %	Floating $	Spread %	Total $	Fixed $	Estimated spot yield %	Floating $	Spread %	Total $

Commercial	298	3.96	20,364	1.44	20,662	1,013	3.00	19,635	1.37	20,648

Sovereign	112	2.86	4	3.36	116	120	2.86	16	2.03	136

Total	$ 410	3.66	$ 20,368	1.44	$ 20,778	$ 1,133	2.99	$ 19,651	1.37	$ 20,784

We also have loan and loan guarantee commitments for which terms related to the transaction, such as interest rate type and disbursement schedule, have not yet been determined. This category of commitments includes letters of offer accepted and outstanding for loans of $3,660 million (2017 – $3,756 million) and loan guarantees of $310 million (2017 – $18 million) as well as unallocated confirmed lines of credit of $121 million (2017 – $112 million).

The third type of financing commitment relates to undisbursed investment commitments of $736 million for fund investments (2017 – $784 million) and nil for direct investments (2017 – $1 million). The majority of these commitments are drawn down over a five-year period, although drawdowns may occur over the life of the fund at the discretion of the fund managers.

18. Contingent Liabilities

INSURANCE IN FORCE AND LOAN GUARANTEES

As described in Note 1, we are subject to a limit imposed by the Act on our contingent liabilities related to the total principal amount owing under all insurance policies, reinsurance policies, indemnities and guarantees of the greater of (i) $45 billion and (ii) an amount equal to 10 times EDC’s authorized capital. The following table presents the net amount of these contingent liabilities:

(in millions of Canadian dollars)	Dec. 31, 2018	Dec. 31, 2017

Insurance in force:

Credit insurance	11,282	9,294

Financial institutions insurance	1,996	3,392

Contract insurance and bonding	10,016	8,297

Political risk insurance	886	915

Reinsurance ceded*	(250)	(250)

Total insurance in force	23,930	21,648

Loan guarantees	3,274	2,616

Total	$ 27,204	$ 24,264

*	Represents treaty reinsurance agreements covering most bonding obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

Insurance in Force

Exposure on our insurance in force at the end of 2018 totalled $23,930 million (2017 – $21,648 million). Net premium and claims liabilities related to this exposure on the consolidated statement of financial position was $740 million (2017 – $505 million); refer to Note 16 for further details. For details regarding insurance products and risks refer to Note 19.

Loan Guarantees

We issue loan guarantees to cover non-payment of principal, interest and fees owing to financial institutions providing loans to Canadian exporters or buyers of Canadian goods and services. Calls on guarantees result in our recognition of a loan asset within our financial statements and become a direct obligation of the exporter or buyer. At the end of 2018, loan guarantees with performing obligors were $3,214 million of which $54 million were secured (2017 – $2,544 million in performing guarantees of which $35 million were secured). Loan guarantees with impaired obligors were $60 million for 2018 of which none were secured (2017 – $72 million of which none were secured).

EDC 2018 ANNUAL REPORT | CONSOLIDATED FINANCIAL STATEMENTS 145

Loan guarantees on the consolidated statement of financial position were comprised as follows:

(in millions of Canadian dollars)	Dec. 31, 2018	Dec. 31, 2017

Deferred guarantee fee revenue	78	57

Allowance for losses on loan guarantees*	80	135

Total	$ 158	$ 192

*	Current year amounts have been prepared in accordance with IFRS 9. Prior period amounts have not been restated and are prepared in accordance with IAS 39.

MATURITY ANALYSIS

The maturity profile of our insurance in force and loan guarantees is summarized as follows:

(in millions of Canadian dollars)	Dec. 31, 2018
	Credit insurance	Financial institutions insurance	Contract insurance and bonding	Political risk insurance	Loan guarantees	Reinsurance ceded *	Total

2019	6,926	1,908	3,800	31	3,095	(250)	15,510

2020	3,056	87	2,948	277	27	–	6,395

2021	945	1	404	144	33	–	1,527

2022	348	–	191	32	53	–	624

2023	7	–	93	15	9	–	124

2024 – 2028	–	–	2,580	344	57	–	2,981

2029 and beyond	–	–	–	43	–	–	43

Total	$ 11,282	$ 1,996	$ 10,016	$ 886	$ 3,274	$ (250)	$ 27,204

(in millions of Canadian dollars)	Dec. 31, 2017
	Credit insurance	Financial institutions insurance	Contract insurance and bonding	Political risk insurance	Loan guarantees	Reinsurance ceded *	Total

2018	8,813	3,271	2,621	84	2,494	(250)	17,033

2019	129	121	2,101	199	–	–	2,550

2020	288	–	961	117	23	–	1,389

2021	59	–	177	29	79	–	344

2022	5	–	98	139	6	–	248

2023	–	–	–	16	8	–	24

2024 – 2028	–	–	2,339	307	6	–	2,652

2029 and beyond	–	–	–	24	–	–	24

Total	$ 9,294	$ 3,392	$ 8,297	$ 915	$ 2,616	$ (250)	$ 24,264

*	Represents treaty reinsurance agreements covering most bonding obligors and the short-term export credit insurance portfolio, including most foreign bank exposures.

LEGAL PROCEEDINGS

We are involved in various legal proceedings in the ordinary course of business. Management does not expect the outcome of any of these proceedings to have a material effect on our consolidated financial position or our results of operations.

146 CONSOLIDATED FINANCIAL STATEMENTS | EDC 2018 ANNUAL REPORT

19. Insurance Risks

INSURANCE AND FINANCIAL RISK

We principally issue insurance to our customers to protect them against non-payment by an obligor and/or other losses. Guarantees and surety bond insurance are typically issued to the counterparties of our customers in order to provide them with recourse should our customers not perform as contracted.

We define insurance risk to be the risk of loss or harm due to actual experience being different from that assumed when an insurance product was designed and priced.

The risks within our insurance program are mitigated by diversification across geographical markets, industries and a portfolio of insurance contracts across uncorrelated product lines. We further manage our risk through the application of a detailed underwriting process which ensures that exposures receive tiered levels of due diligence based on their size and level of risk. Our risk acceptance decisions are supported by our resources in the areas of economics, political risk and legal. Our risk management procedures also include the use of risk transfer arrangements.

The core operating principles for risk transfer activities are to (1) mitigate potential large losses due to existing high concentration in obligor, sector and country risk, (2) protect from credit deterioration within the portfolio and (3) proactively acquire additional credit capacity.

We engage in various risk transfer activities primarily through co-insurance and reinsurance. Co-insurance can be defined as leveraging another insurer’s capacity by jointly sharing the risk of the original insurance policy. A co-insurance agreement is typically put in place at the time of origination of the transaction. Under this structure, we are not exposed to the credit risk of the co-insurer.

Under a reinsurance structure, we assume the risk of the original policy, and cede that risk to a counterparty (the “reinsurer”) to limit our exposure to large losses. We have treaty reinsurance agreements covering the short-term export credit insurance portfolio, most bonding and foreign bank exposures, and the political risk insurance portfolio. We additionally have facultative reinsurance agreements covering specific credit insurance policies and buyers and some large bonding obligors, as well as specific political risk insurance policies. Reinsurance contracts do not relieve us of our obligations to the insured; however, they do provide for the recovery of claims arising from the liabilities ceded. Under a reinsurance structure, we are exposed to the credit risk of the reinsurer (referred to as counterparty risk). To help mitigate this risk, our placement of reinsurance is diversified such that it is not dependent on a single reinsurer. Reinsurance counterparty exposure is managed under our reinsurance counterparty management procedures and monitored by our Global Risk Management Group.

In addition to our risk management procedures discussed above, our Claims and Recoveries team thoroughly reviews debt files at all stages of the overdue, claim and recovery process. This team manages and pursues debt files to minimize losses. Continuously evolving documentation and analytical standards also ensure that the claims process and its outcomes are appropriate and consistent.

We also manage our exposure through policy structuring measures including the use of maximum liability amounts and risk sharing with our customers on certain contracts.

Note that the terms “exposure” and “insurance in force” are used interchangeably throughout this section to refer to the lesser of current policy declarations and the total maximum liability of all active policies at the reporting date. In this section, issued and assumed policies are grouped together to reflect their similar risk impacts to EDC.

CONCENTRATIONS OF INSURANCE RISK

Management identifies concentrations of insurance risk through the review of portfolio data and sensitivity analysis. Risk limits are imposed at the insurance product level to ensure that we are not over-exposed to any one risk. Concentrations of insurance risk can result from large policies with specific entities, as well as from geographical region. Concentrations of risk for our insurance business are discussed below based on the four principal insurance product groups that we underwrite.

EDC 2018 ANNUAL REPORT | CONSOLIDATED FINANCIAL STATEMENTS 147

Credit Insurance

Credit insurance protects exporters of goods and services trading on credit terms of generally up to one year against non-payment due to commercial and political risks. Commercial and political risks covered include buyer insolvency, default, repudiation of goods by buyer, contract cancellation and conversion and risk transfer, cancellation of export or import permits or war-related risks.

Our primary risk in the credit insurance product group is the credit risk of our customers’ obligors. During our underwriting process, our assessment considers both an entity’s ability and willingness to pay. Ability to pay is primarily based on the financial strength, operations and leadership of the entity (commercial or sovereign) that is the source of our risk. Other factors, such as the environment of the entity’s industry, the economy and political and geographical events are also considered. Willingness to pay is assessed based on the entity’s payment history, reputation and governance.

We use a rating system to assign risk levels to our customers’ obligors. Buyer credit limits for each obligor are then established and approved for specified periods of time. The percentage of outstanding buyer limits based on the internal ratings assigned to the policyholders’ obligors, as well as the equivalent external ratings, were as follows:

			Dec. 31, 2018	Dec. 31, 2017
Internal risk level	Standard & Poor’s	Moody’s	Percentage of outstanding buyer limits	Percentage of outstanding buyer limits

Low	AAA to A-	Aaa to A3	37%	35%

Moderate	BBB+ to BBB-	Baa1 to Baa3	30%	29%

Medium	BB+ to BB	Ba1 to Ba2	15%	15%

High	BB- to B-	Ba3 to B3	16%	17%

Priority watch	CCC+ to D	Caa1 to C	2%	4%

The major concentrations of risk by country based on the actual declared exposure for the credit insurance product group were as follows:

(in millions of Canadian dollars)			Dec. 31, 2018				Dec. 31, 2017
	Credit insurance	Reinsurance ceded	Net credit insurance		Credit insurance	Reinsurance ceded	Net credit insurance

United States	5,725	(5)	5,720	United States	4,785	(4)	4,781

China	592	–	592	Brazil	540	–	540

Brazil	524	–	524	China	414	(1)	413

Mexico	373	–	373	United Kingdom	309	(26)	283

United Kingdom	394	(27)	367	Mexico	273	–	273

Other	3,716	(10)	3,706	Other	3,013	(9)	3,004

Total	$ 11,324	$(42)	$11,282	Total	$ 9,334	$ (40)	$ 9,294

Financial Institutions Insurance

Financial institutions insurance supports Canadian exporters with credit risk and payment risk mitigation on terms of generally less than one year. Within our financial institutions insurance product group, our primary risk lies with the credit rating of the counterparty bank. At the end of 2018, our financial institutions insurance policies had outstanding $515 million (2017 – $1,421 million) of insurance exposure that was rated as investment grade and $1,481 million (2017 – $1,971 million) of insurance exposure rated as non-investment grade.

148 CONSOLIDATED FINANCIAL STATEMENTS | EDC 2018 ANNUAL REPORT

Additional risk can arise from significant transactions within a geographical region. The major concentrations of risk by country for the financial institutions product group, based on the total potential risk exposure, were as follows:

(in millions of Canadian dollars)	Dec. 31, 2018		Dec. 31, 2017

Turkey	536	Turkey	983

Canada	200	United States	346

Cuba	190	Peru	203

Peru	139	Canada	200

Cayman Islands	123	India	199

Other	808	Other	1,461

Total	$ 1,996	Total	$ 3,392

Contract Insurance and Bonding

Contract insurance and bonding provides cover for sales on exposure terms often greater than one year and includes export credit insurance and guarantees, performance guarantees and surety, as well as extending cover for risks inherent in performance-related obligations. We issue performance security guarantees which provide coverage to the exporter’s bank for up to 100% of the guarantee value in the event of any call by the buyer. Financial security guarantees are issued to provide coverage to the exporter’s bank for up to 100% of the guarantee value in the event of any call by the supplier and foreign bank. These guarantees stipulate a recovery provision whereby the third party, the exporter, agrees to indemnify us should a payment be made under the guarantee. Unless otherwise stated, the indemnification agreement generally ranks as an unsecured liability of the exporter. Foreign exchange guarantees are also issued which provide a guarantee to secure the settlement risks associated with foreign exchange forward contracts.

The primary source of risk within the contract insurance and bonding product group is the credit rating of our policies’ obligors. We assign an internal risk rating to each policy’s obligor, based on a number of factors, including external credit rating and country of transaction.

The major concentrations of risk by internal risk rating based on the total insurance in force for the contract insurance and bonding product group were as follows:

(in millions of Canadian dollars)	Dec. 31, 2018	Dec. 31, 2017
Internal risk level	Outstanding risk exposure	Outstanding risk exposure

AA to BBB-	6,579	5,597

BB+ to B-	3,210	2,563

CCC+ and below	227	137

Total	$ 10,016	$ 8,297

The major concentrations of risk by country for the contract insurance and bonding product group, based on total insurance in force, were as follows:

(in millions of Canadian dollars)			Dec. 31, 2018				Dec. 31, 2017
	Contract insurance and bonding	Reinsurance ceded	Net contract insurance and bonding		Contract insurance and bonding	Reinsurance ceded	Net contract insurance and bonding

Canada	10,950	(1,155)	9,795	Canada	9,131	(1,081)	8,050

Brazil	100	–	100	Brazil	96	–	96

United States	35	–	35	United States	37	–	37

Kuwait	8	–	8	United Arab Emirates	14	–	14

Oman	5	–	5	United Kingdom	13	–	13

Other	73	–	73	Other	87	–	87

Total	$ 11,171	$ (1,155)	$ 10,016	Total	$ 9,378	$ (1,081)	$ 8,297

EDC 2018 ANNUAL REPORT | CONSOLIDATED FINANCIAL STATEMENTS 149

Political Risk Insurance

Political risk insurance provides risk protection for equity and other investments abroad with the underwriting based primarily on political risks. Our risk assessment considers politically motivated events that may jeopardize our customers’ assets or income in a foreign market. As a baseline for our risk assessment of a given market, we assess the transfer and convertibility of local currency, expropriation risk as well as the risk of political violence. The policyholder can request coverage for multiple countries; however, our risk exposure is limited to the maximum liability of the policy.

Our major country exposures for political risk insurance by total insurance in force were as follows:

(in millions of Canadian dollars)	Dec. 31, 2018				Dec. 31, 2017
	Political risk insurance	Reinsurance ceded	Net political risk insurance		Political risk insurance	Reinsurance ceded	Net political risk insurance

China	1,037	(747)	290	China	982	(699)	283

Angola	208	(35)	173	Angola	229	(44)	185

Ghana	304	(159)	145	Mexico	568	(393)	175

Mexico	175	(64)	111	Ghana	300	(163)	137

Brazil	440	(330)	110	Brazil	406	(302)	104

Thailand	737	(635)	102	Puerto Rico	457	(361)	96

Jamaica	725	(639)	86	Thailand	679	(585)	94

Barbados	136	(60)	76	Jamaica	675	(592)	83

Dominican Republic	468	(404)	64	Colombia	434	(355)	79

Cameroon	172	(109)	63	Uruguay	427	(354)	73

Other	1,590	(815)	775	Other	4,202	(3,063)	1,139

	5,992	(3,997)	1,995		9,359	(6,911)	2,448

Country limits in excess of policy limits	(3,887)	2,778	(1,109)	Country limits in excess of policy limits	(7,338)	5,805	(1,533)

Total	$ 2,105	$ (1,219)	$ 886	Total	$ 2,021	$ (1,106)	$ 915

Risks and Sensitivities

There is a limitation upon the accuracy of the premium and claims liabilities as there is an inherent uncertainty in any estimate of premium and claims liabilities. There is uncertainty in any estimate because future events could affect the ultimate claim amounts. Examples of future events include, but are not limited to:

(1)	economic cycles;

(2)	higher than anticipated claim loss development;

(3)	concentration of credit losses; and

(4)	geo-political considerations.

Therefore, the actual ultimate claim amount may differ materially from estimates. However, we have employed standard actuarial techniques and appropriate assumptions to mitigate this risk.

The following table illustrates the impact on net income of variations in key risk components. These risk components are analyzed and estimated using EDC’s own loss experience. A qualitative component is added to these quantitative risk components as warranted by the external factors previously mentioned. A 10% change was applied to key risk components and the impact on premium and claims liabilities was quantified.

150 CONSOLIDATED FINANCIAL STATEMENTS | EDC 2018 ANNUAL REPORT

Key Risks

(in millions of Canadian dollars)				Dec. 31, 2018
	Changes in assumptions	Impact on gross liabilities	Impact on net liabilities	Impact on net income

Frequency of claims	+10%	33	22	(22)

Frequency of claims	-10%	(34)	(23)	23

Severity of claims	+10%	42	27	(27)

Severity of claims	-10%	(42)	(27)	27

Foreign exchange rates	+10%	50	33	(33)

Foreign exchange rates	-10%	(50)	(33)	33

Claims development	+10%	7	7	(7)

Claims development	-10%	(7)	(7)	7

(in millions of Canadian dollars)				Dec. 31, 2017
	Changes in assumptions	Impact on gross liabilities	Impact on net liabilities	Impact on net income

Frequency of claims	+10%	29	20	(20)

Frequency of claims	-10%	(30)	(20)	20

Severity of claims	+10%	34	23	(23)

Severity of claims	-10%	(35)	(23)	23

Foreign exchange rates	+10%	45	30	(30)

Foreign exchange rates	-10%	(41)	(28)	28

Claims development	+10%	9	9	(9)

Claims development	-10%	(9)	(9)	9

Claims Development

As time passes, the ultimate cost for the claims becomes more certain. The chart below compares actual claims with previous estimates for the credit insurance portfolio:

(in millions of Canadian dollars)
Underwriting Year	2014	2015	2016	2017	2018	Total

Estimate of ultimate claims:

At end of underwriting year	37	51	60	150	57

One year later	74	59	60	159

Two years later	63	56	51

Three years later	57	56

Four years later	56

Estimate of ultimate claims at Dec. 31, 2018	56	56	51	159	57	379

Cumulative incurred losses at Dec. 31, 2018	(56)	(55)	(48)	(145)	(10)	(314)

Effect of margin and discounting	1	–	1	2	7	11

2014-2018 Claim Liabilities (IBNR) at Dec. 31, 2018	1	1	4	16	54	76

2004-2013 Claim Liabilities (IBNR) at Dec. 31, 2018						2

2004-2018 Claim Liabilities (IBNR) at Dec. 31, 2018						$ 78

20. Equity

EDC’s authorized share capital is $3.0 billion consisting of 30 million shares with a par value of $100 each. The number of shares issued and fully paid is 13.3 million (2017 – 13.3 million). These shares entitle our shareholder to receive a dividend from time to time. No shares were issued in 2018 (2017 – nil). In 2018, a dividend of $969 million was paid to the Government of Canada (2017 – $786 million). The dividend per share in 2018 was $72.86 (2017 – $59.10).

EDC 2018 ANNUAL REPORT | CONSOLIDATED FINANCIAL STATEMENTS 151

21. Capital Management

EDC has a capital management process in place to ensure that we are appropriately capitalized and that our capital position is identified, measured, managed and regularly reported to the Board of Directors. We are not subject to externally imposed capital requirements.

Our primary objective with respect to capital management is to ensure that EDC has adequate capital to support the evolving needs of Canadian exporters and investors while remaining financially self-sustaining.

We manage our capital through a Board-approved capital management and dividend policy. Under our capital management and dividend policy, we determine whether we have adequate capital by comparing the supply of capital to the demand for capital. The policy also includes an eligible dividend methodology to guide the Board of Directors in determining a potential dividend amount.

We have a capital management framework in place which follows the Internal Capital Adequacy Assessment Process (ICAAP). Demand for capital, which is calculated by a model that estimates the capital required to cover the extreme value of potential losses, includes credit risk, market risk, operational risk, pension plan funding risk and strategic risk. The supply of capital is determined by our financial statements and consists of paid-in share capital and retained earnings. Our dividend policy compares our supply of capital at year-end to the demand for capital and returns the capital surplus over a planning horizon of five years.

A key principle in our capital management is the establishment of a target solvency standard or credit rating which determines the level of demand for capital that is required to cover EDC’s exposures in exceptional circumstances. We target a level of capitalization sufficient to cover potential losses consistent with a rating standard of AA.

22. Fair Value of Financial Instruments

Fair value represents our estimation of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As with any estimate, uncertainty is inherent due to the unpredictability of future events. In the case of estimating the fair value of our financial instruments, this uncertainty is magnified due to the large number of assumptions used and the wide range of acceptable valuation techniques. Estimates of fair values are based on market conditions at a certain point in time, and may not be reflective of future market conditions. Therefore, the estimates of the fair value of financial instruments outlined as follows do not necessarily reflect the actual values that may occur should the instruments be exchanged in the market.

(in millions of Canadian dollars)	Dec. 31, 2018		Dec. 31, 2017
	Carrying value	Fair value	Carrying value	Fair value

Assets

Performing fixed rate loans*	14,317	13,594	12,303	12,461

Performing floating rate loans*	38,998	38,454	37,094	38,046

Total performing loans receivable*	53,315	52,048	49,397	50,507

Impaired loans	435	435	370	370

Loans receivable and accrued interest and fees	53,750	52,483	49,767	50,877

Marketable securities	13,119	13,119	8,057	8,057

Derivative instruments	256	256	315	315

Investments	1,342	1,342	1,124	1,124

Recoverable insurance claims	35	35	65	65

Other assets	170	169	138	136

Liabilities

Accounts payable and other credits	226	227	123	125

Loans payable	55,448	55,355	47,114	47,021

Derivative instruments	1,971	1,971	1,690	1,690

Loan guarantees	158	106	192	154

*	Performing loans receivable includes accrued interest and fees receivable net of allowance for losses on loans, deferred loan revenue and other credits.

152 CONSOLIDATED FINANCIAL STATEMENTS | EDC 2018 ANNUAL REPORT

We have controls and policies in place to ensure that our valuations are appropriate and realistic. In general, the methodologies, models and assumptions used to measure the fair value of our financial assets and liabilities are determined by our Global Risk Management Group, which is not involved in the initiation of the transactions. The models, valuation methodologies, and market-based parameters and inputs that are used are subject to regular review and validation, including a comparison with values from outside agencies. In limited circumstances where the valuation of a financial instrument is not independent from the initiation of the transaction, the resulting valuation is subject to review by a valuation committee. The valuation committee meets periodically. Instruments are reviewed and placed on the fair value hierarchy by the valuation committee before being fully implemented.

We categorize financial instruments on the fair value hierarchy based on whether the inputs to the valuation techniques are observable or unobservable.

•	Level 1 – fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 – fair values are determined using inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 – fair values are determined using inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The assumptions and valuation techniques that we use to estimate fair values are as follows:

LOANS RECEIVABLE

In order to estimate the fair value of our performing loans receivable (including accrued interest and fees receivable net of deferred loan revenue), we separate them into risk pools and calculate the net present value of principal and interest cash flows. The discount rates are obtained from yield curves for each risk pool and are specific to the credit risk and term to maturity associated with each principal and interest cash flow.

The fair value of impaired loans is considered to be equal to their carrying value. Once a loan has been assessed as impaired, the carrying value is reduced to reflect the present value of any estimated future cash flows discounted at the loan’s original effective interest rate.

Loans receivable valued using unobservable market inputs, such as yield curves for low credit-rated loans, are categorized as Level 3 in the fair value hierarchy.

MARKETABLE SECURITIES

We estimate the fair value of marketable securities using observable market prices. If such prices are not available, we determine the fair value by discounting future cash flows using an appropriate yield curve.

INVESTMENTS

Our approach to fair value measurement has been developed using International Private Equity and Venture Capital Valuation Guidelines. Depending on the type of direct investment, we estimate fair value using one of the following: market-based methodologies, such as the quoted share price from available market data, price of recent investment, multiples, or industry benchmarks; income-based methodologies such as discounted cash flows; or replacement cost-based methodology such as net assets. Our fund valuations are performed using their most recent published financial statements. The valuations are established by investment managers, reviewed by management and approved by an independent valuation committee that is comprised of representatives from our Global Risk Management and Finance groups. The valuation methods are constantly validated and calibrated through discussions with co-investors and market participants, taking into account all known market events.

EDC 2018 ANNUAL REPORT | CONSOLIDATED FINANCIAL STATEMENTS 153

In the process of assessing the fair value for certain investment instruments, estimates determined in a manner consistent with industry practice are employed in the models which cannot be directly observed in the market. EDC’s unobservable estimates are outlined in the table below:

(in millions of Canadian dollars)
Valuation technique	Unobservable input	Range (average)	Fair value at Dec. 31, 2018(1)

Multiples	Multiple (Sales or EBITDA(2))	0.0 – 8.4 (4.6)	84

	Liquidity Discount	35% – 35% (35%)	8

	Discount Rate	0% – 35% (20%)	30

Discounted Cash Flows	Discount Rate	1% – 24% (19%)	2

(1)	The valuation of an investment may use multiple unobservable inputs and therefore its fair value can be included multiple times in the fair value amounts.

(2)	Earnings before interest, taxes, depreciation and amortization.

RECOVERABLE INSURANCE CLAIMS

For the purpose of estimating their fair value, recoverable insurance claims are evaluated on a case-by-case basis. Specific knowledge of the counterparty, country and state of negotiations are taken into account for estimating the likely recoverable amount.

OTHER ASSETS AND ACCOUNTS PAYABLE AND OTHER CREDITS

The fair value of short-term other assets and accounts payable and other credits are assumed to equal their carrying value due to their short-term nature. For long-term other assets and accounts payable, we estimate fair value by discounting future cash flows using an appropriate yield curve.

LOANS PAYABLE

The fair value of our less complex loans payable is determined using the discounted cash flow method. Forward rates are used to value floating rate cash flows occurring in the future. Cash flows are discounted using the respective currency’s yield curve. Inputs to the models are market observable and may include interest rate yield curves and foreign exchange rates.

For our more complex loans payable which may include optionality, we estimate fair value using valuation models when independent market prices are not available. Inputs to these models include option volatilities and correlations in addition to interest rate yield curves and foreign exchange rates. All models are reviewed on a three year rotational basis and are calibrated automatically each time a model is employed in valuing a deal. Changes in fair value are analyzed every month.

EDC hedges its structured notes using interest rate and cross currency swaps that convert EDC’s obligations into floating rate notes. The receive leg of the swap mirrors the payment structure of EDC’s structured notes; thus, any slight inaccuracy in the derivation of expected future payments on EDC’s structured notes or their valuation is negated by the opposite valuation and derivation of the expected future payments from the receive leg of the swap.

Loans payable valued using unobservable inputs derived from market data, such as interest rate volatility for maturities greater than 15 years, are categorized as Level 3 in the fair value hierarchy.

154 CONSOLIDATED FINANCIAL STATEMENTS | EDC 2018 ANNUAL REPORT

DERIVATIVE INSTRUMENTS

Foreign exchange forwards and foreign exchange swaps are valued by discounting the notional amounts using the respective currency’s yield curve and converting the amounts using the spot Canadian dollar exchange rate.

Interest rate and cross currency interest rate swaps are valued using a discounted cash flow method. Forward rates are used to determine floating rate cash flows occurring in the future. Cash flows are discounted using the respective currency’s yield curve. Inputs to the models are market observable and may include interest rate yield curves and foreign exchange rates.

For more complex swaps which may include optionality, including cross currency interest rate swaps, interest rate swaps and non-deliverable forwards, the fair value is determined using models which are developed from recognized valuation techniques, validated and managed in the same manner as our more complex loans payable as described above. Credit default swaps are valued with the additional input of market based par credit default swap spreads or by using quoted prices from dealers where appropriate.

The valuations determined using the methodologies described above are adjusted for the credit risk of the counterparty where appropriate.

Derivative instruments valued using unobservable inputs derived by market data, such as interest rate volatility for maturities greater than 15 years, are categorized as Level 3 in the fair value hierarchy.

LOAN GUARANTEES

We estimate the fair value of loan guarantees as the calculated allowance for losses before taking into account any deferred guarantee fee revenue already received. This represents management’s best estimate of probable credit losses and is based on the expected loss model.

FAIR VALUE HIERARCHY

The following table presents the fair value hierarchy of our financial instruments:

(in millions of Canadian dollars)	Dec. 31, 2018				Dec. 31, 2017
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets

Performing fixed rate loans	–	13,538	56	13,594	–	12,016	445	12,461

Performing floating rate loans	–	38,177	277	38,454	–	37,812	234	38,046

Total performing loans receivable	–	51,715	333	52,048	–	49,828	679	50,507

Impaired loans	–	435	–	435	–	370	–	370

Loans receivable and accrued interest and fees	–	52,150	333	52,483	–	50,198	679	50,877

Marketable securities	6,772	6,347	–	13,119	4,235	3,822	–	8,057

Derivative instruments	–	256	–	256	–	287	28	315

Investments	1	–	1,341	1,342	3	–	1,121	1,124

Recoverable insurance claims	–	–	35	35	–	–	65	65

Other assets	139	30	–	169	100	36	–	136

Liabilities

Accounts payable and other credits	196	31	–	227	89	36	–	125

Loans payable	–	55,355	–	55,355	–	46,929	92	47,021

Derivative instruments	–	1,971	–	1,971	–	1,690	–	1,690

Loan guarantees	–	106	–	106	–	154	–	154

EDC 2018 ANNUAL REPORT | CONSOLIDATED FINANCIAL STATEMENTS 155

The following table summarizes the reconciliation of Level 3 fair values between 2018 and 2017 for recoverable insurance claims, investments, loans payable designated at fair value through profit or loss and derivative instruments:

(in millions of Canadian dollars)	Dec. 31, 2018
	Recoverable insurance claims	Investments	Loans payable designated at fair value through profit or loss	Derivative instruments	Total

Balance beginning of year	65	1,121	(92)	28	1,122

Decrease in recoverable insurance claims	(34)	–	–	–	(34)

Change in accrued interest	–	–	25	(24)	1

Unrealized gains (losses) included in other (income) expenses	–	108	5	(4)	109

Purchases of assets/issuances of liabilities	–	291	–	–	291

Matured assets/liabilities	–	–	65	–	65

Return of capital	–	(242)	–	–	(242)

Foreign exchange translation	4	63	(3)	–	64

Balance end of year	$ 35	$ 1,341	$ –	$ –	$ 1,376

Total gains (losses) for the year included in comprehensive income for instruments held at end of the year	$ (34)	$ 199	$ –	$ –	$ 165

(in millions of Canadian dollars)	Dec. 31, 2017
	Recoverable insurance claims	Investments	Loans payable designated at fair value through profit or loss	Derivative instruments	Total

Balance beginning of year	63	1,005	(96)	27	999

Increase in recoverable insurance claims	6	–	–	–	6

Change in accrued interest	–	–	(5)	5	–

Unrealized gains (losses) included in other (income) expenses	–	23	2	(1)	24

Purchases of assets/issuances of liabilities	–	290	–	–	290

Return of capital	–	(155)	–	–	(155)

Foreign exchange translation	(4)	(42)	7	(3)	(42)

Balance end of year	$ 65	$ 1,121	$ (92)	$ 28	$ 1,122

Total gains (losses) for the year included in comprehensive income for instruments held at end of the year	$ 6	$ (35)	$ (2)	$ (2)	$ (33)

Changes in valuation methods may result in transfers into or out of Levels 1, 2 and 3. No transfers occurred in 2018 (2017 – nil).

In 2018, a sensitivity analysis was performed using possible alternative assumptions to recalculate the fair value of our Level 3 financial instruments. The fair value of Level 3 financial instruments is in whole or in part based on unobservable inputs. In preparing financial statements, appropriate levels for these unobservable inputs parameters are chosen so that they are consistent with prevailing market evidence or management judgment.

In order to perform our sensitivity analysis for our Level 3 investments, we adjusted the unobservable inputs. The unobservable inputs used to value our Level 3 investments include one or more of the following: multiple of sales, liquidity discount, multiple of EBITDA and discount rate. When multiple unobservable inputs are shocked, no netting is considered, resulting in the highest favourable or unfavourable change. The results of our analysis on our Level 3 investments ranged from an unfavourable change of $50 million to a favourable change of $51 million.

156 CONSOLIDATED FINANCIAL STATEMENTS | EDC 2018 ANNUAL REPORT

23. Financial Instrument Risks

The principal risks that we are exposed to as a result of holding financial instruments are credit risk, market risk and liquidity risk.

CREDIT RISK

Credit risk is the risk of loss incurred if a counterparty fails to meet its financial commitments. Credit risk may arise from lending and guarantee exposures, equity investment transactions, insurance claims, counterparty credit defaults, and concentration or portfolio composition. We are exposed to credit risk on financial instruments under both our loans program and our treasury activities. Our objectives, policies and processes for managing credit risk as well as the methods we use to measure this risk are disclosed in the notes related to our derivative instruments and debt instruments, as well as in the green text in management’s discussion and analysis on pages 87 to 88 and 94 to 95 of this annual report.

CONCENTRATION OF CREDIT RISK

Concentration of credit risk exposure exists when a number of counterparties operate in the same geographical market or industry, or engage in similar activities. Changes in economic or political conditions may affect their ability to meet obligations in a similar manner. We have limits in place to ensure that our exposure is not overly concentrated in any one country, industry or counterparty. Exposure in excess of these limits requires the approval of our Board of Directors.

The following table provides a breakdown, by the country in which the risk resides, of the maximum gross exposure to credit risk of financial instruments:

(in millions of Canadian dollars)	Gross loans receivable	Loan guarantees	Investments	Marketable securities and derivative instruments	*	Risk transfer	Dec. 31, 2018 Exposure		Dec. 31, 2017 Exposure
Country							$	%	$	%

United States	9,928	613	68	10,259		–	20,868	29	16,955	27

Canada	5,141	2,103	652	1,409		89	9,394	13	7,573	12

United Kingdom	3,161	6	–	169		1,573	4,909	7	5,492	9

India	4,397	–	181	–		(196)	4,382	6	3,587	6

Australia	3,232	19	–	775		–	4,026	5	3,009	5

Chile	3,621	–	–	–		(478)	3,143	4	2,251	3

Mexico	3,048	5	24	3		(614)	2,466	3	2,135	3

Saudi Arabia	2,010	2	–	–		–	2,012	3	2,019	3

Germany	1,919	–	–	55		–	1,974	3	1,530	2

Brazil	1,573	37	89	–		(47)	1,652	2	2,206	3

Other	16,579	489	328	875		(327)	17,944	25	16,711	27

Total	$ 54,609	$ 3,274	$ 1,342	$ 13,545		$ –	$ 72,770	100	$ 63,468	100

*	Includes cash.

EDC 2018 ANNUAL REPORT | CONSOLIDATED FINANCIAL STATEMENTS 157

The concentration of credit risk by industry sector for our financial instruments was as follows:

(in millions of Canadian dollars)	Gross loans receivable	Loan guarantees	Investments	Marketable securities and derivative instruments*	Risk transfer	Dec. 31, 2018 Exposure		Dec. 31, 2017 Exposure
Industry						$	%	$	%

Commercial:

Aerospace	10,946	102	–	–	(228)	10,820	15	12,123	19

Financial institutions	3,209	4	–	2,957	2,334	8,504	12	7,728	12

Oil and gas	9,043	173	9	–	(810)	8,415	11	7,527	12

Information and communication technologies	6,780	463	398	–	(341)	7,300	10	6,280	10

Infrastructure and environment	6,370	433	373	–	–	7,176	10	5,216	8

Mining	6,955	295	8	–	(955)	6,303	9	6,601	10

Surface transportation	5,580	654	–	–	–	6,234	8	5,671	9

Other	4,686	1,086	554	–	–	6,326	9	4,117	7

Total commercial	53,569	3,210	1,342	2,957	–	61,078	84	55,263	87

Sovereign	1,040	64	–	10,588	–	11,692	16	8,205	13

Total	$ 54,609	$ 3,274	$ 1,342	$ 13,545	$ –	$ 72,770	100	$ 63,468	100

*	Includes cash.

MARKET RISK

Market risk is the risk of loss or harm due to adverse movements in market prices, interest rates and/or foreign exchange rates. We are exposed to potential negative impacts on the value of financial instruments resulting from adverse movements in interest and foreign exchange rates. We have policies and procedures in place to ensure that interest rate and foreign exchange risks are identified, measured, managed and regularly reported to management and the Board of Directors.

INTEREST RATE RISK

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to potential adverse impacts on the value of financial instruments resulting from differences in the maturities or repricing dates of assets and liabilities, as well as from embedded optionality in those assets and liabilities.

158 CONSOLIDATED FINANCIAL STATEMENTS | EDC 2018 ANNUAL REPORT

The following table summarizes our interest rate risk based on the gap between the notional amount of assets and liabilities grouped by the earlier of contractual re-pricing or maturity dates. Notional amounts reflect our true exposure to re-pricing at various maturities. The differences between the notional amounts and the carrying values, the positions not subject to re-pricing risk and equity are presented in the non-interest rate sensitive column to ensure comparability with the consolidated statement of financial position. The effective interest rates shown indicate historical rates for fixed rate and floating rate instruments.

(in millions of Canadian dollars)	Immediately rate-sensitive	Up to 6 months	Over 6 to 12 months	Over 1 to 5 years	Over 5 years	Non-interest rate sensitive(1)	Dec. 31, 2018 Total

Assets

Cash and marketable securities	170	5,463	1,176	4,970	1,519	(9)	13,289

Effective interest rate %	–	2.32%	2.31%	2.28%	2.52%

Gross loans receivable	429	39,868	989	6,963	5,497	863	54,609

Effective interest rate %	7.82%	4.42%	3.96%	3.52%	3.59%

Other assets and accrued interest	–	–	–	–	–	1,482	1,482

Total assets	$ 599	$ 45,331	$ 2,165	$ 11,933	$ 7,016	$ 2,336	$ 69,380

Liabilities and equity

Loans payable	–	27,126	5,367	22,752	35	168	55,448

Effective interest rate %	–	2.45%	1.47%	1.96%	1.52%

Total pay side instruments on swap contracts	–	35,464	–	4,311	6,135	16,059	61,969

Effective interest rate %	–	2.23%	–	1.86%	2.37%

Total receive side instruments on swap contracts	–	(24,701)	(1,954)	(18,503)	(35)	(15,279)	(60,472)

Effective interest rate %	–	1.45%	1.56%	2.06%	1.52%

Cumulative foreign exchange translation on cross currency interest rate swaps(2)	–	–	–	–	–	(1,497)	(1,497)

Total loans payable							55,448

Other liabilities and deferred revenue	–	–	–	–	–	3,587	3,587

Equity						10,345	10,345

Total liabilities and equity	$ –	$ 37,889	$ 3,413	$ 8,560	$ 6,135	$ 13,383	$ 69,380

At December 31, 2018

Total gap	599	7,442	(1,248)	3,373	881	(11,047)	–

Cumulative gap	599	8,041	6,793	10,166	11,047	–	–

Canadian dollar	217	2,576	81	443	345	(3,662)	–

Foreign currency	382	4,866	(1,329)	2,930	536	(7,385)	–

Total gap	$ 599	$ 7,442	$ (1,248)	$ 3,373	$ 881	$ (11,047)	$ –

(1)

Included in non-interest rate sensitive amounts are the differences between the carrying amounts and the notional amounts, foreign exchange contracts and foreign exchange forwards not sensitive to interest rates.

(2)

Due to foreign exchange translation, the pay and receive side instruments may not net to zero. This amount represents the difference caused by foreign exchange translation on the pay and receive side instruments on swap contracts.

EDC 2018 ANNUAL REPORT | CONSOLIDATED FINANCIAL STATEMENTS 159

(in millions of Canadian dollars)	Immediately rate-sensitive	Up to 6 months	Over 6 to 12 months	Over 1 to 5 years	Over 5 years	Non-interest rate sensitive(1)	Dec. 31, 2017 Total
Assets

Cash and marketable securities	157	3,383	493	3,287	917	(23)	8,214

Effective interest rate %	–	1.28%	1.56%	1.72%	2.16%

Gross loans receivable	591	38,589	886	6,316	3,902	915	51,199

Effective interest rate %	7.28%	3.44%	3.95%	3.66%	3.76%

Other assets and accrued interest	–	–	–	–	–	707	707

Total assets	$ 748	$ 41,972	$ 1,379	$ 9,603	$ 4,819	$ 1,599	$ 60,120

Liabilities and equity

Loans payable	–	18,906	4,761	22,974	364	109	47,114

Effective interest rate %	–	1.68%	1.43%	1.71%	2.55%

Total pay side instruments on swap contracts	–	31,407	754	2,733	4,121	13,282	52,297

Effective interest rate %	–	1.35%	1.50%	1.81%	2.19%

Total receive side instruments on swap contracts	–	(17,300)	(4,132)	(16,380)	(365)	(12,841)	(51,018)

Effective interest rate %	–	1.12%	1.51%	1.90%	2.55%

Cumulative foreign exchange translation on cross currency interest rate swaps(2)	–	–	–	–	–	(1,279)	(1,279)

Total loans payable							47,114

Other liabilities and deferred revenue	–	–	–	–	–	2,966	2,966

Equity						10,040	10,040

Total liabilities and equity	$ –	$ 33,013	$ 1,383	$ 9,327	$ 4,120	$ 12,277	$ 60,120

At December 31, 2017

Total gap	748	8,959	(4)	276	699	(10,678)	–

Cumulative gap	748	9,707	9,703	9,979	10,678	–	–

Canadian dollar	306	1,783	78	514	398	(3,079)	–

Foreign currency	442	7,176	(82)	(238)	301	(7,599)	–

Total gap	$ 748	$ 8,959	$ (4)	$ 276	$ 699	$ (10,678)	$ –

(1)

Included in non-interest rate sensitive amounts are the differences between the carrying amounts and the notional amounts, foreign exchange contracts and foreign exchange forwards not sensitive to interest rates.

(2)

Due to foreign exchange translation, the pay and receive side instruments may not net to zero. This amount represents the difference caused by foreign exchange translation on the pay and receive side instruments on swap contracts.

160 CONSOLIDATED FINANCIAL STATEMENTS | EDC 2018 ANNUAL REPORT

FOREIGN EXCHANGE RISK

Foreign exchange risk is the risk of loss or harm due to changes in spot and forward prices, and/or volatility of currency exchange rates. We are exposed to foreign exchange risk when there is a mismatch between assets and liabilities in any currency.

Our objectives, policies and processes for managing market risk as well as a sensitivity analysis for our exposure to both interest rate and foreign exchange risk are disclosed in the text and tables highlighted in management’s discussion and analysis on pages 96 to 97 of this annual report.

LIQUIDITY RISK

Liquidity risk is the risk that we would be unable to honour daily cash commitments or the risk that we would have to obtain funds rapidly, possibly at an excessively high premium during severe market conditions. We maintain liquidity through a variety of methods such as holding cash and marketable securities and having access to commercial paper markets.

Our objectives, policies and processes for managing liquidity risk as well as the methods we use to measure this risk are disclosed in the text and tables highlighted in management’s discussion and analysis on pages 97 to 98 of this annual report.

24. Contractual Obligations

In the normal course of business, we enter into contracts that give rise to commitments of future minimum payments.

We have two types of loan commitments. The first type is undisbursed amounts on signed loan agreements. The second type represents commitments we entered into, for which terms related to the transaction such as interest rate type and disbursement schedule have not yet been determined. This category includes letters of offer accepted and outstanding for loans as well as unallocated confirmed lines of credit (LOC).

Purchase obligations include those obligations that are legally binding agreements whereby we have agreed to purchase products or services with specific minimum quantities defined as fixed, minimum or variable in price over a specified period of time.

The following table provides a summary of our future payments on contractual commitments:

(in millions of Canadian dollars)	Under 1 year	1 to 3 years	Over 3 to 5 years	Over 5 years	2018 Total	2017 Total

Other long-term payable	9	17	7	–	33	38

Undisbursed loan commitments	20,778	–	–	–	20,778	20,784

Undisbursed investment commitments	736	–	–	–	736	785

Letters of offer accepted and outstanding	3,660	–	–	–	3,660	3,756

Unallocated confirmed LOC	121	–	–	–	121	112

Leases	29	61	62	204	356	385

Purchase obligations	132	65	35	1	233	101

Total	$ 25,465	$ 143	$ 104	$ 205	$ 25,917	$ 25,961

25. Structured Entities

A structured entity (SE) is defined as an entity created to accomplish a narrow and well-defined objective. The SE is designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. Under IFRS 10 – Consolidated Financial Statements, when a reporting entity has power over an SE and is exposed, or has rights to variable returns from its involvement with an SE and has the ability to affect those returns through its power over the SE, the reporting entity is considered to have control over the SE which must be consolidated within the reporting entity’s financial statements. When the reporting entity does not control the SE, consolidation is not required under IFRS 10.

CONSOLIDATED STRUCTURED ENTITIES

We have foreclosed on a number of aircraft and helicopter loans and as a result, various aircraft and helicopters for which we were a secured lender were returned to us. These assets have been placed into trusts which are considered to be SEs that we control.

EDC 2018 ANNUAL REPORT | CONSOLIDATED FINANCIAL STATEMENTS 161

The following table illustrates the total assets of SEs consolidated within our financial statements.

(in millions of Canadian dollars)	2018	2017

Assets held for sale(1)	13	34

Equipment available for lease(2)	7	–

Net investment in aircraft under finance leases(2)	5	–

Total	$ 25	$ 34

(1)	Refer to Note 6.

(2)	Refer to Note 8.

UNCONSOLIDATED STRUCTURED ENTITIES

In the normal course of business, we sometimes provide financing and in some cases guarantees to equity investors via SEs, typically in the transportation and extractive sectors. As we do not control these entities, they do not require consolidation under IFRS 10. The following table summarizes our maximum exposure to loss for transactions structured through SEs as well as the carrying values recognized in the consolidated statement of financial position of EDC’s interest in these unconsolidated SEs.

(in millions of Canadian dollars)	Dec. 31, 2018	Dec. 31, 2017

SEs included in the consolidated statement of financial position

Loans receivable	14,702	14,369

Allowance for losses on loans	(319)	(440)

Net loans receivable	14,383	13,929

Fund investments	1,174	985

Maximum exposure in the consolidated statement of financial position	15,557	14,914

Commitments and guarantees*

Commitments

Signed loan agreements	2,021	1,783

Letters of offer	643	965

Fund investments	736	784
Guarantees provided to equity holders	303	308

Maximum exposure to commitments and guarantees	3,703	3,840

Maximum exposure to structured entities	$ 19,260	$ 18,754

*	Included in commitments and guarantees in Note 17.

We invest in funds which are pooled investment vehicles structured as limited partnerships and financed by the limited partners. These funds invest primarily in private or public companies and are considered to be SEs.

26. Loan Revenue

(in millions of Canadian dollars)	2018	2017

Loan interest – floating rate	1,524	1,259

Loan interest – fixed rate	473	453

Loan fee revenue	189	184

Impaired revenue	21	19

Total	$ 2,207	$ 1,915

162 CONSOLIDATED FINANCIAL STATEMENTS | EDC 2018 ANNUAL REPORT

27. Interest Expense

(in millions of Canadian dollars)	2018	2017

Loans payable and derivatives

Short-term payables	272	133

Long-term payables and derivatives – floating	777	439

Long-term payables and derivatives – fixed*	166	141

Other	4	2

Total	$ 1,219	$ 715

*	Includes interest expense for debt classified at amortized cost of $134 million (2017 – $106 million).

28. Financing Related Expenses

(in millions of Canadian dollars)	2018	2017

Risk mitigation expense	27	37

Other	6	8

Total	$ 33	$ 45

29. Net Insurance Premiums and Guarantee Fees

(in millions of Canadian dollars)			Dec. 31, 2018			Dec. 31, 2017
	Direct premiums and guarantee fees	Reinsurance premiums ceded	Net premiums and guarantee fees	Direct premiums and guarantee fees	Reinsurance premiums ceded	Net premiums and guarantee fees

Credit insurance	114	(9)	105	112	(7)	105

Financial institutions insurance	14	(1)	13	18	–	18

Contract insurance and bonding	91	(15)	76	83	(16)	67

Political risk insurance	24	(14)	10	26	(16)	10

Total	$ 243	$ (39)	$ 204	$ 239	$ (39)	$ 200

30. Claims-Related Expenses

The composition of the claims-related expenses, expressed on the consolidated statement of comprehensive income, was as follows:

(in millions of Canadian dollars)	2018	2017

Claims paid	74	201

Claims recovered	(38)	(41)

Claims recovered from reinsurers	(18)	(3)

Increase in the net allowance for claims on insurance	197	3

(Increase) decrease in recoverable insurance claims	34	(6)

Claims handling expenses	6	3

Total	$ 255	$ 157

EDC 2018 ANNUAL REPORT | CONSOLIDATED FINANCIAL STATEMENTS 163

31. Other (Income) Expenses

(in millions of Canadian dollars)	2018	2017

Net realized and unrealized (gain) loss on investments	(149)	(33)

Net realized and unrealized (gain) loss on derivatives	10	59

Net realized and unrealized (gain) loss on marketable securities	9	26

Net realized and unrealized (gain) loss on loans payable	8	(78)

Loss on sale and impairment of aircraft	5	11

Loss on sale of loan assets	4	19

Foreign exchange translation loss	16	10

Other	(1)	20

Total	$ (98)	$ 34

32. Administrative Expenses

(in millions of Canadian dollars)	2018	2017

Salaries and benefits	233	213

Professional services	55	35

Pension, other retirement and post-employment benefits	48	51

Systems costs	38	25

Amortization and depreciation	33	27

Marketing and communications	26	20

Occupancy	26	27

Travel, hospitality and conferences	11	9

Other	27	24

Total	$497	$431

33. Retirement Benefit Plans

PENSION PLANS

The Registered Pension Plan (RPP) was established on April 24, 2000 as a defined benefit plan (DB) and, effective January 1, 2012, a defined contribution (DC) component was added. The RPP is registered under the Pension Benefits Standards Act (PBSA) with the Office of the Superintendent of Financial Institutions Canada (OSFI). As a registered pension plan as defined under the Income Tax Act (ITA), the RPP is not subject to income taxes for the contributions or investment income.

For employees who joined the plan prior to January 1, 2012, the DB component of the RPP provides a benefit based on years of pensionable service and the best consecutive five year average pensionable earnings. Employee and employer contributions are pooled into a fund and the employer directs the investments. Upon retirement, the benefits are fully indexed to inflation and paid from the fund.

For employees who joined the plan on or after January 1, 2012, the DC component of the RPP provides a benefit that is the accumulation of employee and employer contributions and investment income in the employee’s account. Employees choose to contribute a fixed percentage up to a maximum of 6% of their pensionable earnings, which is matched by the employer based on the employee’s age and years of eligible service. The contributions are invested as directed by each employee from a selection of available investment options.

When the RPP was established, the Supplementary Retirement Plan (SRP) was also created, the purpose of which is to supplement benefits for members whose benefits and/or contributions under the RPP are affected by ITA maximums. The SRP increases their benefits to the level which would be payable under the RPP if these maximums did not apply. Effective January 1, 2012, a DC component was added. The RPP and SRP defined benefit plans’ durations are 20 and 19 years respectively.

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OTHER BENEFIT PLANS

We maintain a closed retiring allowance program (service accumulation ceased July 1, 2013) and provide certain life insurance, health and dental care benefits to retired employees who qualify. These plans’ durations are 19 years and are funded as the cost of benefits is incurred. Costs are accrued based on actuarial calculations.

PLANS’ GOVERNANCE STRUCTURE

EDC’s pension governance structure is comprised of the Board of Directors, Human Resources Committee of the Board (HRC) and two management groups. The first management group, the Management Pension Committee (MPC), is at the executive level, while the Pension Investment Advisory Committee (PIAC) is at an operational level.

The HRC has oversight responsibilities with respect to pension plan design, amendments, funding, asset mix and investment structure. In addition, the HRC reviews investment policies, goals and performance and also seeks and receives assurances from management on pension matters that have been delegated.

The MPC has authority for all decisions about the pension that have not been retained by the Board or HRC. The MPC focuses on key strategic decisions and provides recommendations to the HRC for plan design changes. The MPC approves changes to plan custodians, oversees and supports pension activities undertaken by the PIAC. The PIAC monitors funds’ investment performance and meets with the investment managers on a periodic basis and provides its recommendations to the MPC.

RISK MITIGATION

The RPP’s and the SRP’s investment portfolios are subject to a variety of financial instrument risks that could adversely affect the cash flows, financial position and income of the Plans. The Plans’ financial risk is concentrated in their investment holdings and includes credit risk, liquidity risk and market risk. The exposure to these risks is not considered to be significant or unusual. The Plans’ Statements of Investment Policies and Procedures (SIPP) prescribe an asset mix policy, require portfolio investment diversification and limit exposure to individual investments and major asset classes to reduce the level of risk associated with the Plans. The SIPPs are reviewed at least annually to ensure that changes to the investment policies are made if required.

FUNDING RISK

Funding risk is the risk that the investment asset growth and contribution rates of the pension plan will not be sufficient to cover the pension obligations, resulting in unfunded liabilities. In accordance with regulatory requirements, if any unfunded liabilities exist, special contributions are required over specified future periods in order to reduce any deficit determined by the actuarial valuation process. The most significant contributors to funding risk are fluctuations in discount rates and returns on assets.

EDC 2018 ANNUAL REPORT | CONSOLIDATED FINANCIAL STATEMENTS 165

OTHER RISKS

The DB obligation is subject to measurement uncertainty due to the use of actuarial assumptions such as discount rates, mortality rates, rate of compensation increases as well as withdrawal and retirement rates. The impact of these factors on the pension plan and other post-employment benefits can be significant and volatile at times.

The following table presents a reconciliation of the net asset and obligation of the DB plans, including the present value of the DB retirement benefit obligations and the fair value of plan assets:

(in millions of Canadian dollars)			Dec. 31, 2018				Dec. 31, 2017
	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total

Defined benefit obligations:	1,064	93	186	1,343	942	85	233	1,260

Obligation beginning of year	28	2	6	36	25	2	8	35

Current service costs	38	3	6	47	39	3	10	52

Interest cost on benefit obligation	11	1	–	12	10	1	–	11

Employee contributions

Actuarial (gain) loss from changes in plan experience	3	2	(8)	(3)	(6)	(2)	(84)	(92)

Actuarial (gain) loss from changes in financial assumptions	(62)	(4)	(16)	(82)	75	6	21	102

Actuarial (gain) loss from changes in demographic assumptions	(2)	–	–	(2)	–	–	–	–

Benefits paid	(23)	(2)	(2)	(27)	(21)	(2)	(2)	(25)

Obligation end of year(1)	1,057	95	172	1,324	1,064	93	186	1,343

Fair value of plan assets:
Fair value beginning of year	1,128	98	1	1,227	985	78	–	1,063

Interest income on plan assets	41	4	–	45	40	3	–	43

Return (loss) on plan assets, excluding interest income on plan assets	(38)	(5)	–	(43)	74	2	–	76

Employer contributions	29	1	2	32	41	16	2	59

Employee contributions	11	1	–	12	10	1	–	11

Benefits paid	(23)	(2)	(2)	(27)	(21)	(2)	(2)	(25)

Administrative costs	(1)	–	(1)	(2)	(1)	–	1	–

Fair value end of year(1)	1,147	97	–	1,244	1,128	98	1	1,227

Funded status – plan (deficit) surplus(2)	$ 90	$ 2	$ (172)	$ (80)	$ 64	$ 5	$ (185)	$ (116)

(1)	The asset ceiling test had no impact on the asset or obligation position of the Plans.

(2)

On the Statement of Financial Position, the RPP and SRP are classified as retirement benefit assets totalling $92 million and the Other benefit plans are classified as retirement benefit obligations totalling $172 million.

166 CONSOLIDATED FINANCIAL STATEMENTS | EDC 2018 ANNUAL REPORT

ASSET MIX

The objective when managing capital of the Plans is to safeguard the ability to continue as a going concern in order to maintain adequate assets to support investment activities of the Plans and to ensure adequate assets to fund future benefit payments. The Plans’ policies are to invest in a diversified portfolio of investments, based on criteria established in the SIPPs which assist in the management of capital and mitigation of risk. Periodically, an asset-liability modeling (ALM) study is performed to ensure that the pension plan’s investment strategy policies are appropriate in terms of risk and return profiles to ensure proper matching to meet our long-term funding obligation. The results of the ALM are reviewed by the PIAC and recommendations, if any, are made to the MPC and the HRC as part of the annual SIPPs review. An ALM study was initiated in late 2016 and the PIAC recommendations were partially implemented during 2017 and 2018, and anticipated to be completed in 2019. At December 31, 2018, the asset mixes deviate from the allocation as set out in the SIPP as a result of this staggered implementation; the SIPP permits such deviations in transition periods, as authorized by the committees.

The following table outlines the target allocation and asset mix of the DB plans’ assets:

		Registered Pension Plan		Supplementary Retirement Plan*

	2018 Target %	2018%	2017%	2018%	2017%

Cash	–	–	–	52	44

Debt securities	30	31	25	–	–

Equities	53	55	61	48	56

Alternatives	17	14	14	–	–

Total	100	100	100	100	100

*	The target is 100% in equity securities, net of cash held in a refundable tax account as prescribed by Canada Revenue Agency (CRA).

FAIR VALUE MEASUREMENTS

All financial instruments of the Plans recognized at fair value in the Consolidated Statement of Financial Position must be classified into fair value hierarchy levels as shown in the table below, based on the extent to which the inputs used to measure the fair value are observable or unobservable as defined in Note 22 Fair Value of Financial Instruments.

(in millions of Canadian dollars)			Dec. 31, 2018				Dec. 31, 2017
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Fixed income	–	351	–	351	–	283	–	283

Equities

Canadian	–	142	–	142	–	151	–	151

International	–	309	–	309	–	250	–	250

U.S.	–	47	–	47	–	155	–	155

Global equities	–	186	–	186	–	184	–	184

Alternatives	–	107	59	166	–	37	120	157

Derivatives	–	(9)	–	(9)	–	(2)	–	(2)

Other*	52	–	–	52	49	–	–	49

Total	$ 52	$ 1,133	$ 59	$ 1,244	$ 49	$ 1,058	$ 120	$ 1,227

*	Represents cash and cash held with CRA.

EDC 2018 ANNUAL REPORT | CONSOLIDATED FINANCIAL STATEMENTS 167

The pension expenses recognized in the consolidated statement of comprehensive income, as split in their components, were as follows:

(in millions of Canadian dollars)	2018				2017
	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total

Defined benefit

Current service costs	28	2	6	36	25	2	8	35

Administrative costs	1	–	–	1	1	–	–	1

Service costs	29	2	6	37	26	2	8	36

Interest cost on benefit obligation	38	3	6	47	39	3	10	52

Interest income on plan assets	(41)	(4)	–	(45)	(40)	(3)	–	(43)

Net interest on the defined benefit liability (asset)	(3)	(1)	6	2	(1)	–	10	9

Total defined benefit expense	26	1	12	39	25	2	18	45

Defined contribution expense	8	1	–	9	6	–	–	6

Total	$ 34	$ 2	$ 12	$ 48	$ 31	$ 2	$ 18	$ 51

KEY ASSUMPTIONS

The following table outlines the key assumptions used in measuring the obligations of the defined benefit components of the plans:

Assumptions	Dec. 31, 2018			Dec. 31, 2017
(Weighted average)	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans

Defined benefit obligation:

Discount rate	3.9%	3.9%	4.0%	3.6%	3.6%	3.5%

Inflation	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%

Rate of compensation increase*	3.9%	3.9%	4.1%	4.0%	4.0%	4.5%

Benefit costs:

Discount rate on projected defined benefit obligation	3.6%	3.6%	3.5%	4.0%	4.0%	4.0%

Inflation	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%

Rate of compensation increase*	4.0%	4.0%	4.1%	4.8%	4.8%	5.5%

Assumed medical cost trend:

Initial medical cost trend rate	–	–	4.9%	–	–	5.6%

Medical cost trend rate declines to	–	–	4.5%	–	–	4.5%

Year that the rate reaches the ultimate trend rate	–	–	2020	–	–	2020

Dental care trend	–	–	4.3%	–	–	4.3%

*	The rate of compensation increase includes a merit and promotional component which varies by age for each individual employee.

Due to the long-term nature of the pension plans, the calculation of expenses and obligations depends on various assumptions. These assumptions require significant judgment and have inherent uncertainties that management may not be able to control. The assumptions are determined annually by management, in consultation with our actuaries.

Accounting standards require that the discount rate used to determine the DB obligations be based on market rates for high-quality corporate bonds that match the currency and estimated term of the obligations. Our methodology used to set the discount rate is based on the Canadian Institute of Actuaries’ (CIA) preferred methodology. The standards also require that the interest income on plan assets be computed by applying the discount rate used to measure the plan obligation at the beginning of the year.

168 CONSOLIDATED FINANCIAL STATEMENTS | EDC 2018 ANNUAL REPORT

The rate of compensation increase used for the DB obligation represents a long-term assumption and includes components for merit and promotion adjustments.

Assumptions regarding future mortality experience are set based on actuarial advice in accordance with published statistics in the form of post-retirement mortality tables.

REMEASUREMENTS RECOGNIZED IN OTHER COMPREHENSIVE INCOME (OCI)

As a result of applying the previously discussed assumptions, actuarial gains or losses on the DB plans arise from the difference between actual and expected experience and are immediately recognized in OCI. These amounts have been closed out to retained earnings. As such, there is no accumulated OCI in respect of these amounts.

The table below summarizes the remeasurement recognized in OCI during the year:

(in millions of Canadian dollars)				2018				2017
	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total

Remeasurement on retirement benefit obligations

Actuarial gain (loss) – plan experience assumptions	(3)	(2)	8	3	6	2	84	92

Actuarial gain (loss) – demographic assumptions	2	–	–	2	–	–	–	–

Actuarial gain (loss) – financial assumptions	62	4	16	82	(75)	(6)	(21)	(102)

	61	2	24	87	(69)	(4)	63	(10)

Remeasurement on plan assets excluding interest income

Return (loss) on plan assets	(38)	(5)	–	(43)	74	2	–	76

Total	$ 23	$ (3)	$ 24	$ 44	$ 5	$ (2)	$ 63	$ 66

SENSITIVITY ANALYSIS

The following table outlines the potential impact of changes in certain key assumptions used in measuring obligations. The sensitivity analysis contained in this table is hypothetical and should be used with caution.

(in millions of Canadian dollars)			Dec. 31, 2018
Sensitivity of Assumptions	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans		Total
	Obligation	Obligation	Obligation		Obligation

Discount rate

Impact of: 1% increase ($)	(174)	(15)	(28)		(217)

1% decrease ($)	229	20	38		287

Longevity risk sensitivity

Impact of: increase of 1 year in life expectancy	25	2	5		32

Rate of compensation increase

Impact of: 1% increase ($)	23	11	1		35

1% decrease ($)	(25)	(7)	(1)		(33)

Inflation rate assumption

Impact of: 0.25% increase ($)	44	4	n/a	*	48

0.25% decrease ($)	(41)	(4)	n/a	*	(45)

*	Inflation rate assumption for the other benefit plans is already factored into the other sensitivities.

EDC 2018 ANNUAL REPORT | CONSOLIDATED FINANCIAL STATEMENTS 169

A one percentage point increase in assumed health care cost trends would have increased the service and interest cost by $4 million and the obligation by $36 million. Whereas a one percentage point decrease would have decreased the service and interest costs by $3 million and the obligation by $27 million.

TOTAL CONTRIBUTIONS

Total employer contributions for pension, other post-employment and other post-retirement benefits were as follows:

(in millions of Canadian dollars)	2018				2017
	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total	Registered Pension Plan	Supplementary Retirement Plan	Other benefit plans	Total

DB

Regular contributions	12	1	2	15	15	1	2	18

Special contributions	17	–	–	17	26	15	–	41

Total defined benefit cash payments	29	1	2	32	41	16	2	59

DC

Total defined contribution cash payments	8	1	–	9	6	–	–	6

Total cash payments	$ 37	$ 2	$ 2	$ 41	$ 47	$ 16	$ 2	$ 65

We expect to contribute $43 million to the Plans in 2019 which includes $31 million to the RPP DB component of the plan, $7 million to the RPP DC component of the plan and $5 million for the other benefit plans. Contributions to the SRP will be determined once the actuarial valuation is complete in mid-2019.

FUNDING AND SOLVENCY VALUATION

Our appointed actuaries measure the DB obligations for accounting purposes as at December 31 of each year. We fund our DB pension plans in accordance with actuarially determined amounts required to satisfy employee benefit obligations under current federal pension regulations. The most recent funding valuation for the RPP and the SRP was as at December 31, 2017. The next formal valuations will be conducted by the Plans’ actuaries in 2019 and will be as at December 31, 2018.

The financial health of a pension plan is measured by actuarial valuations, which are prepared on both a going-concern and a solvency basis. The EDC DB RPP ratios as at December 31, 2017 were 151.6% (2016 –144.1%) on a going-concern basis and 94.7% (2016 –88.1%) on a solvency basis. Since EDC’s solvency ratio for the RPP is less than 100%, we are required by federal pension legislation to make special monthly solvency contributions. During 2018, we contributed special payments of $17 million into the RPP and will continue to remit all required solvency payments. The solvency ratio for the SRP as at December 31, 2017 was 99.4% (2016 – 83.1%).

34. Related Party Transactions

We enter into transactions with other government departments, agencies and Crown corporations in the normal course of business, under terms and conditions similar to those that apply to unrelated parties. The following disclosure is in addition to the related party disclosure provided elsewhere in these financial statements. All material related party transactions are either disclosed below or in the relevant notes. These transactions were measured at their exchange amounts.

CANADA ACCOUNT ADMINISTRATIVE EXPENSE RECOVERY

As described in Note 35, we enter into certain financial and contingent liability transactions on behalf of the Government of Canada known as “Canada Account” transactions. We are compensated for expenses and overhead relating to Canada Account activities. In 2018, we retained $6 million (2017 – $3 million) from Canada Account receipts and recoveries for these expenses and overhead. These amounts are netted against administrative expenses on the consolidated statement of comprehensive income.

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KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel, defined as those having authority and responsibility for planning, directing and controlling the activities of EDC, include the Board of Directors and the Executive Management team.

The remuneration of key management personnel is determined as follows:

•	Chairperson and other independent Directors receive an annual retainer for Board and Committee meetings based on a fee schedule in accordance with Treasury Board Guidelines. Chairs of committees receive a base retainer plus an additional $2,000.

•	Executive Management team, except for the President and CEO, remuneration is approved by the Human Resources Committee of the Board of Directors, having regard to the performance of individuals and market trends. For total compensation, EDC targets the median of its comparator group, which includes organizations from the finance, insurance, investment and banking sectors as well as Crown corporations and other relevant industries.

•	The President and CEO is compensated in accordance with the terms of the Order-in-Council based on recommendations made by the Board of Directors. Base salary for 2017–2018 was within the range of $325,300 – $382,700.

Compensation paid or payable to key management personnel during the year, including non-cash benefits subject to income tax, was as follows:

(in millions of Canadian dollars)	2018	2017
Salaries and other short-term benefits(1)	5	5
Post-employment benefits(2)	1	1
Total	$ 6	$ 6

(1)	Includes compensation paid to Chairperson and other independent Directors, Executive Management team salaries and non-monetary compensation.

(2)	Includes pensions and post-employment life insurance, as applicable.

35. Canada Account Transactions

Pursuant to the Act, the Minister, with the concurrence of the Minister of Finance, may authorize us to undertake certain financial and contingent liability transactions on behalf of the Government of Canada. These transactions and the legislative authorities that underlie them have come to be known collectively as “Canada Account”. Accounts for these transactions are maintained separately from our accounts and are consolidated annually as at March 31 with the financial statements of the Government of Canada, which are reported upon separately by the Government and audited by the Auditor General of Canada. The assets under the Canada Account, mainly loans receivable and accrued interest and fees, are recorded in accordance with the accounting policies and practices of the Government of Canada and amounted to $6.8 billion at the end of December 2018 (2017 – $3.7 billion).

The Act allows the Canada Account to have outstanding loans and commitments to borrowers and arrangements giving rise to contingent liabilities under contracts of insurance and other agreements up to a maximum of $20 billion. The position against the statutory limit at the end of 2018, determined in accordance with the requirements of the Act, was $7.9 billion (2017 – $2.7 billion).

EDC 2018 ANNUAL REPORT | CONSOLIDATED FINANCIAL STATEMENTS 171

TEN-YEAR REVIEW

STATEMENT OF FINANCIAL POSITION

as at December 31

(in millions of Canadian dollars)	2018	(1)	2017	2016
Gross loans receivable	54,609		51,199	55,375
Accrued interest and fees receivable(2)	272		241	236
Deferred loan revenue and other	(315)		(313)	(361)
Allowance for losses on loans	(820)		(1,363)	(1,552)
Net loans receivable	53,746		49,764	53,698
Assets held for sale(3)	13		34	42
Investments	1,342		1,124	1,005
Cash and marketable securities	13,289		8,214	7,389
Reinsurers’ share of premium and claims liabilities	150		103	116
Property, plant and equipment	50		54	55
Intangible assets	110		106	92
Other assets	680		721	727
Total Assets	$69,380		$60,120	$63,124

Loans payable	55,448		47,114	49,101
Other liabilities	2,519		2,152	3,359
Allowance for losses on loan commitments(4)	20		14	78
Premium and claims liabilities	890		608	656
Loan guarantees(5)	158		192	167
Total Liabilities	59,035		50,080	53,361
Share capital	1,333		1,333	1,333
Retained earnings	9,012		8,707	8,430
Accumulated other comprehensive income (loss)	–		–	–
Equity	10,345		10,040	9,763
Total Liabilities and Equity	$69,380		$60,120	$63,124

(1)	2018 through 2010 are based on IFRS; 2009 numbers are based on previous Canadian GAAP.

(2)	For 2018 through 2010, accrued loan interest and fees were reclassified to loans receivable for IFRS presentation purposes. For 2009, accrued loan interest and fees are included in other assets.

(3)	At the end of December 2018, there was one Q400 and three helicopters included in assets held for sale. For 2013 through 2009, assets held for sale is grouped with other assets.

(4)	For 2018 through 2010, allowance for losses on loan guarantees is included with loan guarantees. For 2009, allowance for losses on loan commitments includes allowance for losses on loan guarantees.

(5)

For 2018 through 2010, loan guarantees include deferred guarantee fee revenue and allowance for losses on loan guarantees. For 2009, allowance for losses on loan guarantees is grouped with allowance for losses on loan commitments and guarantees and deferred guarantee fee revenue is grouped with loans receivable.

172 TEN-YEAR REVIEW | EDC 2018 ANNUAL REPORT

2015	2014	2013	2012	2011	2010	2009
53,326	41,791	36,549	30,336	29,093	26,997	26,823
200	163	154	157	145	163	–
(390)	(368)	(346)	(362)	(558)	(549)	(556)
(1,715)	(1,163)	(1,246)	(1,182)	(1,680)	(1,561)	(1,948)
51,421	40,423	35,111	28,949	27,000	25,050	24,319
15	364	–	–	–	–	–
848	689	537	429	385	317	196
7,694	6,545	4,066	4,236	3,886	3,803	5,432
141	88	93	90	129	109	159
53	56	59	66	74	33	17
71	56	44	38	40	42	41
726	783	1,606	2,425	2,082	2,528	2,734
$ 60,969	$ 49,004	$ 41,516	$ 36,233	$ 33,596	$ 31,882	$ 32,898

46,909	38,038	31,259	25,880	23,570	22,484	24,435
3,936	1,935	1,068	676	588	459	369
113	44	47	58	41	93	713
688	618	606	583	875	640	793
158	153	165	161	266	245	–
51,804	40,788	33,145	27,358	25,340	23,921	26,310
1,333	1,333	1,333	1,333	1,333	1,333	1,333
7,832	6,883	7,038	7,542	6,923	6,628	5,317
–	–	–	–	–	–	(62)
9,165	8,216	8,371	8,875	8,256	7,961	6,588
$ 60,969	$ 49,004	$ 41,516	$ 36,233	$ 33,596	$ 31,882	$ 32,898

EDC 2018 ANNUAL REPORT | TEN-YEAR REVIEW 173

STATEMENT OF COMPREHENSIVE INCOME

for the year ended December 31

(in millions of Canadian dollars)	2018 *	2017	2016
Financing and investment revenue:
Loan	2,207	1,915	1,720
Finance lease	–	–	1
Operating lease	–	–	–
Debt relief	–	–	–
Marketable securities	257	93	73
Investments	9	9	9
Total financing and investment revenue	2,473	2,017	1,803
Interest expense	1,219	715	450
Leasing and financing related expenses	33	45	37
Net Financing and Investment Income	1,221	1,257	1,316

Loan Guarantee Fees	48	43	40

Insurance premiums and guarantee fees	243	239	229
Reinsurance ceded	(39)	(39)	(37)
Net Insurance Premiums and Guarantee Fees	204	200	192

Other (Income) Expenses	(98)	34	76
Administrative Expenses	497	431	385
Income before Provision and Claims-Related Expenses	1,074	1,035	1,087

Provision for (Reversal of) Credit Losses	(11)	(119)	(31)
Claims-Related Expenses (Recovery)	255	157	46
Net Income	830	997	1,072
Other comprehensive income (loss)	44	66	26
Comprehensive Income	$ 874	$ 1,063	$ 1,098

*	2018 through 2010 are based on IFRS; 2009 numbers are based on previous Canadian GAAP.

174 TEN-YEAR REVIEW | EDC 2018 ANNUAL REPORT

2015	2014	2013	2012	2011	2010	2009

1,475	1,239	1,174	1,116	1,009	1,004	1,321
5	5	6	6	7	8	9
–	50	55	17	21	32	32
–	–	–	–	4	25	49
60	45	32	36	46	47	41
8	6	8	5	12	8	3
1,548	1,345	1,275	1,180	1,099	1,124	1,455
183	70	30	108	93	147	381
28	48	49	33	32	53	68
1,337	1,227	1,196	1,039	974	924	1,006

41	36	36	38	32	33	24

224	218	215	216	251	221	197
(30)	(23)	(22)	(20)	(17)	(11)	–
194	195	193	196	234	210	197

(200)	(76)	109	16	(61)	49	76
351	327	310	308	284	273	246
1,421	1,207	1,006	949	1,017	845	905

437	(39)	30	(340)	125	(631)	431
59	117	159	(38)	247	1	216
925	1,129	817	1,327	645	1,475	258
24	(155)	119	51	–	–	–
$ 949	$ 974	$ 936	$ 1,378	$ 645	$ 1,475	$ 258

EDC 2018 ANNUAL REPORT | TEN-YEAR REVIEW 175

CORPORATE ACCOUNT

Financial Arrangements Facilitated

(in millions of Canadian dollars)	2018	*	2017	2016
Financing
Direct financing	27,109		26,756	26,587
Guarantees	2,053		1,601	1,483
	29,162		28,357	28,070
FinDev Canada business facilitated	39		–	–
Total	29,201		28,357	28,070
Insurance
Credit insurance	58,555		55,827	55,724
Financial institutions insurance	4,259		8,205	7,421
Contract insurance and bonding	10,204		8,795	8,098
Political risk insurance	2,438		2,551	2,728
Total	75,456		75,378	73,971

Financial and Other Data
Financing (in millions of Canadian dollars)
Value of gross loans receivable	54,609		51,199	55,375
Value of investments	1,342		1,124	1,005
Value of undisbursed loans	20,778		20,784	19,147
Value of undisbursed investments	736		785	914
Value of loan disbursements	31,240		27,625	22,709
Value of disbursements for investments	268		270	237
Value of liability on loan guarantees	2,993		2,473	2,411
Undisbursed amounts on loan guarantees	281		143	103
Amounts available for allocation under confirmed LOC	121		112	181
Loan amounts rescheduled	–		–	24
Loan amounts written off	193		5	193
Number of current lines of credit and protocols	8		12	13
Insurance (in millions of Canadian dollars)
Value of liability on insurance and guarantees	23,930		21,648	22,693
Value of claims paid	74		201	110
Value of claims recovered	56		44	23
Value of claims outstanding at end of year	772		791	732
Value of claims under consideration at end of year	319		310	305
Number of policies issued	7,980		6,750	6,490
Number of insurance policies and guarantees in force	7,776		7,318	7,302

*	2018 through 2010 are based on IFRS; 2009 numbers are based on previous Canadian GAAP.

176 TEN-YEAR REVIEW | EDC 2018 ANNUAL REPORT

2015	2014	2013	2012	2011	2010	2009

24,277	20,613	17,497	13,754	13,734	12,472	11,148
1,133	963	851	864	893	936	761
25,410	21,576	18,348	14,618	14,627	13,408	11,909
–	–	–	–	–	–	–
25,410	21,576	18,348	14,618	14,627	13,408	11,909

60,175	56,020	56,224	54,087	62,872	52,073	52,658
7,666	11,415	10,630	9,295	13,914	8,324	6,037
8,149	7,216	7,467	6,594	8,228	8,391	9,543
2,805	2,643	2,743	2,855	2,859	2,420	2,622
78,795	77,294	77,064	72,831	87,873	71,208	70,860

53,326	41,791	36,549	30,336	29,093	26,997	26,823
848	689	537	429	385	317	196
19,928	16,593	14,885	13,391	9,722	8,775	8,814
903	672	541	417	283	314	367
18,800	15,186	14,100	11,887	10,393	10,095	10,555
209	149	124	121	106	117	74
2,086	1,963	1,954	1,907	2,506	2,304	3,166
101	145	137	197	234	243	392
109	122	157	111	410	384	459
–	50	–	–	4	25	51
42	165	62	408	76	75	58
16	21	26	37	56	57	71

24,314	22,155	22,807	21,673	25,732	23,171	22,395
143	72	61	358	55	126	258
15	13	10	22	40	36	20
806	666	637	627	381	440	422
307	12	30	11	315	8	32
6,623	7,018	7,836	7,525	7,913	9,714	10,573
7,383	7,967	8,553	8,214	8,665	9,238	9,252

EDC 2018 ANNUAL REPORT | TEN-YEAR REVIEW 177

CANADA ACCOUNT

Financial Arrangements Facilitated

(in millions of Canadian dollars)	2018	2017	2016
Financing
Direct financing	8,000	–	–

Insurance
Credit insurance	15	36	28
Financial institutions insurance	–	–	–
Contract insurance and bonding	–	–	–
Political risk insurance	–	–	–
Subtotal	15	36	28
Total	8,015	36	28

Financial and Other Data
Financing (in millions of Canadian dollars)
Value of total loans and notes receivable	6,593	2,586	2,998
Value of undisbursed loans	1,210	–	–
Value of loan disbursements (net of guarantees)	5,290	–	–
Value of liability on loan guarantees	76	98	121
Undisbursed amounts on loan guarantees	–	–	–
Amounts available for allocation	–	–	–
Loan amounts rescheduled	–	–	–
Number of transactions financed	1	–	–

Insurance (in millions of Canadian dollars)
Value of liability on insurance and guarantees	–	5	3
Value of claims paid	–	–	–
Value of claims recovered	–	–	–
Value of claims outstanding at end of year	–	–	–
Number of policies issued	–	–	–
Number of insurance policies and guarantees in force	1	1	1

*	Includes amounts disbursed in conjunction with the Ontario Financing Authority relating to loans in the automotive sector.

178 TEN-YEAR REVIEW | EDC 2018 ANNUAL REPORT

2015	2014	2013	2012	2011		2010		2009

156	25	–	1	–		76		14,222

41	28	30	41	44		129		628
–	–	–	–	–		–		–
–	–	–	–	–		–		–
–	–	–	–	–		–		–
41	28	30	41	44		129		628
197	53	30	42	44		205		14,850

3,359	2,924	2,821	3,164	3,442		4,720		5,905
–	–	–	–	–		505		607
156	25	–	–	569	*	446	*	14,398	*
142	164	186	208	241		295		385
–	–	–	–	–		–		–
–	–	–	–	–		–		–
–	–	–	–	–		2		1
2	1	–	–	–		5		16

7	6	9	9	8		10		120
–	–	–	–	–		–		–
–	–	–	–	–		–		11
–	–	–	–	13		13		13
–	–	–	–	–		1		103
1	1	1	1	4		7		53

EDC 2018 ANNUAL REPORT | TEN-YEAR REVIEW 179

GLOSSARY OF FINANCIAL TERMS

Actuarial Gains or Losses – Changes in the value of the defined benefit obligation and the plan assets due to differences between actuarial assumptions and what has actually occurred and due to changes in actuarial assumptions.

Actuarial Valuation (re: Pension Benefit Plans) – An assessment of the financial status of a benefit plan performed by an independent actuary. It includes the valuation of any plan assets and the defined benefit obligation using estimates of future events that will affect the costs and obligation for employee benefits plans.

Amortized Cost – The amount at which the financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and minus any reduction (directly or through the use of an allowance account) for impairment or uncollectability.

Basis Point – One one-hundredth of a percentage point.

CDOR – Canadian Dollar Offered Rate – An industry determined financial benchmark and the recognized benchmark index for Canadian bankers’ acceptances with a term to maturity of one year or less.

Contingent Liability – Potential debt which arises from past events and may become an actual obligation if certain events occur or fail to occur. Contingent liability is also referred to as insurance policies and guarantees outstanding.

Credit Risk – The risk of loss incurred if a counterparty fails to meet its financial commitments.

Defined Benefit Obligation – The actuarial present value, without deducting any plan assets, of expected future payments required to settle the obligation resulting from employee service in the current and prior periods.

Derivative Instruments – Financial contracts that derive their value from changes in interest rates, foreign exchange rates, credit spreads, commodity prices, equities, market indexes or other financial measures. Such instruments include futures, interest rate, foreign exchange, equity, commodity and credit default swaps.

Effective Interest Rate – The rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability.

Exposure at Default – Generally represents the expected gross exposure – outstanding amount for on-balance sheet exposure and loan equivalent amount for off-balance sheet exposure.

Facultative Reinsurance – Reinsurance provided on a transactional basis.

Foreign Exchange Risk – The risk of loss or harm due to changes in spot and forward prices, and/or volatility of currency exchange rates.

Gross Loans Receivable – Principal amounts outstanding under existing loan agreements.

Hedge – A risk management practice used to manage interest rate or foreign exchange exposures arising from the normal course of business operations.

Individually Impaired Loans – Loans where there is objective evidence that an impairment loss has occurred.

Insurance Risk – The risk of loss or harm due to actual experience being different from that assumed when an insurance product was designed and priced.

Interest Rate Risk – The risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

LIBOR – London Inter-Bank Offered Rate – The interest rate at which banks in London are prepared to lend funds to first-class banks.

Liquidity Risk – The risk that we would be unable to honour daily cash commitments or the risk that we would have to obtain funds rapidly, possibly at an excessively high premium during severe market conditions.

Loss Given Default – Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.

Market Risk – The risk of loss or harm due to adverse movements in market prices, interest rates and/or foreign exchange rates.

Net Finance Margin – Net financing and investment income expressed as a percentage of average income earning assets.

Net Financing and Investment Income – Revenue earned on financing, leasing, marketable securities and investment assets, less interest and leasing and financing related expenses.

Net Revenue – Net income excluding the provision for credit losses, claims-related expenses, administrative expenses and unrealized gains and losses.

Operational Risk – The risk of loss or harm resulting from inadequate or failed internal processes, people and systems or from external events.

Performing Loans – Loans for which there is reasonable assurance that EDC can collect the principal and interest on time.

Probability of Default – Measures the likelihood that a borrower will default within a one-year time horizon, expressed as a percentage.

Productivity Ratio – Administrative expenses expressed as a percentage of net revenue excluding the impact due to fluctuations in the exchange rate from the rate projected in the Corporate Plan.

Structured Entity (SE) – An entity created to accomplish a narrow and well-defined objective. The SE is designed so that voting or similar rights are not the dominant factor in deciding who controls the entity.

Undisbursed Loan Commitments – A contractual amount under an existing loan agreement that has yet to be advanced to the borrower.

180 GLOSSARY OF FINANCIAL TERMS | EDC 2018 ANNUAL REPORT

CORPORATE REPRESENTATION

National

Head Office

Export Development

Canada

150 Slater Street

Ottawa, ON K1A 1K3

edc.ca

Atlantic Region

Halifax

1969 Upper Water Street

Tower 2, Suite 1605

Halifax, NS B3J 3R7

Charlottetown

119 Kent Street

Suite 240, BDC Place

Charlottetown, PE C1A 1N3

Moncton

735 Main Street

Suite 400

Moncton, NB E1C 1E5

St. John’s

510 Topsail Road

St. John’s, NL A1E 2C2

Ontario Region

Toronto

155 Wellington Street West

Suite 3120

Toronto, ON M5V 3L3

Kitchener

Catalyst137 Building

137 Glasgow Street

Suite 460

Kitchener, ON N2G 4X8

London

148 Fullarton Street

Suite 1512

London, ON N6A 5P3

Mississauga

1 City Centre Drive

Suite 805

Mississauga, ON L5B 1M2

Windsor

3270 Electricity Drive

Suite 209

Walker Industrial Park

Windsor, ON N8W 5J1

Quebec Region

Montreal

800 Victoria Square

Suite 4520

P.O. Box 124

Tour de la Bourse

Montreal, QC H4Z 1A1

Brossard

4805 Lapinière

Suite 4300

Brossard, QC J4Z 0G2

Drummondville

1412 Jean Berchmans

Michaud Street

Drummondville, QC J2C 7V3

Quebec City

2875 Laurier Boulevard

D-3, Suite 600

Quebec, QC G1V 2M2

Sherbrooke

93 Wellington Nord Street

Sherbrooke, QC J1H 5B6

Ville Saint-Laurent

9900 Cavendish Boulevard

Suite 201

Saint-Laurent, QC

H4M 2V2

Western Region

Calgary

308 4th Avenue SW

Suite 2403

Calgary, AB T2P 0H7

Edmonton

10180 101 Street

Suite 3400

Edmonton, AB T5J 3S4

Regina

1914 Hamilton Street

Suite 300

Regina, SK S4P 3N6

Saskatoon

402 21st East

Suite 400

Saskatoon, SK S7K 0C3

Vancouver

1055 Dunsmuir Street

Suite 400, Bentall Four

P.O. Box 49086

Vancouver, BC V7X 1G4

Winnipeg

201 Portage Avenue

Suite 1050

Winnipeg, MB R3B 3K6

International

North America

Atlanta

The Consulate General

of Canada

100 Colony Square

Suite 1700

1175 Peachtree Street N.E.

Atlanta, GA

30361-6205

United States of America

Chicago

The Consulate General

of Canada

180 North Stetson Avenue

Suite 2400

Chicago, IL 60601

United States of America

Mexico City

Canadian Embassy

Calle Schiller 529

Rincón del Bosque

Colonia Polanco

México, D.F. 11560

Mexico

Garza Garcia

Consulate General of

Canada

Gomez Morin 955

4th Floor, Suite 404

Garza Garcia, NL

C.P. 66279

Mexico

South America

Bogotá

Embassy of Canada

Carrera 7 #114 – 33,

Piso 14, Bogotá

Colombia

Lima

Embassy of Canada

Bolognesi 228, Miraflores

Lima 18, Peru

Santiago

Canadian Embassy

Nueva Tajamar

481 – 12th Floor

North Tower

Las Condes

Santiago, Chile

Rio de Janeiro

Canadian Consulate

General

Av. Atlantica 1130, 13° andar

Copacabana

CEP 22021-000

Rio de Janeiro – RJ, Brazil

São Paulo

Canadian Consulate

General

Av. das Nações

Unidas 12901

Cenu Torre Norte, Andar 16°

CEP 04578-000

São Paulo – SP, Brazil

Europe

Düsseldorf

Consulate of Canada –

Düsseldorf

Benrather Strasse 8

40213 Düsseldorf

Germany

Istanbul

Canadian Consulate

209 Buyukdere Caddesi

Tekfen Tower – 16th Floor

Levent 4

Istanbul 34394

Turkey

London

High Commission of

Canada

Trafalgar Square

London SW1Y 5BJ

United Kingdom

Africa/Middle East

Johannesburg

High Commission of

Canada

10 Arnold Road

Johannesburg 2196

South Africa

Dubai

Consulate General of

Canada

Jumeirah Emirates Towers

19th Floor

Sheikh Zayed Road

Dubai, United Arab

Emirates

Asia

New Delhi

High Commission of

Canada

7/8 Shantipath

Chanakyapuri

New Delhi 110021

India

Mumbai

Consulate General of

Canada

Indiabulls Finance Centre

Tower 2, 21st Floor

Senapati Bapat Marg

Elphinstone Road (West)

Mumbai 400 013

India

Beijing

The Canadian Embassy

in China

19 Dong Zhi Men Wai

Street

Chayoang District

Beijing 100600

China

Shanghai

Canadian Consulate

General

ECO City Building

8th Floor, 1788 Nanjing

Xi Lu

Jing An District

Shanghai 20040

China

Singapore

12 Marina Boulevard

#34-04

Marina Bay Financial

Centre, Tower 3

Singapore 018982

Australia

Sydney

Consulate General of

Canada

Quay West

111 Harrington Street

Level 5

NSW 2000

EDC 2018 ANNUAL REPORT | CORPORATE REPRESENTATION 181

EDC’S MANDATE
Support and develop, directly or indirectly, Canada’s export trade and Canadian capacity to engage in that trade, as well as respond to international business opportunities.
FINDEV CANADA’S MANDATE
Provide, directly or indirectly, development financing and other forms of development support in a manner that is consistent with Canada’s international development priorities.

PHOTO CREDITS
Covers/tables of contents, © Getty, © Shutterstock; pages 6, 8, © Martin Lipman; pages 10, 23, 24, 34, 35, 38, 53, 59, © iStock; pages 13, 17, 18, 22, 43, 46, 52, 56, © Shutterstock; pages 15, 26, © Unsplash; pages 20, 27, 28, 30, 33, 36, 44, 45, 54,
© Getty; page 25, courtesy of AbCellera; page 29, courtesy of The 7 Virtues Beauty Inc.; page 32, courtesy of EDC; page 37, courtesy of Clear Blue Technologies; page 40, courtesy of WATERAX; page 41, © Offset; page 42, courtesy of Maxy Media; pages 48, 50, 57, 58, © Richard Dufault; page 49, courtesy of ALDO Group; page 59, courtesy of Dolapo Fadare; page 60, courtesy of CARE Canada; pages 67, 68, 69, 70, 71, courtesy of EDC/Martin Lipman.

EDC is the owner of trademarks and official marks. Any use of an EDC trademark or official mark without written permission is strictly prohibited. All other trademarks appearing in this document are the property of their respective owners. The information presented is subject to change without notice. EDC assumes no responsibility for inaccuracies contained herein. Copyright © 2019 Export Development Canada. All rights reserved.